

The energy within

ANNUAL REPORT 2003





WPS

WPS Resources Corporation

Highlights

Year Ended December 31	2003	2002	Percent Change
Consolidated revenues – nonregulated *(Millions)* *	$3,137.6	$ 410.8	663.8
Consolidated revenues – utility *(Millions)* *	1,183.7	1,050.3	12.7
Margins – nonregulated *(Millions)*	121.0	71.1	70.2
Margins – utility *(Millions)*	651.4	631.3	3.2
Income from continuing operations *(Millions)* *	110.6	118.5	(6.7)
Income available for common shareholders *(Millions)*	94.7	109.4	(13.4)
Earnings per average share of common stock			
Basic income from continuing operations *	$3.26	$3.64	(10.4)
Diluted income from continuing operations *	3.24	3.61	(10.2)
Basic income available for common shareholders	2.87	3.45	(16.8)
Diluted income available for common shareholders	2.85	3.42	(16.7)
Dividends per share	$ 2.16	$ 2.12	1.9
Book value per share	27.40	24.62	11.3
Common stock price at year end	$46.23	$38.82	19.1
Shares outstanding at year end (excludes treasury stock and shares in deferred compensation trust)	36,621,976	31,808,779	15.1
Total assets *(Millions)*	$4,292.3	$3,671.2	16.9

* Refer to Management's Discussion and Analysis for explanation of changes in revenue and a discussion of discontinued operations.

Cash Flow Summary

Year Ended December 31 *(Millions)*	2003	2002	2001
Net cash operating activities	$ 62.4	$188.5	$144.1
Net cash investing activities	(244.0)	(265.4)	(134.8)
Net cash financing activities	198.6	93.1	33.6
Change in cash and cash equivalents – continuing operations	$ 17.0	$ 16.2	$ 42.9

2003 Earnings By Segment *(Millions)*



GAS UTILITY, $15.7
WPS ENERGY SERVICES, $29.0
ELECTRIC UTILITY, $60.0
WPS POWER DEVELOPMENT, $(7.9)
TOTAL EARNINGS $94.7
OTHER, $(2.1)

Contents



Wisconsin Public Service agreed to sell to the Wisconsin Department of Natural Resources more than 5,000 acres of land near our High Falls hydro plant, and several other areas along the Peshtigo River in Wisconsin, and donate more than 5,000 acres to the state. Roger Trudeau, Director of Real Estate, near the High Falls flowage, is implementing this agreement, which ensures the majority of land will remain accessible to the public and remain in its natural state.

Ka Youa Kong (center), Corporate Recruiter, and Sandra Hallock (right), Human Resources Information Coordinator, bring qualified professionals into the WPS Resources organization.



Pictured on cover, top to bottom: In the Wisconsin Public Service Rhinelander, Wisconsin, service center, Steve Boneck, Gas Maintenance Mechanic, and David Detert, Service/Street Mechanic, assemble a natural gas burner for a gate and regulator station. Sara Hurley, Manager of Financial Analysis, and Margaret Graese, Accountant, make sure WPS Power Development's financial reporting adheres to current standards.



WPS Energy Services, Inc.

WPS Power Development, Inc.

Both WPS Energy Services, Inc. and WPS Power Development, Inc.

WPS Energy Services, Inc.

Business

Established in 1994.

Diversified nonregulated energy supply and services company.

Principal operations in the United States include Illinois, Maine, Michigan, New York, Ohio, and Wisconsin. Principal Canadian operations include Alberta, Ontario, and Quebec (see map above).

Provides retail and wholesale products primarily in the northeast quadrant of the United States and adjacent portions of Canada.

Develops nonregulated assets.

183 employees.

Market

Operates in the retail and wholesale nonregulated energy marketplace.

Emphasis is on serving aggregated residential and small commercial, large commercial, industrial, and wholesale customers in the northeast quadrant of the United States and adjacent portions of Canada.

Products and Services

Provides individualized energy supply solutions, structured products, and strategies that allow customers to manage energy needs while capitalizing on opportunities resulting from deregulation.

Provides natural gas, electric, and alternate fuel products, real-time energy management services, energy utilization consulting, and project development and management.

Provides acquisition and investment analysis, market management services, and optimization of energy assets in the competitive marketplace.

Patented DENet® computer technology allows customers to continuously monitor and actively manage their energy usage.

WPS Power Development, Inc.

Established in 1995.

Owns and operates various nonregulated electric generation facilities.

Owns a portion of a synthetic fuel facility.

Provides electric power generation services.

193 employees.

Operates nationwide and in adjacent portions of Canada (see map above).

Significant focus on the northeast quadrant of the United States.

Provides engineering and management services and operations and maintenance services.

Areas of expertise include cogeneration, distributed generation, generation from renewables, and generation plant repowering projects.

74 megawatts of hydro and diesel generation facilities in the state of Maine and in New Brunswick, Canada.

503 megawatts of primarily coal-fired generation facilities in Pennsylvania.

259 megawatts of combined cycle and fluidized bed generation facilities in upstate New York.

50-megawatt cogeneration facility in Combined Locks, Wisconsin.

53-megawatt coal-fired generation facility in Cassville, Wisconsin.

A minority interest in a synthetic fuel facility located in Kentucky.

Landfill and wood waste gas generating facilities in Wisconsin and steam boilers in other states.

WPS Resources Corporation

WPS Resources Corporation is a holding company based in Green Bay, Wisconsin. Subsidiaries provide products and services in both regulated and nonregulated energy markets.



Wisconsin Public Service Corporation
Upper Peninsula Power Company

Wisconsin Public Service Corporation

Business

Established in 1883.

Regulated electric and natural gas utility.

Operates in northeastern and central Wisconsin and an adjacent portion of Upper Michigan (see map above).

2,483 employees.

Market

Serves 414,370 electric and 300,859 natural gas customers.

Provides electric and natural gas products and services to residential, farm, commercial, and industrial customers. Also provides electric power to wholesale customers.

Electric operations accounted for 64% and gas operations accounted for 36% of 2003 revenues.

Electric revenues are comprised of 87% retail sales and 13% wholesale sales.

Wisconsin customers accounted for 96% and Michigan customers accounted for 4% of 2003 revenues.

Facilities

Electric generating capacity based on 2004 summer capacity ratings is 2,206 megawatts, including share of jointly owned facilities. A peak demand was reached on August 21, 2003, with a system demand of 2,185 megawatts.

Electric property includes 20,490 miles of electric distribution lines, 90% of which are operated at 24.9 kV.

Gas property includes 6,845 miles of gas main, 70% of which is plastic main, and 85 gate and city regulator stations.

Upper Peninsula Power Company

Business

Established in 1884.

Regulated electric utility.

Operates in primarily rural countryside covering 10 of the 15 counties in the Upper Peninsula of Michigan (see map above).

171 employees.

Market

Serves 51,556 electric customers in 99 communities.

Provides electric energy to 35 wholesale customers.

Main industries served are forest products, tourism, and small manufacturing.

Electric revenues are comprised of 88% retail sales and 12% wholesale sales.

Facilities

Electric generating capacity based on 2004 summer capacity ratings is 79 megawatts. A peak demand was reached on January 22, 2003, with a system demand of 154 megawatts.

Electric property includes 2,826 miles of electric distribution lines.



Larry L. Weyers, Chairman, President, and Chief Executive Officer of WPS Resources Corporation, at the historic and newly renovated Meyer Theatre in Green Bay, Wisconsin.

Dear Fellow Shareholders

The energy within. That's what makes a company strong. It's the internal energy that keeps things rolling within a company. Without this energy, a company would falter. And for a company in the energy industry, the energy within takes on additional significance.

Our business is energy. We strive to understand that business better than any other company. Our mission is to provide the best value in energy and related services. Creating value for our customers, shareholders, employees, and the communities we serve is not a small task. It takes a tremendous amount of energy to pull it off—energy that comes from our employees. Their internal drive helps us fulfill our mission and reach our goals. That energy will propel us into becoming a world-class energy company.

I am happy to report that 2003 put us firmly on track to be that company. We once again made substantial progress toward our goals, and the energy within is enabling us to succeed. Let me tell you how.

A Quick Review of 2003: Many Successes

- We filed an application to construct and operate a 500-megawatt electric generating facility at our existing Weston power plant site.
- We agreed to sell our Sunbury generating station in Pennsylvania to Duquesne Power.
- We purchased a one-third interest in the Guardian Pipeline.
- We increased the dividend on our common stock for the 45th consecutive year.
- For the seventh time in eight years, we met the challenge of a new all-time peak in energy demand when we supplied 2,185 megawatts on August 21.
- We completed credit line syndications for WPS Resources and Wisconsin Public Service.
- We won the bid to provide standard-offer electric service to northern Maine for a 34-month period beginning March 1, 2004.
- We agreed to sell the Kewaunee Nuclear Power Plant to Dominion Energy.
- We sold an additional 4,025,000 shares of our common stock at $43 per share, and investor demand exceeded the number of shares offered.
- We issued $125 million of utility senior notes at very favorable rates.
- We sold 542 acres of land near the Peshtigo River to the Wisconsin Department of Natural Resources.
- We began construction of a 50,000-square-foot addition to our Green Bay Service Center to house our 24-hour call center and additional customer support operations.
- We announced a long-term agreement to provide more than 55 megawatts of wholesale electric service to two northeastern Wisconsin communities—Shawano and Clintonville.
- We completed remediation efforts on a former manufactured gas plant site in Green Bay, Wisconsin, and won the Mayor's Beautification Award at the same time.
- We sold a seven-acre former manufactured gas plant site after completing environmental remediation efforts.
- Our NatureWise™ and SolarWise® for Schools renewable energy programs were ranked among the top 10 in national Green Power programs based on customer participation.

The Challenges

We also faced a number of challenges during 2003. First, when approval of Wisconsin Public Service's 2003 rate case was delayed for three months due to other priorities at the Public Service Commission of Wisconsin, we lost approximately $5 million of potential electric revenue. We expected to receive an order before the end of 2002, but the Commission did not grant approval until March 21, 2003. The delay in receiving the needed rate increase caused a decline in utility earnings that we were not able to overcome during the remainder of the year.

Maintenance issues, purchased power, and fuel costs took a toll on the performance of WPS Power Development's assets during 2003. We diligently corrected the maintenance issues, lowered fuel costs, and steadily improved the overall condition of the facilities and enhanced their long-term operation.

The environment in the nonregulated energy marketplace has become more challenging due to, among other things, high and volatile natural gas prices, major accounting changes, the dramatic overbuild of capacity and, to a lesser extent, the reduction in wholesale market participants. Although electric prices have been close to projections made at the inception of our investments, the forward value of nonregulated capacity markets was vastly overestimated by most industry experts and us.

Although WPS Energy Services' financial performance has been good the past few years, the overall financial performance by WPS Power Development's assets is not acceptable.

In 2003, WPS Power Development took decisive actions to adjust to the new merchant marketplace. We announced the pending sale of our Sunbury plant to Duquesne Power. We downsized the workforce for our New York assets by about 20 percent and have still maintained reliable operations. We also downsized WPS Power Development's central office staff and focused the company on the efficient operation and optimization of its assets. In addition, we moved nonregulated business development activities to WPS Energy Services to facilitate its ability to market power from WPS Power Development's generation assets. Given current market conditions, we don't expect to see significant growth in the form of acquired generation assets, but we are continuing to look for growth opportunities for our nonregulated companies that will enhance shareholder value.

WPS Energy Services made adjustments to better integrate its market focus with WPS Power Development's generation assets. WPS Energy Services hired personnel with experience in the market management of electric generation assets in New York, New England, and the Pennsylvania-New Jersey-Maryland markets and opened a new office in the Washington, D.C. area.

This staff is focused on maximizing the value of company and customer energy assets in the northeast markets, with activities that include risk analysis, portfolio management, scheduling, and settlement.

The energy industry experienced volatile and high commodity market prices in 2003, and we expect these market conditions to continue into 2004. This can put a financial strain on undercapitalized market participants. We continue to be diligent and improve our credit processes to minimize credit-related damage. On the plus side, market volatility often creates opportunity and enhances the value of the products WPS Energy Services is able to provide to the nonregulated wholesale and retail marketplace.

Goals

The energy within an organization is a key to success. But energy must be harnessed and driven in the direction of goals with sustained effort. A company must develop its goals, lay out its strategy for accomplishing those goals, and then put the right leadership in place to ensure attainment of those goals. It takes energy all along the way to keep us headed in the right direction.

Our financial goals are simple. We expect to provide 6 to 8 percent average annualized growth in earnings per share from continuing operations, but we know that the growth may vary—sometimes higher and sometimes lower than the targeted range in any given year. We have surpassed this goal over the past five years.

Another goal is to have between 15 percent and 25 percent of our earnings come from our nonregulated subsidiaries: WPS Energy Services and WPS Power Development.



This past year, 22 percent came from those two subsidiaries, which is down from 32 percent in 2002. We have chosen this range because it allows us substantial growth opportunities and still provides the benefits of a balanced portfolio of business operations that derives 75 percent or more of our earnings from utility investments.

Our final financial goal is to provide investors with a solid return on their investment. That includes sustained dividends and dividend growth. Our total return to shareholders has exceeded 12 percent on an average annual basis for the last five years, and we have increased dividends annually for the last 45 years.

Strategy

Our strategy continues to be balanced growth, adherence to our core competencies of energy and energy-related activities, and focusing our nonregulated efforts on the energy markets within the northeast quadrant of the United States and adjacent portions of Canada. We are continuing to place greater emphasis on growth of our regulated utility business while at the same time carefully growing our nonregulated subsidiaries.

A major part of our strategy is to develop the infrastructure that will be needed to provide reliable supplies of energy for many years and to provide customers with the best value for their energy purchases.

Generating the Energy

With our strategy in mind, Wisconsin Public Service completed construction of Pulliam 31 at a cost of approximately $38 million. This is an 83-megawatt natural gas-fired combustion turbine peaking plant, which is located at our existing Pulliam power plant site in Green Bay, Wisconsin.

Wisconsin Public Service also began work on the Weston 4 project. This is a new 500-megawatt, coal-fired plant that will be located at our existing Weston generating site near Wausau, Wisconsin. This will be a state-of-the-art unit that we plan to have available in 2008. It will be one of the most efficient and environmentally friendly units in Wisconsin and is expected to cost about $770 million.

Pat Bourassa, Technical Support Supervisor, was asked to take on a new role—project director for the $23.6 million service center annex project for Wisconsin Public Service. She brought the building construction portion of this project in ahead of schedule and under budget. The entire project is expected to be complete in December 2005.

Wisconsin Public Service also announced a $250 million contract to buy power from a new gas-fired plant Calpine is building near Kaukauna, Wisconsin. The Fox Energy Center will be available early in 2005 and will provide up to 235 megawatts of capacity and energy to our system for ten years.

Transmitting Energy to Where It's Needed

Transmission infrastructure must also be developed, and we made significant progress in that arena in 2003 through our partial ownership of American Transmission Company, LLC.

During 2003, we transferred about $20 million of assets related to the Wausau, Wisconsin, to Duluth, Minnesota, transmission line project to American Transmission Company for additional equity.

The Public Service Commission of Wisconsin approved construction of the 220-mile transmission line at a cost of about $420 million. We anticipate funding approximately 50 percent of total costs incurred, up to $198 million, and receiving additional equity in American Transmission Company. We expect to complete construction in 2008.

In December 2003, we invested approximately $6 million in American Transmission Company with the transfer of other recently completed projects to the American Transmission Company, increasing our ownership interest to about 20 percent.

We also signed an interconnection agreement with the American Transmission Company, which will provide for the development of the transmission infrastructure necessary to transport the output of the proposed Weston 4 plant.

Ensuring Reliability with a Natural Gas Pipeline

On the natural gas side of our business, we purchased a one-third interest in the Guardian Pipeline for $26 million. The pipeline, which began operating in 2002, stretches about 140 miles from Joliet, Illinois, into southern Wisconsin. It can transport up to 750 million cubic feet of natural gas daily. Even though our principal utility doesn't connect to it, we've supported the Guardian Pipeline since it was first proposed because it provides potential benefits of competition to current and future customers in the state of Wisconsin. We think it will be a sound addition to our business holdings. The pipeline is critical to natural gas reliability in Wisconsin, and more than 88 percent of its capacity is under contract through 2012.

Managing and Reducing Risk

Another major part of our strategy is the management and, when possible, the reduction of risk. In that regard, we made substantial progress in 2003. We will reduce our exposure to the merchant plant markets with WPS Power Development's proposed sale of the 402-megawatt Sunbury Power Plant, located in Pennsylvania, to Duquesne Power, L.P., a subsidiary of Duquesne Light Holdings, for approximately $120 million. We expect to complete this sale in the third quarter of 2004.

We also reached an agreement to sell the 543-megawatt Kewaunee Nuclear Power Plant to Dominion Energy Kewaunee, LLP, a subsidiary of Dominion Resources, for approximately $220 million. Wisconsin Public Service owns 59 percent of Kewaunee and an unaffiliated utility owns 41 percent. At closing, we expect to receive approximately $130 million in cash, transfer our decommissioning liability, and retain ownership of trust assets contained in one of two decommissioning funds we established to cover the eventual decommissioning of the plant. The cash proceeds from the sale are expected to slightly exceed our carrying value on the assets being sold. We expect that the retained decommissioning fund, as well as most of the gain from the plant sale, will be available to Wisconsin Public Service's customers in future rate proceedings. The transaction is subject to approval by various regulatory agencies, including the Public Service Commission of Wisconsin, the Federal Energy Regulatory Commission, and the Nuclear Regulatory Commission. We expect this transaction to be completed in 2004.

At the closing of the sale, Wisconsin Public Service will enter into a power purchase agreement with Dominion Energy to buy energy and capacity generated at Kewaunee. The agreement provides for an equivalent amount of electricity at substantially the same costs that we would expect if current ownership continued. The power purchase agreement, which also requires regulatory approval, will extend through 2013, when the plant's current operating license will expire.

This sale will transfer the risk of nuclear ownership and operation, including decommissioning and fuel disposal costs, away from our customers and shareholders. We believe our customers and shareholders will benefit from the sale and power purchase agreement. Additionally, the transaction fits with our asset management strategy and lowers our business risk profile.

The sale of Kewaunee was a bittersweet decision for our management team because Kewaunee has been a flagship for excellent operations in the industry throughout its 30-year history. We are confident it will continue to operate well in the hands of its new owner and the existing competent staff at Kewaunee.

Benefiting from Our Asset Management Strategy

Our asset management strategy calls for the addition or disposition of assets, including plants and entire business units, to create value for customers and enhance returns for shareholders. Sales of excess land, buildings, and other facilities are a part of this strategy.

The sales of Kewaunee and Sunbury are examples of our asset management strategy. This strategy will enable us to improve returns to shareholders by managing our assets in a manner that reduces risk.

Another example of our asset management strategy was the December 2003 sale of an additional 542 acres of land near the Peshtigo River to the Wisconsin Department of Natural Resources for $6.5 million. This was part of a multi-phase agreement reached in 2001. Under terms of that agreement, we sold more than 5,000 acres of land to the state for $13.5 million in 2001. The state recently exercised its option to purchase an additional 179 acres for $5 million in 2004. Following the close of the third and final phase of the agreement in 2004, we will donate 5,176 acres to the state. At that point, the Wisconsin Department of Natural Resources will have acquired nearly 12,000 acres of wilderness for $25 million. When this transaction is completed, it will ensure that this pristine wilderness will remain open and accessible to the public and in its present natural state. We have been the stewards of this land for more than 100 years, and it's important that the new owner, the state of Wisconsin, carry on our stewardship. We are retaining about 300 acres of land in the vicinity that will be sold for development at an auction to be held in late 2004.

We also sold a seven-acre waterfront site for $940,000 to the city of Oshkosh, Wisconsin, for park expansion. The land was the site of a coal gasification plant on which we completed environmental remediation work. We are pleased that Oshkosh residents will be able to take advantage of this property to develop and improve the riverfront.

Nonregulated Growth

Another major part of our strategy is the continuing growth of WPS Energy Services. We made substantial progress in 2003 with the acquisition of a retail electric business in Michigan and integration of a retail natural gas business in Canada. WPS Energy Services also secured major new contracts in the New Jersey and Maine markets. They are well on the way to many years of profitable growth.

We also decided that the time was right to take WPS Power Development in a new direction—one focused more on operational excellence than on development of power plants. As a result, in 2003, WPS Energy Services assumed the development efforts for our nonregulated businesses.

Financial Strength

Successful infrastructure development and profitable growth is possible only if the energy within our company is combined with a strong financial position.

Rates to Sustain Us

The ability to successfully conclude rate cases is essential for any regulated utility, and we are no different. During 2003, we were successful in a number of jurisdictions. The Public Service Commission of Wisconsin granted Wisconsin Public Service authority to increase retail electric rates by 3.5 percent, or $21.4 million, effective March 21, 2003. The Michigan Public Service Commission granted authority for a $300,000 increase in Wisconsin Public Service's retail electric rates on July 23, 2003, and also authorized recovery of $1 million of increased transmission costs through the power supply cost recovery fuel adjustment clause. In addition, the Federal Energy Regulatory Commission ordered a 21 percent, or $4.1 million, interim increase in wholesale electric rates, subject to refund if the final rate increase is less, for Wisconsin Public Service effective May 11, 2003, with final settlement anticipated in the second quarter of 2004.

Wisconsin Public Service also successfully concluded its 2004 Wisconsin rate case with authorization to increase retail electric rates by 9.4 percent, or $59.4 million, and retail natural gas rates by 2.2 percent, or $8.9 million, effective January 1, 2004. As part of this order, the Commission allowed a 12 percent return on equity with 56 percent equity in our utility capital structure.

Rate increases of this sort are often hard on our customers, but the increased rates are needed to maintain the reliability and safety of our service to them. Our customers should know that we are taking advantage of every opportunity to reduce costs and passing those savings on to them. Even with the higher rates, our electric and natural gas rates are still among the lowest in Wisconsin and the nation.

Financial Goals for 2004

- Grow our earnings per share from continuing operations at 6 to 8 percent on an annualized basis.
- Achieve 15 to 25 percent of our earnings from WPS Energy Services and WPS Power Development.
- Continue our moderate growth in the annual dividend paid.
- Provide investors with a solid return on their investment.

Financings

In 2003, we took steps to enhance our strong financial position. In August, we completed a credit line syndication that established a $225 million revolving credit line for WPS Resources and a $115 million revolving credit line for Wisconsin Public Service. The 364-day senior unsecured revolving credit line facilities give us greater financial flexibility as we grow our regulated utilities and nonregulated businesses.

Our quality debt ratings provide flexibility and access to capital markets at reasonable rates to help grow the business. This was apparent in December when we successfully issued $125 million of 4.80 percent 10-year senior notes for Wisconsin Public Service. Due to the high ratings of the utility issue, the notes were heavily oversubscribed prior to pricing, which resulted in a very favorable interest rate.

We also completed an equity sale last fall, which netted $167 million. These debt and equity financings will help maintain our financial strength as we grow. We are maintaining our financial strength to support our quality credit ratings.

Benefits for our Shareholders

We've paid a dividend on our common stock for 63 consecutive years, and we've rewarded our shareholders with 45 consecutive years of dividend increases. We feel it is extremely important for us to continue to pay dividends to our shareholders, and we'll continue to strive to do so.

Our successful public offering of 4,025,000 shares of common stock in November was oversubscribed, split about evenly between retail and institutional purchasers, and confirms the value of our company to the investing public. During 2003, we increased our common stock equity through that public offering and increased investor participation in our Stock Investment Plan. In 2003, shareholders invested more than $13.1 million to add additional shares to their accounts under the plan and reinvested about $10.1 million of dividends.

Our investors are recognizing the value of their WPS investment as our stock increases its value. We closed the year 2002 with a stock price of $38.82 and ended 2003 with a stock price of $46.23. The 52-week range was between $36.80 and $46.80. For investors who held WPS common stock from December 31, 2002, through December 31, 2003, and were able to reinvest their $2.16 in dividends per share, their total shareholder return for the year was 25.3 percent—a very positive result for our investors.

Energized Leadership

The energy within WPS Resources must be combined with strong leadership to provide maximum value. In that regard, we are upgrading leaders' skills throughout the company. Leadership training courses have been developed for new leaders, new hires, and experienced leaders. More than 83 percent of our formal leaders have been involved in these classes in the past 24 months. We use external courses to augment our internal initiatives.

Recognizing the energy that can be created by a diverse workforce, we are continuing our diversity efforts throughout WPS Resources. This initiative provides us with a workforce and culture that is rich in ideas and highly effective.

Leadership Changes

This past year brought about changes in our Board of Directors. Mike Ariens retired from our Board after serving for 29 years. We thank Mike for the tremendous contribution he made to our success throughout that term.

We are pleased to welcome Ellen Carnahan to our Board of Directors. Ellen has a strong background in venture capital. She is proving to be a valuable asset to our future success.

On our management team, Jerry Mroczkowski retired from his position as Chief Executive Officer of WPS Power Development. Jerry has agreed to continue as a consultant for the company.

Charlie Schrock left his position as President of WPS Power Development for an assignment at WPS Resources. Charlie is now responsible for several projects critical to our success.

In addition to his role as Senior Vice President - Development of WPS Resources, in which he oversees all nonregulated activity, Phil Mikulsky is now President of WPS Power Development and will take responsibility for moving this nonregulated subsidiary in a new direction.

The Energy Within

WPS Resources truly does have energy within. It is the force that keeps us strong and successful. It enables us to deliver the best value in energy and related services. It allows us to provide solid returns for our investors.

We plan to nurture the energy within and continue delivering value to our shareholders for many years to come.

Thank you for choosing WPS Resources for your investment. We will put all our energy to work for you.

Sincerely,

Larry L. Weyers

Larry L. Weyers
Chairman, President, and Chief Executive Officer
March 12, 2004


The energy within

At the Wisconsin Public Service garage in Oshkosh, Wisconsin, James Martin (left), Manager – Customer Service, and Jody Dixon, Lead Fleet Mechanic, use a scanner to diagnose electrical problems in our truck engines.

The Energy Within

WPS Resources' subsidiaries use their abilities to generate and deliver energy to homes and businesses across the central and northeastern United States and adjacent areas of Canada. That's the kind of energy most people think of when they hear "WPS Resources." But what about the energy needed to listen intently to our customers, to serve our communities with compassion, and to persevere in difficult times? That energy doesn't come from a generator, pipe, or wire. It's an energy that resonates within each of WPS Resources' employees.

The Energy to Serve

The energy within our employees is, first and foremost, the energy to serve our customers exceedingly well. Whether that means repairing a broken gas main in below-zero weather or helping customers find ways to effectively use the energy we sell, our employees get the job done with spirit and integrity. We create products and services that are valuable to our customers, and in the end, create value for our shareholders as well.

"There's Energy in Everything We Do"

At Wisconsin Public Service, our regulated electric and natural gas utility operating in northeastern Wisconsin and portions of Upper Michigan, we tell customers, "There's Energy in Everything We Do"—and there is, according to feedback from our customers. In benchmarking research we conducted in 2003, Wisconsin Public Service rated among the "best in class" when compared with other major investor-owned utilities in Wisconsin. Attributes investigated in the research included price, corporate character, and service quality.

We spend a great deal of energy searching for new ways to serve our customers better. We look for innovations that are convenient and customized for homeowners and businesses but that also enable us to provide service efficiently and at a lower cost.

Many of these innovations are on the Web. Some of our most popular new services are our free on-line "Energy-Saving Tools" for homes and businesses. With Energy-Saving Tools, customers are learning ways to manage rising energy costs, based on their own billing data and patterns of energy use. And, they're able to do so whenever they choose. The popularity of these energy management tools, along with on-line bill payment and other routine transactions available on our Web site, brought double the number of visitors to http://www.wisconsinpublicservice.com in 2003 as compared with 2002.

Questions posed by small business customers receive specialized attention in the Wisconsin Public Service Business Information Center. These representatives are trained to meet the unique energy needs of small business managers and owners, who wear many hats in their operations and have little time or money to spend on energy issues. Making optimum use of phone and Internet technology, the Business Information Center cared for nearly twice as many business customers in 2003 as compared to 2002. At the same time, the cost of serving each of those customers via the Business Information Center was cut in half.

These creative on-line and call center solutions for our residential and small business customers have allowed us to centralize many functions previously carried out by local offices. So while we have more opportunity to serve, our customers can choose the way they want to be served, and costs are actually reduced.

"Check the Prices, and Do the Math"

In early fall, more than 45,000 new residential and small business customers in Ohio signed up to buy natural gas from WPS Energy Services, our nonregulated energy marketing subsidiary. This surge in business was prompted, in large part, by an independent article in the *Akron Beacon-Journal*. The reporter stated that "after checking out all the prices, doing the math, and talking with each company," WPS Energy Services was the obvious choice for gas supply.

Consumers flocked to http://www.wpsenergy.com. The site received 2.5 million hits in August alone, and two customers per minute signed up online for natural gas service. More than 40,000 individuals called WPS Energy Services, up 700 percent from the usual monthly call volume. That's a remarkable level of interest for an energy supplier to receive on short notice. But with a firm grasp of Internet technology and a reliable customer service call center, WPS Energy Services came through for customers. Our reputation in Ohio helped increase our market share by nearly 4 percent in a market of 1.2 million customers.

WPS Energy Services' reputation for a strong work ethic has earned our company an ever-increasing amount of business. Since 2001, WPS Energy Services has been the supplier of choice for aggregated buying groups like Cleveland, Ohio. In 2003, Northern Maine again chose us as its standard offer energy supplier. Under a 34-month contract, we will be the electricity provider for all of Maine Public Service Company's service area, as well as customers of Houlton Water Company and the Eastern Maine Electric Cooperative.

With a focus on competitive energy prices, reliable energy, top-notch customer service, and innovative technology, WPS Energy Services is one of the fastest-growing energy marketers in the country.



Strategy provides focus for the energy within. It is a constant behind all decisions made by WPS Energy Services' staff. This includes, from left to right, Craig Avery, Risk Administration Leader; Richard Bissing, Vice President; Daniel Verbanac, Senior Vice President, who recently was appointed Chief Operating Officer; Ruqaiyah Stanley, Vice President; and Bruce Rizor, Vice President – Structured Energy Trading.

The Energy to Inspire Greatness

WPS Resources is generating a ready supply of talented leaders who can continue our tradition of outstanding, reliable service to customers. Our forward-looking Mentoring Program, for example, is in its fourth year.

Mentoring is a powerful, time-tested way of supporting employees as they meet the challenges of being successful, productive employees. Right now in our formal mentoring program, 75 mentors—seasoned leaders with specialized experience—are bringing mentees access to developmental assignments, senior executive relationships, and growth opportunities. In return, these yearlong relationships are bringing a fresh perspective to our mentors, and the company is adding to a bank of strategic knowledge and potential leadership.

At WPS Resources, new leaders prepare to lead effectively by participating in our specially designed Leadership Training for New Leaders. This series of workshops focuses on how to lead using WPS Resources' corporate values and vision. It includes leadership basics as well as the five core competencies we have designated for all of our leaders: Coaching and Developing Others, Communication and Influence, Sales Ability and Negotiation, Planning and Organizing, and Managing and Valuing Diversity. In their final class, graduates of this program develop an ongoing development plan for themselves, so they continue to grow as leaders. More than 200 individuals have completed this program over the past two years.

But planning for future success doesn't stop there. At WPS Resources, we believe in inspiring future success even beyond our "four walls." In the communities we serve, spirited employees give their time to help people and businesses thrive.



Small businesses are a case in point. They're the constant heartbeat behind the economic vitality of any community. In Columbus, Ohio, where WPS Energy Services serves a significant portion of the residential and small business market, our employees work closely with the local chamber of commerce, helping members make sound energy choices. In Maine, our involvement with the Maine Technology Institute is helping to promote new business in the state's technology sector.

Elsewhere, our employees are in schools, helping the very young become the leaders of tomorrow. From tutoring elementary school children who have English as a second language to leading teenagers in Junior Achievement, we're using our energy to inspire greatness.

Energy to Overcome Adversity

Not every day is business as usual. That's when our employees draw from their reserves of energy to take their daily dedication even further.

Recover Habitat and Riverway

On May 14, 2003, a fuse plug and its foundation failed at Silver Lake reservoir, operated by Upper Peninsula Power Company, our regulated electric utility in Upper Michigan. The flooding that followed disrupted power supply to some consumers in the Upper Peninsula and damaged property along the Dead River. This incident tested the mettle of our employees and confirmed the value of teamwork between Upper Peninsula Power's work groups.

Upper Peninsula Power employees immediately began working with local officials to ensure the safety of area residents. Within days, our hydroelectric managers conducted a flyover of the 25-mile stretch of rivers from the reservoir to Lake Superior and gained an understanding of the waters' status. Portable diesel generators helped us fill our customers' energy needs. And our Environmental Department arrived on the scene, identifying areas of environmental concern.

Gary Delveaux (center), Manager – Business and Community Development for Wisconsin Public Service, discusses plans for a new industrial park with Green Bay Mayor Jim Schmitt (left), and Pete Thillman (right), Director of Economic Development for Green Bay. Gary advises on infrastructure and helps promote the new park to attract businesses.





Above: Charlotte Ostrowski, a Service Clerk, greets customers with a smile in Wisconsin Public Service's customer walk-in center in Merrill, Wisconsin. Our walk-in centers will be redesigned by the end of 2004 to increase efficiency and better utilize our workforce. At right: Wisconsin Public Service owns and operates several hydroelectric dams in Wisconsin and Upper Michigan. Mark Nelezen, Operator and Maintenance Mechanic, is one of the employees responsible for safe and efficient operations at our High Falls, Wisconsin, hydro facility.

Since then, the recovery effort has been ongoing. Upper Peninsula Power, with assistance from the Natural Resource Conservation Service, seeded a portion of Silver Lake, graded and stabilized the new channel formed by the flood, and conducted an initial environmental assessment of the entire riverway from Silver Lake up to Lake Superior. This assessment determined the stability of the river banks, as well as the flood's impact on aquatic habitat, and told us what steps were still needed.

Upper Peninsula Power will continue working cooperatively with the Federal Energy Regulatory Commission, state and local governments, state regulatory agencies, and local property owners toward recovery of the river area in 2004 and beyond. This will include a study of the economic feasibility of rebuilding Silver Lake and restoring recreational use of the area.

Protect Our Part of the Homeland

Energy stands steadfast behind the achievements of our country and modern society. For that reason, the U.S. Department of Homeland Security has included energy companies among the many organizations who must take extra measures to protect themselves and their surroundings in light of world events.

Our formal security measures, led by Chief Security Officer Tom Meinz and our Managers of Physical and Cyber Security, have increased tenfold over the past few years and have become engrained into our daily activity.

All of our employees know they have the power and the responsibility to protect their work space. Controlled access, formal security procedures, and an acute awareness of our surroundings combine for our best defense. At WPS Resources, we're doing the best job we can to protect "our homeland"—our workplace and community—during times of national threats.

The Energy to Grow

As the communities we serve grow and see success, so does our company. At Wisconsin Public Service, more homes and businesses are driving the need for additional electric generation.

On September 26, 2003, Wisconsin Public Service officially applied to the Public Service Commission of Wisconsin to build a new 500-megawatt electric power plant called "Weston 4." The plant, to be fueled using clean coal technology, would be located on the company's existing Weston power plant site near Wausau, Wisconsin.







In itself, building a new power plant isn't a tremendously unusual idea. But the *way* we're doing it is. We strongly believe in the underlying principal that building a power plant is a community issue calling for community involvement.

Since first announcing our plans to build a plant, Wisconsin Public Service has taken extraordinary steps to involve and seek the opinions of the local community. One of our first moves was to form a Community Advisory Panel. This group of community leaders, business people, and residents is a valuable sounding board for our ideas and a great way to keep our hands on the pulse of the community. Panel members meet monthly with our Weston 4 team, discussing issues such as emissions control, aesthetics of the plant, and employment and tax benefits for the local community.

We also meet proactively with neighbors of the plant site and the public to keep them updated and allow everyone to be heard. Listening has led to several innovations in plans for the plant, including a "loop track" that will reduce rail traffic and noise caused by coal cars.

At WPS Power Development, WPS Resources' nonregulated power producer, strategy is focused as well on the pulse of local communities and regions.

The energy marketplace WPS Power Development operates within has become more challenging, with extreme volatility, high gas prices, and new regulations and accounting rules, among other issues. The value of these markets was overestimated by many in the industry, including us.

Top: Over the past two years, Wisconsin Public Service employees have cut their outage response time from 56 minutes to 28 minutes—a self imposed goal that makes customers' lives easier. Brian Anderson, Lead Line Electrician, and Jarrod Wurz, Line Electrician, in Wausau, Wisconsin, work in all kinds of weather conditions to meet this goal.

Far left: The Weston 4 Power Plant project is moving forward with the guidance of a cross-functional team. Some key members include, left to right, Daniel Yagodinski, Project Manager; Kathy Hartman, Manager – Public Affairs; and Kelly Zagrzebski, Corporate Community Relations Leader. Weston 4 is scheduled for completion in 2008.

Left: Okho Bohm, Customer Solutions Project Leader, and Jeffrey DeLaune, Technical Research and Development Project Leader, develop demand response programs for customers of Wisconsin Public Service. These new programs will help customers control costs and help the company manage load and supply.

In 2003, we took decisive actions to adjust to the new merchant marketplace. Most notably, we announced plans to sell our Sunbury plant—a move that will reduce our risk in the merchant market. We'll close on this transaction in summer 2004 if the plant's buyer, Duquesne Power, receives approval by the Pennsylvania Public Utility Commission and other needed regulatory approvals.

Selling Sunbury fits well into our balanced portfolio and asset management strategy, reducing uncontracted merchant exposure and allowing us to focus our energies on markets that are more in line with our growth strategy.

WPS Resources continues to believe that success on the nonregulated side of our business is achievable in markets where we can both sell energy and operate, or contract for, physical assets—thus fully integrating the energy services we offer the market.

The Energy to Remain Strong

No matter where we operate, no matter which part of WPS Resources our employees work for, one thing is clear—we are all about energy. Knowing this helps us funnel our personal energies into doing the best job possible for our customers. And, it prevents us from entering business lines or markets that could bring unreasonable risk to our shareholders.

In 2003, corporations—especially energy companies—continued to be faced with public uncertainty. The news media provided additional coverage of corporate America's struggles with ethics, and energy prices across the country were on the rise and volatile.

According to research by Wisconsin Public Service in 2003, customers' trust in our principal subsidiary, Wisconsin Public Service, actually *increased* during this time. That confirms something we have always known: we are a company of integrity. Corporate character isn't just something we proclaim; it comes to life in the way our employees perform every day.

Creating a World-Class Energy Company

At WPS Resources, our vision is "People Creating a World-Class Energy Company." The simplicity of these words simultaneously provides a single direction for our company and allows for the ingenuity to get things done.

Our companies are fueled by hardworking, ethical employees, who are focused on getting energy to customers.

That's the energy within WPS Resources.


BASIC EARNINGS PER SHARE
3.00
2.00
1.00
0
$2.19
$2.28
$1.99
$2.10
$1.76
$2.24
$2.53
$2.75
$3.45
$2.87
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003


DIVIDENDS PER SHARE
2.00
1.50
1.00
.50
0
$1.80
$1.84
$1.88
$1.92
$1.96
$2.00
$2.04
$2.08
$2.12
$2.16
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003


CUMULATIVE TOTAL RETURN*
200
150
100
50
0
$84.75
$114.44
$101.94
$129.20
$142.58
$108.89
$170.39
$179.74
$201.78
$252.88
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

* Assumes $100 investment in common stock at year-end 1993 and all dividends reinvested quarterly. Cumulative total return for the ten-year period is equivalent to an average annual return of 9.72%.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," and other similar words. Although we believe we have been prudent in our plans and assumptions, there can be no assurance that indicated results will be realized. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated.

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise. We recommend that you consult any further disclosures we make on related subjects in our 10-Q, 8-K, and 10-K reports to the Securities and Exchange Commission.

The following is a cautionary list of risks and uncertainties that may affect the assumptions that form the basis of forward-looking statements relevant to our business. These factors, and other factors not listed here, could cause actual results to differ materially from those contained in forward-looking statements.

- The pending sales of our Sunbury generation plant and our Kewaunee nuclear power plant
- Completion of planned hydro sales
- General economic, business, and regulatory conditions
- Legislative and regulatory initiatives regarding deregulation and restructuring of the utility industry, which could affect costs and investment recovery
- State and federal rate regulation, including the inability to obtain necessary regulatory approvals
- Changes in generally accepted accounting principles
- Growth and competition and the extent and timing of new business development in the markets of subsidiary companies
- The performance of projects undertaken or acquired by subsidiary companies
- Business combinations among our competitors and customers
- Energy supply and demand
- Financial market conditions, including availability, terms, and use of capital
- Nuclear and environmental issues
- Weather and other natural phenomena
- Commodity price and interest rate risk
- Counterparty credit risk
- Federal and state tax policies
- Acts of terrorism or war

Management's Discussion and Analysis

Introduction

WPS Resources Corporation is a holding company, which is exempt from the Public Utility Holding Company Act of 1935. Our wholly owned subsidiaries include two regulated utilities, Wisconsin Public Service Corporation (which is an operating entity as well as a holding company exempt from the Public Utility Holding Company Act of 1935) and Upper Peninsula Power Company. Another wholly owned subsidiary, WPS Resources Capital Corporation, is a holding company for our nonregulated businesses, including WPS Energy Services, Inc. and WPS Power Development, Inc.

Our regulated and nonregulated businesses have distinct competencies and business strategies, offer differing products and services, experience a wide array of risks and challenges, and are viewed uniquely by management. The following summary provides insight into the operations of our subsidiaries.

REGULATED UTILITIES

Our regulated utilities include Wisconsin Public Service and Upper Peninsula Power. Wisconsin Public Service derives its revenues primarily from servicing retail electric and natural gas customers in northeastern and central Wisconsin and an adjacent portion of Upper Michigan. Wisconsin Public Service also provides wholesale electric service to various customers, including municipal utilities, electric cooperatives, energy marketers, other investor-owned utilities, and a municipal joint action agency. Upper Peninsula Power derives revenues from the sale of electric energy in the Upper Peninsula of Michigan.

The ability of our regulated utilities to earn their approved return on equity is dependent upon accurate budgeting and forecasting techniques, our ability to obtain timely rate increases to account for rising cost structures, minimizing the required rate increases in order to maintain the competitiveness of our core industrial customer base and keep these customers in our service area, and certain conditions that are outside of our control, such as macroeconomic factors and weather conditions. An approximately three month delay in receiving retail electric rate relief played a significant role in Wisconsin Public Service not earning its approved return on equity in 2003. As a result of this delay, we met with the Public Service Commission of Wisconsin and established procedures and fixed timelines for completion of the 2004 rate case in order to allow the Public Service Commission of Wisconsin to rule on a more timely basis. These efforts led to a timely rate order for 2004. Even with the higher retail electric rates, Wisconsin Public Service's overall electric rates are among the lowest when compared to other investor-owned utilities in Wisconsin and across the nation. The approved returns on equity for Wisconsin Public Service and Upper Peninsula are 12.0% and 11.4%, respectively.

Perhaps the most relevant risk to our regulated utilities is deregulation. Deregulation of the electric and natural gas utilities has begun in Wisconsin, especially for natural gas service. Currently, the largest natural gas customers can purchase natural gas from suppliers other than their local utility. Efforts are underway to make it easier for smaller natural gas customers to do the same. In addition, the Public Service Commission of Wisconsin has been studying how to deregulate the state's electric supply. We believe electric deregulation inside Wisconsin is at least several years off as the state is focused on improving reliability by building more generation and transmission facilities and creating fair



In Wisconsin Public Service's Merrill, Wisconsin, service area, George Henrich, Jr., a Street/Service Mechanic, takes the time to make sure the job is done correctly.

market rules. As electric choice occurs, we believe we will lose some generation load but will retain the delivery revenues and margin. Also, the capacity that is freed up should be competitive in our marketplace. Deregulation of electricity is present in Michigan; however, no customers have chosen an alternative electric supplier and no alternative electric suppliers have offered to serve any customers in Michigan's Upper Peninsula due to the lack of transmission capacity in the areas we serve in the Upper Peninsula, which is a barrier to competitive suppliers entering the market.

WPS POWER DEVELOPMENT

WPS Power Development competes in the wholesale merchant electric power generation industry, primarily in the midwest and northeastern United States and adjacent portions of Canada. WPS Power Development's core competencies include power plant operation and maintenance, waste disposal, and material condition assessment of assets. Revenues are derived primarily through the sale of capacity and energy generated from plant assets through wholesale outtake contracts and into liquid financial markets, primarily the PJM (Pennsylvania, New Jersey and Maryland), New York, and NEPOOL (New England Power Pool) markets, at spot prices or day ahead prices. Historically, risk management activities have not been utilized significantly at WPS Power Development. Excluding discontinued operations (the operation of the Sunbury generation plant, which is pending sale, and certain other related assets), WPS Power Development has approximately 425 megawatts of existing capacity, with fixed price contracts in place to sell approximately 86 megawatts. The majority of the remaining 339 megawatts of generation have been leased to WPS Energy Services under an operating lease effective January 2004, as discussed in more detail below.

WPS Power Development, through its subsidiary ECO Coal Pelletization #12 LLC, also owns an interest in a synthetic fuel producing facility. See *Trends, Synthetic Fuel Operation* for more information.

WPS Power Development's ability to generate revenues is dependent upon open access to physical markets and liquid financial markets.

We are not currently aware of any significant changes in the physical markets in which WPS Power Development operates. In addition, we believe that financial markets are becoming more liquid with the addition of large financial players.

WPS Power Development is subject to clean air regulations enforced by the United States Environmental Protection Agency and state and local governments. New legislation could require significant capital outlays that may impact WPS Power Development's ability to compete with regulated utilities, which are allowed recovery of these costs.

Oversupply of capacity, low spark spreads (spark spread is the difference between the market price of electricity and its cost of production), and extreme volatility in the price of fuel, energy, and capacity values have negatively impacted margins at WPS Power Development. In response to these market conditions, WPS Power Development has taken steps to adjust to the current wholesale merchant environment. WPS Power Development has instituted workforce reductions at the central office and at various New York and Pennsylvania plants. On October 23, 2003, a definitive agreement was entered into to sell WPS Power Development's Sunbury generating facility to a subsidiary of Duquesne Light Holdings. The pending sale of Sunbury will allow WPS Power Development to reduce uncontracted merchant exposure and redeploy capital into markets with different risk profiles. In addition, in January 2004, WPS Power Development entered into operating lease agreements with WPS Energy Services as part of its asset management strategy. This partnership will enable WPS Power Development to focus on efficient and effective operation of its plants and is expected to reduce market price risks associated with the merchant generation plants by utilizing WPS Energy Services' financial and physical product trading expertise. WPS Energy Services will utilize various financial tools, including forwards and options, to limit exposure, as well as to extract additional value from volatile commodity prices.

Given current market conditions, we do not expect to see significant growth through the acquisition of generation assets, but we are continuing to look for growth opportunities that will allow us to extract synergies between WPS Power Development and WPS Energy Services that will enhance shareholder value.

WPS ENERGY SERVICES

WPS Energy Services offers nonregulated natural gas, electric, and alternate fuel supplies, as well as energy management and consulting services, to retail and wholesale customers primarily in the northeastern quadrant of the United States and adjacent portions of Canada. Although WPS Energy Services has a widening array of products and services, revenues are primarily derived through sales of electricity and natural gas.

WPS Energy Services' marketing and trading operations manage power and natural gas procurement as an integrated portfolio with its retail and wholesale sales commitments. In 2003, WPS Energy Services purchased electricity required to fulfill these sales commitments primarily from independent generators, energy marketers, and organized electric power markets and purchased natural gas from a variety of suppliers under daily, monthly, seasonal, and long-term contracts, with pricing delivery and volume schedules to accommodate customer requirements.

WPS Energy Services' customers include utilities, municipalities, cooperatives, commercial and industrial consumers, aggregators, and other marketing and retail entities. WPS Energy Services uses derivative financial instruments to provide flexible pricing to customers and suppliers, manage purchase and sales commitments, and reduce exposure relative to the volatility of market prices.

The table below discloses future natural gas and electric sales volumes under contract as of December 31, 2003. Contracts are generally one to three years in duration. WPS Energy Services expects that its ultimate sales volumes in 2004 and beyond will exceed the volumes shown in the table below as it continues to seek growth opportunities.

Forward Contracted Volumes at 12/31/2003 (1)	2004	2005-2007	2008-2009
Wholesale sales volumes – billion cubic feet	95.8	15.1	-
Retail sales volumes – billion cubic feet	173.4	63.2	-
Total natural gas sales volumes	269.2	78.3	-
Wholesale sales volumes – million kilowatt-hours (2)	3,176	238	-
Retail sales volumes – million kilowatt-hours (2)	5,133	3,623	37
Total electric sales volumes	8,309	3,861	37

For comparative purposes, future natural gas and electric sales volumes under contract at December 31, 2002, are shown below. Actual electric and natural gas sales volumes for 2003 are disclosed within *Results of Operations, WPS Energy Services' Segment Operations.*

Forward Contracted Volumes at 12/31/2002 (1)	2003	2004-2006	2007-2008
Wholesale sales volumes – billion cubic feet	67.6	9.7	-
Retail sales volumes – billion cubic feet	110.4	26.6	-
Total natural gas sales volumes	178.0	36.3	-
Wholesale sales volumes – million kilowatt-hours (2)	3,833	3,147	-
Retail sales volumes – million kilowatt-hours (2)	1,966	739	10
Total electric sales volumes	5,799	3,886	10

(1) These tables represent physical sales contracts for natural gas and electric power for delivery or settlement in future periods. Management has no reason to believe that gross margins that will be generated by these contracts will vary significantly from those experienced historically.

(2) WPS Energy Services acquired retail electric operations in Michigan in 2003. Prior to the acquisition, this operation was an electric wholesale customer of WPS Energy Services, therefore forward contracted volumes to this customer at December 31, 2002, were included in wholesale sales volumes. At December 31, 2003 forward contracted volumes related to this operation were included in retail sales volumes.

WPS Energy Services has experienced steady increases in electric and natural gas sales volumes since its inception, and expects this trend to continue as it continues to look for opportunities that fit within its growth strategy. In 2003, WPS Energy Services grew its retail electric business through the acquisition of retail operations in Michigan and participation in the New Jersey Basic Generation Service program.

Natural gas volumes increased as a result of the expansion of its retail natural gas business in Canada. WPS Energy Services expects to continue to target acquisitions and participate in generation service programs within the area it serves. Although revenues are expected to grow in 2004, we do not anticipate earnings growth in 2004 since 2003 growth included the favorable settlement of several counterparty liabilities and the cumulative effect of a change in accounting arising from the required adoption of Emerging Issues Task Force Issue No. 02-03, "Issues Involved in Energy Trading and Risk Management Activities," with requirements that shifted margin recognition from 2004 to 2003. We anticipate long-term earnings growth at WPS Energy Services in the range of 15% to 25%.

As a company that participates in energy commodity markets, WPS Energy Services is exposed to a variety of risks, including market, operational, liquidity, and credit risks. Market risk is measured as the potential gain or loss of a portfolio that is associated with a price movement within a given probability over a specific period of time, known as value-at-risk. Through the use of derivative financial instruments, we believe we have reduced our value-at-risk to acceptable levels. Operational risk is the risk of loss from less than flawless execution of transactions, forecasting, scheduling, or other operational activities and is common to all companies participating in the energy marketing industry. WPS Energy Services' continued investment in computational infrastructure, business process improvement, employee training, and internal controls has helped mitigate operational risk to date. Liquidity risk is an emerging risk, and one that has historically been less applicable to WPS Energy Services than many industry participants because of the financial support provided by WPS Resources in the form of guarantees to counterparties. A significant downgrade in WPS Resources' credit ratings, however, could cause counterparties to demand additional assurances of payment. WPS Resources' Board of Directors imposes restrictions on the amount of guarantees WPS Resources is allowed to provide to these counterparties in order to protect its credit ratings, and WPS Energy Services believes it would have adequate capital to continue core operations unless WPS Resources' credit ratings fell below investment grade (Standard & Poor's rating of BBB-/Moody's rating of Baa3).


Public Service
Installation and Repair

Jeff Tomcek, Special Events Coordinator, and retiree Arnie Rentmeester, set up a Wisconsin Public Service historical booth at Lambeau Field for Green Bay's 150th birthday celebration.

The other category of risk mentioned above that WPS Energy Services faces is credit risk from retail and wholesale counterparties. In order to mitigate its exposure to credit risk, WPS Energy Services has implemented stringent credit policies. As a result of these credit policies, WPS Energy Services has not experienced significant write-offs from its large wholesale counterparties to date. Write-offs pertaining to retail counterparties were $3.1 million in 2003, or 0.2%, and we believe this write-off percentage is within the range experienced by most energy companies. The table below summarizes wholesale counterparty credit exposure, categorized by maturity date, as of December 31, 2003 (in millions):

Counterparty Rating [1]	Exposure [2]	Exposure Less Than 1 Year	Exposure 1 to 3 Years	Net Exposure of Counterparties Greater Than 10% of Net Exposure
Investment grade – regulated utility	$ 5.9	$ 5.5	$0.4	$ –
Investment grade – other	79.7	75.9	3.8	17.5
Non-investment grade – regulated utility	7.6	7.6	–	–
Non-investment grade – other	3.3	3.3	–	–
Non-rated – regulated utility	0.9	0.9	–	–
Non-rated – other	21.2	17.0	4.2	–
Total exposure	$118.6	$110.2	$8.4	$17.5

(1) The investment and non-investment grade categories are determined by publicly available credit ratings of the counterparty or the rating of any guarantor, whichever is higher. Investment grade counterparties are those with a senior unsecured Moody's rating of Baa3 or above or a Standard & Poor's rating of BBB- or above.

(2) Exposure considers netting of accounts receivable and accounts payable where netting agreements are in place as well as netting mark-to-market exposure. Exposure is before consideration of collateral from counterparties. Collateral, in the form of cash and letters of credit, received from counterparties totaled $6.2 million at December 31, 2003, all from non-rated counterparties.

As discussed above, WPS Energy Services is aiding WPS Power Development with its asset management, starting in January 2004. Over the past year, WPS Energy Services has positioned itself to mitigate price risks and optimize the market value associated with WPS Power Development's merchant generation facilities. WPS Energy Services expects to employ a variety of physical and financial instruments offered in the marketplace to limit risk exposure associated with fluctuating commodity prices and volumes, enhance value, and minimize cash flow volatility. While risks associated with the power generating capacity, retail electric, and natural gas sales will be commercially hedged, generally accepted accounting principles related to recognition of changes in the fair value of derivative instruments as represented in Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted and Emerging Issues Task Force Issue No. 02-03, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities," will preclude a perfect matching of gains and losses from the generating capacity with the physical and financial hedging instruments in some reporting periods. The result could cause volatility in the reported earnings of WPS Energy Services. However, the financial impact of this timing difference would be reversed at the time of physical delivery and/or settlement of the transactions.

WPS Energy Services is also impacted by earnings volatility associated with the natural gas storage cycle, which runs annually from June to March. Injections of natural gas into inventory take place in the summer and natural gas is withdrawn in the winter months. WPS Energy Services' policy is to hedge the price risk of all purchases for storage with sales in the over-the-counter and futures markets, eliminating the price risk for the storage assets. Current accounting rules allow for the marking to market of forward sales, but do not allow for the marking to market of the related gas inventory. This results in gains and losses that are recognized in different interim periods, but even out by the end of the storage cycle. At December 31, 2003, there were pre-tax mark-to-market losses of $2.6 million recorded (related to the natural gas storage cycle) that are expected to reverse in the first quarter of 2004.

Results of Operations

2003 Compared with 2002

WPS RESOURCES CORPORATION OVERVIEW

WPS Resources' 2003 and 2002 results of operations are shown in the following table:

WPS Resources' Results *(Millions, except share amounts)*	2003	2002	Change
Consolidated operating revenues	$4,321.3	$1,461.1	196%
Income available for common shareholders	$94.7	$109.4	(13%)
Basic earnings per share	$2.87	$3.45	(17%)
Diluted earnings per share	$2.85	$3.42	(17%)

Total revenues increased significantly due to the required reclassification of previously reported 2002 revenues and cost of sales (see *WPS Energy Services' Segment Operations* for further information). Total revenues also increased due to sales volume growth at WPS Energy Services, electric utility rate increases, and higher natural gas prices.

The decrease in basic earnings per share in 2003 compared to 2002 was largely driven by an $18.2 million decrease in after-tax gains recognized from sales of portions of our interest in a synthetic fuel operation, a $10.0 million increase in losses from discontinued operations, and a $5.1 million reduction in tax credits recognized from the synthetic fuel operation. These decreases were partially offset by an $18.0 million, or 164%, increase in income available for common shareholders at WPS Energy Services. Strategic acquisitions, customer growth, and favorable settlement of certain counterparty liabilities contributed to WPS Energy Services' increased earnings.

Also impacting basic earnings per share was an increase of 1.3 million in the weighted average number of outstanding shares of WPS Resources' common stock in 2003 compared to 2002. The increase was largely due to issuing 4,025,000 additional shares through a public offering in November 2003. Additional shares were also issued in 2003 under the Stock Investment Plan.

OVERVIEW OF UTILITY OPERATIONS

Utility operations include the electric utility segment consisting of the electric operations of Wisconsin Public Service and Upper Peninsula Power and the gas utility segment comprising the natural gas operations at Wisconsin Public Service. Income available for common shareholders attributable to the electric utility segment was $60.0 million in 2003 compared to $61.0 million in 2002. Income available for common shareholders attributable to the gas utility segment was $15.7 million in 2003 compared to $18.4 million in 2002.

ELECTRIC UTILITY SEGMENT OPERATIONS

WPS Resources' Electric Utility Segment Results *(Millions)*	2003	2002	Change
Revenues	$814.1	$763.1	7%
Fuel and purchased power costs	266.3	242.7	10%
Margins	$547.8	$520.4	5%
Sales in kilowatt-hours	14,346.7	14,547.6	(1%)

Electric utility segment revenues increased $51.0 million, or 7%, for the year ended December 31, 2003, compared to the year ended December 31, 2002. The increase is largely due to retail and wholesale electric rate increases for our Wisconsin and Michigan customers in accordance with new rate orders. Wisconsin Public Service was granted authority to increase retail electric rates 3.5%, effective March 21, 2003, by the Public Service Commission of Wisconsin. Wisconsin Public Service was granted authority for a $0.3 million increase in retail electric rates from the Michigan Public Service Commission, effective July 23, 2003. The Michigan Public Service Commission also authorized recovery of $1.0 million of increased transmission costs through the power supply cost recovery fuel adjustment clause. In addition, the Federal Energy Regulatory Commission ordered a 21% interim increase in wholesale electric rates for Wisconsin Public Service effective May 11, 2003, subject to refund to the extent final rates are lower (final rates are anticipated in the second quarter of 2004). Upper Peninsula Power was granted authority to increase retail electric rates by 8.95%, effective December 20, 2002, by the Michigan Public Service Commission.

The electric utility margin increased $27.4 million, or 5%, in 2003 compared to 2002. Due primarily to the electric rate increases mentioned above, electric margins at Wisconsin Public Service increased $20.2 million, or 4%. Electric margins at Wisconsin Public Service were also impacted favorably by a change in sales mix in 2003. While total sales volumes remained basically unchanged in 2003 compared to 2002, sales volumes to higher margin residential, and commercial and industrial customers increased slightly. The increase in sales volumes to these higher margin customer classes reflects growth within Wisconsin Public Service's service area and recent changes in the economy. These increases were partially offset by cooler weather during the cooling season for the year ended December 31, 2003, compared to the year ended December 31, 2002. Electric margins at Upper Peninsula Power increased $7.2 million, or 17%, due primarily to the retail electric rate increase mentioned above, partially offset by a 3% decrease in sales volumes. The decrease in sales volumes can be attributed to less favorable weather conditions for the year ended December 31, 2003, compared to the year ended December 31, 2002, and customer conservation of electricity made necessary due to a flood that occurred earlier in 2003.

Although the electric utility margin increased, electric utility segment earnings for the year ended December 31, 2003, decreased $1.0 million compared to the year ended December 31, 2002. The primary reason for the decrease in electric utility segment earnings is due to a decrease in earnings at Wisconsin Public Service attributed to a delay in receiving 2003 retail electric rate relief, together with rising operating expenses (primarily pension and medical costs). Rate relief for our increasing operating costs was expected on January 1, 2003; however, the increase in retail electric rates granted by the Public Service Commission of Wisconsin was not effective until March 21, 2003. The delay in receiving rate relief was a significant factor in our inability to achieve our authorized 12% return on equity in 2003. The decrease in earnings experienced by Wisconsin Public Service was partially offset by a modest increase in earnings at Upper Peninsula Power Company due to the increase in rates.

The Public Service Commission of Wisconsin allows Wisconsin Public Service to adjust prospectively the amount billed to Wisconsin retail customers for fuel and purchased power if costs fall outside a specified range. Wisconsin Public Service is required to file an application to adjust rates either higher or lower when costs are plus or minus 2% from forecasted costs on an annualized basis. See *Liquidity and Capital Resources – Other Future Considerations, Regulatory* for information on fuel filings related to 2003.

GAS UTILITY SEGMENT OPERATIONS

WPS Resources' Gas Utility Segment Results ***(Millions)***	2003	2002	Change
Revenues	$404.2	$310.7	30%
Purchase costs	291.0	198.6	47%
Margins	$113.2	$112.1	1%
Throughput in therms	854.5	845.4	1%

Gas utility segment revenues increased $93.5 million, or 30%, for the year ended December 31, 2003, compared to the year ended December 31, 2002. The increase in gas utility revenues is mostly due to a 39% increase in the average cost of natural gas for the year ended December 31, 2003, compared to the prior year, partially offset by the 0.3% decrease in retail natural gas rates ordered by the Public Service Commission of Wisconsin, effective March 21, 2003.

The natural gas utility margin for the year ended December 31, 2003, increased $1.1 million, or 1%, compared to the year ended December 31, 2002. The increase in the natural gas utility margin can be attributed to a 1% increase in natural gas throughput volumes in 2003 compared to 2002. Natural gas throughput volumes to our higher margin residential and commercial and industrial customers increased 6% in the aggregate, mostly as a result of colder weather in 2003 compared to 2002. Natural gas throughput volumes to our lower margin transport customers decreased 5% due to the rising price of natural gas together with their ability to use alternate fuel sources.

Despite the modest increase in gas utility margins, gas utility earnings for the year ended December 31, 2003, decreased $2.7 million compared to 2002. The decline is primarily due to rising operating expenses (primarily pension and medical costs) together with the decrease in natural gas rates mentioned above.

Wisconsin Public Service passes changes in the total cost of gas on to customers through a purchased gas adjustment clause, as allowed by the Public Service Commission of Wisconsin and the Michigan Public Service Commission under regulatory practice.

OVERVIEW OF NONREGULATED OPERATIONS

Nonregulated operations consist of natural gas, electric, and other sales at WPS Energy Services, a diversified energy supply and services company, and the operations of WPS Power Development, an electric generation company. WPS Energy Services and WPS Power Development are both reportable segments.

WPS Energy Services' income available for common shareholders increased to $29.0 million in 2003 compared with $11.0 million in 2002, primarily as a result of increased electric and natural gas margins discussed below.

WPS Power Development recognized a net loss of $(7.9) million in 2003 compared to income available for common shareholders of $24.0 million in 2002. Despite an increase in margins, WPS Power Development's earnings were impacted by a decrease in gains recognized from the sale of portions of its interest in a synthetic fuel operation, increased losses from discontinued operations, and a decrease in the amount of tax credits recognized.

WPS ENERGY SERVICES' SEGMENT OPERATIONS

Total segment revenues at WPS Energy Services were $3,081.2 million in 2003 compared to $361.2 million in 2002. The total margin at WPS Energy Services was $86.8 million in 2003 compared to $48.4 million in 2002. WPS Energy Services' nonregulated natural gas and electric operations are the primary contributors to revenues and margins and are discussed below.

WPS Energy Services' Natural Gas Results ***(Millions, except sales volumes)***	2003	2002	Change
Nonregulated natural gas revenues	$2,696.6	$245.1	1,000%
Nonregulated natural gas cost of sales	2,652.5	210.2	1,162%
Margins	$ 44.1	$ 34.9	26%
Wholesale sales volumes in billion cubic feet *	252.4	233.8	8%
Retail sales volumes in billion cubic feet *	240.6	135.7	77%

* Represents gross physical volumes.

WPS Energy Services' nonregulated natural gas revenues increased $2,451.5 million for the year ended December 31, 2003, compared to the prior year. Approximately $997 million of the increase relates to the required adoption of Issue No. 02-03, effective January 1, 2003, (see *Trends* for more information about this accounting change). Volume growth driven by the acquisition of a retail natural gas business in Canada accounted for approximately $500 million of the increase in revenues in 2003. Most of the remaining increase can be attributed to higher natural gas prices compared to the prior year.

Natural gas margins at WPS Energy Services increased $9.2 million, or 26%, in 2003 compared to 2002. Approximately $6 million of the increase related to the November 1, 2002, acquisition of a retail natural gas business in Canada. The remaining increase related to favorable settlements of pending liabilities with several counterparties, partially offset by the change in accounting prescribed by the required adoption of Issue 02-03. See *Cumulative Effect of Change in Accounting Principles* for further discussion.

WPS Energy Services' Electric Results ***(Millions)***	2003	2002	Change
Nonregulated electric revenues	$382.2	$113.7	236%
Nonregulated electric cost of sales	341.8	102.6	233%
Margins	$ 40.4	$ 11.1	264%
Wholesale sales in kilowatt-hours *	2,768.0	4,250.0	(35%)
Retail sales in kilowatt-hours *	6,435.3	2,703.6	138%

* Represents gross physical volumes.

WPS Energy Services' nonregulated electric revenues increased $268.5 million for the year ended December 31, 2003, compared to the prior year. Approximately $130 million of the increase relates to the required adoption of Issue 02-03. Another $88 million of the increase can be attributed to participation in the New Jersey Basic Generation Services program. WPS Energy Services acquired 700 megawatts of fixed price load and 250 megawatts of variable price load for the period from August 1, 2003, to May 31, 2004, as a result of its participation in this program. The remaining increase in nonregulated electric revenues can be attributed to increased prices and expansion within existing service territories. WPS Energy Services also acquired retail electric operations in Michigan in 2003. Prior to the acquisition, this operation was an electric wholesale customer of WPS Energy Services; therefore the acquisition did not have a significant impact on total revenues in 2003 compared to 2002. The acquisition did, however account for most of the increase in retail sales volumes and related decrease in wholesale sales volumes in 2003 compared to 2002.

WPS Energy Services' electric margin increased $29.3 million, or 264%, in 2003 compared to 2002. Approximately $26 million of the increase is due to acquisition synergies and improved management of retail operations in Michigan and participation in the New Jersey Basic Generation Service program. The remaining increase in WPS Energy Services' electric margins is largely due to the impact of the change in accounting prescribed by the required adoption of Issue 02-03, which precludes mark-to-market accounting for nonderivative trading contracts.

WPS POWER DEVELOPMENT'S SEGMENT OPERATIONS

All revenues and costs of WPS Power Development's discontinued operations are combined and reported on a net basis in the WPS Resources Corporation Consolidated Statements of Income for all periods presented. Accordingly, the table below does not include the results of discontinued operations, which are discussed separately within Discontinued Operations below.

WPS Power Development's Production Results ***(Millions)***	2003	2002	Change
Nonregulated other revenues	$82.4	$59.4	39%
Nonregulated other cost of sales	57.9	37.8	53%
Margins	$24.5	$21.6	13%

WPS Power Development's revenues increased $23.0 million, or 39%, in 2003 compared to 2002. WPS Power Development's margin increased $2.9 million, or 13%, in 2003 compared to 2002. The increase in revenues and margin was primarily the result of increased generation from generating assets acquired in New York on June 1, 2002, revenues from the Combined Locks Energy Center that became fully operational in the second quarter of 2002, and an increase in generation at the hydroelectric plants in Maine and Canada as a result of increased rainfall, higher capacity revenues, and increased pricing on a renegotiated outtake contract. Partially offsetting these increases was a decrease in revenues and margins at WPS Power Development's Cassville, Wisconsin, facility as a result of the expiration of an energy and capacity outtake contract that was not renewed.

OVERVIEW OF HOLDING COMPANY AND OTHER SEGMENT OPERATIONS

Holding Company and Other operations include the operations of WPS Resources and WPS Resources Capital as holding companies and the nonutility activities at Wisconsin Public Service and Upper Peninsula Power. Holding Company and Other operations experienced a net loss of $(2.1) million in 2003 compared to a net loss of $(5.0) million in 2002. The decrease in the net loss experienced is largely related to an increase in gains recognized on hydroelectric land sales in 2003 compared to 2002 (recorded as a component of miscellaneous income), primarily due to a $6.2 million pre-tax gain recognized in 2003 from land sales to the Wisconsin Department of Natural Resources. The sale of these hydroelectric lands is part of our asset management strategy, which was initiated in 2001, and is intended to optimize shareholder return from the sale, development, or use of certain assets or entire business units.

OPERATING EXPENSES

WPS Resources' Operating Expenses ***(Millions)***	2003	2002	Change
Operating and maintenance expense	$459.5	$412.5	11%
Depreciation and decommissioning expense	138.4	94.8	46%
Taxes other than income	43.8	39.9	10%

OPERATING AND MAINTENANCE EXPENSE

Operating expenses increased $47.0 million, or 11%, for the year ended December 31, 2003, compared to the year ended December 31, 2002. Utility operating expenses increased $30.7 million, or 9%, in 2003 compared to 2002. Approximately $18 million of the increase reflects higher pension, postretirement medical, and active medical costs. The remaining increase pertains to costs incurred for plant maintenance related to the Kewaunee nuclear power plant's scheduled refueling outage in 2003 (there was no refueling outage in 2002), additional operating expenses at the Kewaunee nuclear power plant, and wage increases. Operating expenses at WPS Energy Services increased $12.0 million, or 40%, in 2003 compared to 2002, largely due to costs associated with business expansion, including the acquisition of a retail natural gas business in Canada and a retail electric business in Michigan. The remaining increase is largely due to higher incentive compensation costs and the costs associated with a full year of operation of generation assets in New York that were purchased by WPS Power Development in June 2002.

DEPRECIATION AND DECOMMISSIONING EXPENSE

Depreciation and decommissioning expense increased $43.6 million, or 46%, due primarily to an increase of $37.4 million resulting from increased realized gains on the decommissioning trust assets that resulted in recording decommissioning expense approximately equal to the gains recognized in miscellaneous income pursuant to regulatory practice. The increase in realized gains is due primarily to the change in investment strategy for Wisconsin Public Service's qualified nuclear decommissioning trust assets. Qualified decommissioning trust assets were transferred to more conservative investments in 2003 pending the sale of the Kewaunee nuclear power plant, thus triggering realized gains. Most of the remaining increase resulted from plant asset additions at Wisconsin Public Service and WPS Power Development.

TAXES OTHER THAN INCOME

Taxes other than income increased $3.9 million, or 10%, primarily due to an increase in gross receipts taxes paid by Wisconsin Public Service as a result of increased revenues.

OTHER INCOME (EXPENSE)

WPS Resources' Other Income (Expense) ***(Millions)***	2003	2002	Change
Miscellaneous income	$63.6	$47.8	33%
Interest expense and distributions of preferred securities	(55.6)	(55.8)	0%
Minority interest	5.6	–	–
Other income (expense)	$13.6	$(8.0)	–

MISCELLANEOUS INCOME

Miscellaneous income increased $15.8 million for the year ended December 31, 2003, compared to the year ended December 31, 2002. The increase in miscellaneous income is largely due to an increase in realized gains on the decommissioning trust assets of $36.4 million, which is primarily the result of the change in investment strategy for the qualified nuclear decommissioning trust assets. The realized gains were offset by increased decommissioning expense, as discussed above. Miscellaneous income also increased $6.2 million as a result of the sale of land to the Wisconsin Department of Natural Resources and $8.1 million resulting from an increase in earnings from equity investments.

The increases in miscellaneous income were partially offset by lower gains from sales of ownership interests in WPS Power Development's synthetic fuel operation. WPS Power Development recognized a $7.6 million pre-tax gain in 2003 compared with a $38.0 million pre-tax gain in 2002 related to these sell-downs. An increase in operating losses generated by the synthetic fuel operation due to increased production decreased miscellaneous income by approximately $3.5 million in 2003. The increased operating losses were driven by our partner's ability to utilize tax credits in 2003 and were offset by minority interest, which is discussed below. In the aggregate, the items mentioned above relating to the synthetic fuel operation resulted in a $33.9 million decrease in miscellaneous income.

The 2003 gain resulted from the 2002 sale of a portion of WPS Power Development's interest in its synthetic fuel operation. Similar gains from the 2002 sale are expected to be recognized annually through 2007, dependent upon production at the synthetic fuel facility. The gain reported in 2002 resulted from a 2001 sell-down of a portion of WPS Power Development's interest in a synthetic fuel operation, which was recognized in its entirety by December 31, 2002.

MINORITY INTEREST

As a result of WPS Power Development's sale of an approximate 30% interest in its subsidiary, ECO Coal Pelletization #12 LLC, on December 19, 2002, $5.6 million of losses related to the synthetic fuel operation and reported in miscellaneous income were allocated to WPS Power Development's partner and reported as a minority interest.

PROVISION FOR INCOME TAXES

The effective tax rate was 23.4% in 2003 compared to 19.5% in 2002. The increase in the effective tax rate in 2003 compared to 2002 is largely due to a decrease in tax credits that could be recognized from our ownership interest in a synthetic fuel operation. Tax credits recognized during the year ended December 31, 2003, decreased $5.1 million compared to the prior year, due to the sale of a portion of our interest in the synthetic fuel operation on December 19, 2002. Lower taxable income in 2003 also reduced the amount of tax credits that could be claimed. Our ownership interest in the synthetic fuel operation resulted in the recognition of $18.1 million of Section 29 tax credits as a reduction of federal income tax expense in 2003 compared to $23.2 million in 2002.

The operations of our synthetic fuel facility generate tax credits, which we use to reduce our current federal income tax liability, with any remaining credits increasing our alternative minimum tax credit available for future years. The cumulative amount of credits carried forward at December 31, 2003, relating to our interest in the synthetic fuel facility was $52.3 million. Based on a review of all known facts and circumstances, management has concluded that it is more likely than not that we will be able to use these credits in the future.

DISCONTINUED OPERATIONS

On October 24, 2003, a definitive agreement was entered into to sell WPS Power Development's Sunbury generation plant, subject to certain contingencies. As a result of such agreement, we have determined that the operations of the plant and certain other related assets meet the definition of discontinued operations per the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

The loss from discontinued operations increased to $22.7 million ($16.0 million after taxes) for the year ended December 31, 2003, from $9.9 million ($6.0 million after taxes) for the year ended December 31, 2002. The increased loss is largely due to a decrease in capacity sales in 2003 due to the expiration of a sales contract, an increase in variable production expenses related to increased emission costs, and an increase in operating costs. Operating costs increased in 2003 as a result of issues related to fuel quality and associated mechanical difficulties involving fuel delivery systems earlier in the year, operational issues related to newly installed environmental equipment in various boilers, and turbine outages. The increase in the loss from discontinued operations was partially offset by decreases in payroll and employee benefits as a result of a restructuring that took place at the end of 2002.



Jim Barribeau, Jr., a Garage Mechanic for Wisconsin Public Service in Oshkosh, Wisconsin, welds a rack that will hold reels of wire for electric installation crews.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES

WPS Energy Services had been applying the accounting standards of Issue 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," from the first quarter of 2000 until this standard was rescinded by Issue 02-03 in October 2002. WPS Energy Services was defined as a trading company under Issue 98-10 and was required to mark all of its energy related contracts to market. On October 25, 2002, the Emerging Issues Task Force rescinded Issue 98-10, thus precluding mark-to-market accounting for energy trading contracts entered into after that date that are not derivatives and requiring a cumulative change in accounting principle to be recorded effective January 1, 2003, for all nonderivative contracts entered into on or prior to October 25, 2002. On January 1, 2003, WPS Resources recorded a positive after-tax cumulative effect of a change in accounting principle of $3.5 million (primarily related to the operations of WPS Energy Services) to income available for common shareholders to remove from its balance sheet the mark-to-market effects of those contracts entered into on or prior to October 25, 2002, that do not meet the definition of a derivative under Statement No. 133, as amended. The cumulative effect of adopting this new accounting standard is expected to reverse upon the settlement of the contracts impacted by the standard. Most of these settlements are expected to occur in 2004. The required change in accounting had no impact on the underlying economics or cash flows of the contracts. In addition, the adoption of Statement No. 143 at WPS Power Development resulted in a $(0.3) million cumulative effect of change in accounting principle related to the closure of an ash basin at the Sunbury generating plant.

2002 Compared with 2001

WPS RESOURCES CORPORATION OVERVIEW

WPS Resources' 2002 and 2001 results of operations are shown in the following table:

WPS Resources' Results *(Millions, except share amounts)*	2002	2001	Change
Consolidated operating revenues	$1,461.1	$1,345.4	9%
Income available for common shareholders	$109.4	$77.6	41%
Basic earnings per share	$3.45	$2.75	25%
Diluted earnings per share	$3.42	$2.74	25%

The increase in basic earnings per share in 2002 compared to 2001 was largely driven by a gain at WPS Power Development related to the 2001 sale of part of its synthetic fuel operations. The sale occurred in the fourth quarter of 2001, and we deferred recognition of a portion of the related gain on the sale pending the satisfaction of certain contingencies. In addition, WPS Energy Services' income available for common shareholders increased 72%, primarily due to improved natural gas margins. A full year contribution from gas utility operations acquired in the spring of 2001, warmer than normal weather during the heating season in 2001, and a rate increase approved by regulators resulted in increased earnings from our gas utility in 2002.

Also impacting basic earnings per share was an increase of 3.5 million in the weighted average number of outstanding shares of WPS Resources' common stock in 2002 compared to 2001. The increase was largely due to issuing 2.3 million additional shares through a public offering in the fourth quarter of 2001 and issuing 1.8 million shares in the merger of Wisconsin Fuel and Light into Wisconsin Public Service in the second quarter of 2001. Additional shares were also issued in 2002 under the Stock Investment Plan.

OVERVIEW OF UTILITY OPERATIONS

Income available for common shareholders attributable to electric utility operations was $61.0 million in 2002 compared with $58.8 million in 2001. Income available for common shareholders attributable to gas utility operations was $18.4 million in 2002 compared with $8.9 million in 2001.

Utility margins at Wisconsin Public Service were impacted positively by a Public Service Commission of Wisconsin interim rate order, which was effective January 1, 2002, authorizing a 10.3% increase in Wisconsin retail electric rates and a 4.7% increase in Wisconsin retail natural gas rates. In late June 2002, Wisconsin Public Service received a final 2002 rate order that authorized a 10.9% increase in Wisconsin retail electric rates and a 3.9% increase in Wisconsin retail natural gas rates. The final order authorized a lower retail natural gas rate increase than was approved in the interim order resulting in a $0.4 million refund to Wisconsin Public Service's natural gas customers.

ELECTRIC UTILITY SEGMENT OPERATIONS

Our electric utility segment margin increased $84.2 million, or 19%, due to the Wisconsin retail electric rate increases at Wisconsin Public Service and higher overall electric utility sales volumes.

WPS Resources' Electric Utility Segment Results *(Millions)*	2002	2001	Change
Revenues	$763.1	$675.7	13%
Fuel and purchased power costs	242.7	239.5	1%
Margins	$520.4	$436.2	19%
Sales in kilowatt-hours	14,547.6	13,532.8	7%

Our electric utility segment revenues increased $87.4 million, or 13%, in 2002 as the result of the electric rate increases and an 8% increase in overall electric sales volumes at Wisconsin Public Service. Sales volumes were up 25% for lower margin, wholesale customers while sales to higher margin, residential customers increased 6% and sales to higher margin, commercial and industrial customers increased 3%. Summer weather was 7% warmer in 2002 than in 2001, and 23% warmer than normal.

Increased fuel costs for power generation were partially offset by lower purchased power expenses. Fuel expense for generation plants increased $4.9 million, or 4%, in 2002. Purchased power expense, however, decreased $2.7 million, or 3%, in 2002. Overall generation from Wisconsin Public Service's plants increased 10% while purchased volumes decreased 3%. The change in the energy supply mix was largely due to the availability of less expensive power generation from the Kewaunee nuclear power plant. Wisconsin Public Service increased its ownership interest in the Kewaunee nuclear power plant to 59% in September 2001. Although Upper Peninsula Power's purchased volumes remained fairly consistent, the unit cost of its purchased power decreased 9%.

As discussed previously, the Public Service Commission of Wisconsin allows Wisconsin Public Service to adjust prospectively the amount billed to Wisconsin retail customers for fuel and purchased power if costs fall outside a specified range. Wisconsin Public Service did not submit any fuel filings in 2002.

GAS UTILITY SEGMENT OPERATIONS

Effective April 1, 2001, the gas utility margin at Wisconsin Public Service includes the merged Wisconsin Fuel and Light Company operations.

WPS Resources' Gas Utility Segment Results *(Millions)*	2002	2001	Change
Revenues	$310.7	$321.6	(3%)
Purchase costs	198.6	230.2	(14%)
Margins	$112.1	$ 91.4	23%
Throughput in therms	845.4	742.7	14%

An increase in overall natural gas throughput volumes of 14% and the Wisconsin retail gas rate increase resulted in a higher gas utility margin of $20.7 million, or 23%, in 2002. Increased overall gas throughput volumes were partially the result of including 12 months of operations for former Wisconsin Fuel and Light in 2002 compared with the inclusion of 9 months of operations in 2001. Gas throughput volumes were also affected by a heating season that was 5% colder in 2002 than in 2001, but 3% milder than normal.

Wisconsin Public Service's gas revenues decreased $10.9 million, or 3%, in 2002 and gas purchase costs decreased $31.6 million, or 14%, largely as the result of a 26% decrease in the average unit cost of natural gas in 2002.

OVERVIEW OF NONREGULATED OPERATIONS

WPS Energy Services' income available for common shareholders increased to $11.0 million in 2002 compared with $6.4 million in 2001 primarily due to a higher gas margin. WPS Power Development's income available for common shareholders increased to $24.0 million in 2002 compared with $2.3 million in 2001 largely due to recognition of a gain related to the 2001 sale of a portion of its synthetic fuel operations.

WPS ENERGY SERVICES' SEGMENT OPERATIONS

Revenues at WPS Energy Services were $361.2 million in 2002 compared with $326.6 million in 2001, an increase of 11%. The increase was primarily the result of higher retail natural gas sales volumes in 2002.

WPS Energy Services' Gas Results *(Millions, except sales volumes)*	2002	2001	Change
Nonregulated natural gas revenues	$245.1	$210.1	17%
Nonregulated natural gas cost of sales	210.2	194.2	8%
Margins	$ 34.9	$ 15.9	119%
Wholesale sales volumes in billion cubic feet	233.8	242.8	(4%)
Retail sales volumes in billion cubic feet	135.7	104.5	30%

Nonregulated gas revenues at WPS Energy Services increased $35.0 million, or 17%, in 2002 primarily as the result of higher natural gas sales volumes in 2002. The nonregulated gas margin increased $19.0 million, or 119%, in 2002 due to improved management of the retail gas procurement and volume risk processes and increased retail sales volumes.

WPS Energy Services' Electric Results *(Millions)*	2002	2001	Change
Nonregulated electric revenues	$113.7	$112.7	1%
Nonregulated electric cost of sales	102.6	99.4	3%
Margins	$ 11.1	$ 13.3	(17%)
Wholesale sales in kilowatt-hours	4,250.0	1,696.6	151%
Retail sales in kilowatt-hours	2,703.6	1,944.7	39%

Nonregulated electric revenues at WPS Energy Services increased $1.0 million, or 1%, in 2002 due to higher sales volumes. The nonregulated electric margin decreased $2.2 million, or 17%, in 2002 primarily due to the slow economy, which produced less favorable market conditions for opportunity sales in 2002.

WPS POWER DEVELOPMENT'S SEGMENT OPERATIONS

WPS Power Development's Production Results *(Millions)*	2002	2001	Change
Nonregulated other revenues	$59.4	$56.6	5%
Nonregulated other cost of sales	37.8	48.7	(22%)
Margins	$21.6	$ 7.9	173%

Revenues at WPS Power Development were $59.4 million in 2002 compared with $56.6 million in 2001, an increase of 5%. The increase was primarily due to the operation of the generation assets acquired in New York in the second quarter of 2002 and the operation of the Combined Locks Energy Center. As new generation assets are acquired or constructed, WPS Power Development's output is increased, providing new sales opportunities. Partially offsetting these increases were a change in accounting from consolidation to equity method accounting for WPS Power Development's synthetic fuel operations and lower revenues from steam sales.

WPS Power Development experienced an increase of $13.7 million, or 173%, in its margin in 2002. The operation of the generation assets acquired in New York and the startup of the Combined Locks Energy Center contributed to WPS Power Development's higher margin in 2002. A change in accounting for WPS Power Development's synthetic fuel operations also increased 2002 margins by approximately $4.3 million. As a result of the November 2001 sale of a portion of WPS Power Development's synthetic fuel operations, WPS Power Development no longer consolidates these operations as a part of revenue and cost of sales. After the sell-down, WPS Power Development became a minority owner, and therefore accounts for its interest in the synthetic fuel operations under the equity method of accounting. As a result of no longer consolidating the synthetic fuel operations, WPS Power Development's margins increased because this business had negative margins in 2001.

OVERVIEW OF HOLDING COMPANY AND OTHER SEGMENT OPERATIONS

Holding Company and Other operations experienced a net loss of $(5.0) million in 2002 compared with income available for common shareholders of $1.3 million in 2001. A net loss was experienced in 2002 primarily due to interest expense from financing to provide funds for subsidiary operations.

Hydro land sales, which are part of our asset management strategy, resulted in pre-tax gains of $3.3 million in 2002 compared with pre-tax gains of approximately $17 million in 2001. In addition, earnings on equity investments were higher in 2002 compared with 2001 primarily due to our investment in American Transmission Company.

OPERATING EXPENSES

WPS Resources' Operating Expenses *(Millions)*	2002	2001	Change
Operating and maintenance expense	$412.5	$333.0	24%
Depreciation and decommissioning expense	94.8	84.1	13%
Taxes other than income	39.9	36.7	9%

OPERATING AND MAINTENANCE EXPENSE

Operating and maintenance expense increased $79.5 million, or 24%, for the year ended December 31, 2002, compared to 2001. Utility operating and maintenance expense increased $67.6 million in 2002 largely due to amortization of regulatory deferrals, increased benefit costs, higher transmission expenses associated with American Transmission Company, increased expenses at the Kewaunee nuclear power plant (as a result of Wisconsin Public Service acquiring additional ownership interest in the plant), and increased energy conservation expenses. Operating and maintenance expenses at WPS Energy Services increased $7.3 million in 2002, largely due to costs associated with business expansion and increased bad debt expense. Operating expenses at WPS Power Development increased $4.3 million in 2002 primarily due to costs associated with the generation assets in New York that were purchased by WPS Power Development in June 2002 and operation of the Combined Locks Energy Center.

DEPRECIATION AND DECOMMISSIONING EXPENSE

Depreciation and decommissioning expense increased $10.7 million, or 13%, for the year ended December 31, 2002, compared to 2001. Utility depreciation and decommissioning expense increased $7.8 million in 2002 largely due to additional plant assets at Wisconsin Public Service, including its increased ownership interest in the Kewaunee nuclear power plant. Lower depreciation expense of $5.5 million related to decreased decommissioning earnings partially offset the increased plant asset depreciation. WPS Power Development's depreciation expense increased $2.4 million in 2002 due to additional plant assets, including the Combined Locks Energy Center and the assets obtained in the CH Resources acquisition. Depreciation and decommissioning expense at WPS Energy Services did not change significantly from the prior year.

TAXES OTHER THAN INCOME

Taxes other than income increased $3.2 million, or 9%, primarily due to an increase in gross receipts taxes paid by Wisconsin Public Service as a result of increased revenues.

OTHER INCOME (EXPENSE)

WPS Resources' Other Income (Expense) *(Millions)*	2002	2001	Change
Miscellaneous income	$47.8	$ 37.5	27%
Interest expense and distributions of preferred securities	(55.8)	(53.4)	4%
Other income (expense)	$ (8.0)	$(15.9)	50%

MISCELLANEOUS INCOME

Miscellaneous income increased $10.3 million, or 27%, in 2002 compared to 2001. WPS Power Development's miscellaneous income increased $25.1 million in 2002 primarily as the result of recognizing a pre-tax gain of $38.0 million related to the 2001 sale of part of WPS Power Development's synthetic fuel operations. WPS Power Development recognized a pre-tax gain of $2.2 million on the sale in the fourth quarter of 2001 and deferred the remaining portion of the gain pending satisfaction of certain contingencies, including the receipt of a private letter ruling from the Internal Revenue Service. The contingencies were satisfied in 2002 and the remaining gain was recognized. WPS Power Development also recognized royalties of $2.3 million in 2002 related to its synthetic fuel operations. Partially offsetting these factors were equity method losses for WPS Power Development's synthetic fuel operations.

Utility miscellaneous income decreased $8.1 million in 2002 primarily as the result of lower earnings of $5.7 million on Wisconsin Public Service's nuclear decommissioning trust assets. Due to regulatory practice, a decrease in earnings on the trust assets is largely offset by decreased depreciation expense.

Miscellaneous income related to Holding Company and Other operations also decreased in 2002 compared to 2001. The decrease is largely due to a $13.7 million decrease in gains realized from the sale of hydroelectric lands in 2002, partially offset by increased earnings on equity investments due to the investment in American Transmission Company.

INTEREST EXPENSE AND DISTRIBUTIONS OF PREFERRED SECURITIES
Interest expense increased $2.4 million, or 4%, in 2002 compared to 2001 primarily due to the increase in the amount of long-term debt.

PROVISION FOR INCOME TAXES

The effective tax rate was 19.5% in 2002 compared to 9.5% in 2001. The increase in the effective tax rate in 2002 compared to 2001 is largely due to a decrease in tax credits recognized from our ownership interest in a synthetic fuel operation. We used tax credits to the extent the tax law permits to reduce our current federal income tax liability, with any remaining credits increasing our alternative minimum tax credit available for future years.

DISCONTINUED OPERATIONS

The after-tax loss from discontinued operations decreased to $6.0 million in 2002 from $6.9 million in 2001. While we were able to improve the operating performance of our discontinued generation plant, market conditions for capacity in the area in which this plant participates continued to degrade, which resulted in continued losses.

Balance Sheet

2003 Compared with 2002

Accounts receivable, net of reserves, increased $209.1 million, or 71%, at December 31, 2003, compared to December 31, 2002, largely due to a $199 million increase in WPS Energy Services' accounts receivable. The increase in receivables at WPS Energy Services is due to a significant increase in electric and natural gas sales volumes combined with significantly higher natural gas prices.

Inventories increased $68.0 million, or 62%, at December 31, 2003, compared to December 31, 2002. Inventories at Wisconsin Public Service increased approximately $18 million, or 39%, in correlation with the 39% increase in the average price of natural gas experienced by this business in 2003. WPS Energy Services' stored gas inventories increased approximately $50 million, or 82%, due to higher anticipated sales in the first quarter of 2004 compared to the first quarter of 2003 and increased natural gas prices.

Current assets from risk management activities increased $111.5 million, or 27%, at December 31, 2003, compared to December 31, 2002, and current liabilities from risk management activities increased $73.5 million, or 17%. Long-term assets from risk management activities decreased $31.0 million, or 23%, at December 31, 2003, compared to December 31, 2002, and long-term liabilities from risk management activities decreased $17.5 million, or 16%. These variances were largely due to changes in the forward price curve for natural gas and increased volumes.

Property, plant, and equipment, net, increased $116.4 million to $1,828.7 million at December 31, 2003, compared to $1,712.3 million at December 31, 2002. WPS Resources adopted Statement No. 143, "Accounting for Asset Retirement Obligations," effective January 2003, and as a result, capitalized a net asset retirement cost of $90.8 million (decreased to $78.5 million at December 31, 2003, due to depreciation). The remaining increase in property, plant, and equipment, net, primarily relates to capital expenditures at Wisconsin Public Service for the Pulliam combustion turbine and gas and electric distribution equipment. The staff of the Securities and Exchange Commission recently expressed their views on the balance sheet classification of costs of removal for the utility industry and required that the amounts be reclassified from accumulated depreciation to a liability. As a result, WPS Resources reclassified costs of removal out of accumulated depreciation at December 31, 2003, and 2002. See *Trends* for more information about these accounting changes.

Other long-term assets increased $83.5 million, or 31%, at December 31, 2003, compared to December 31, 2002, as a result of our investment in Guardian Pipeline, additional investments in American Transmission Company, and the recognition of an intangible pension asset related to the minimum pension liability we recorded at December 31, 2003.

Accounts payable increased $58.7 million at December 31, 2003, compared to December 31, 2002. The accounts payable balance at WPS Energy Services increased approximately $110 million as a result of an increase in electric and natural gas purchases required to supply its larger customer base and the significant increase in natural gas prices compared to the prior year. The increase experienced by WPS Energy Services was partially offset by a decrease in accounts payable at Wisconsin Public Service, largely due to a $48.4 million payable that was recorded at December 31, 2002, resulting from the purchase of the De Pere Energy Center. This amount was paid in 2003.

Other current liabilities increased $33.8 million, or 64%, in 2003 largely due to an increase in customer prepayments experienced at WPS Energy Services.

Regulatory liabilities increased $254.7 million at December 31, 2003, compared to December 31, 2002, largely due to the reclassification of $180.0 million of non-legal costs of removal from nuclear decommissioning and other cost of removal to regulatory liabilities. Most of the remaining increase relates to a regulatory liability that was recorded upon the adoption of Statement No. 143. See *Trends* for more information about this accounting change.

Pension and postretirement benefit obligations increased $67.1 million, or 95%, at December 31, 2003, compared to December 31, 2002, due primarily to the minimum pension liability that was recorded at December 31, 2003, for our administrative pension plan, driven by a decrease in the discount rate used to value our obligation under this plan.

The $344.0 million asset retirement obligation recorded at December 31, 2003, is related to a legal retirement obligation recorded as a result of our adoption of Statement No. 143 for the decommissioning of the irradiated portions of the Kewaunee nuclear power plant. See *Trends* for more information about this accounting change.

The $463.3 million liability for nuclear decommissioning and other costs of removal at December 31, 2002, was reclassified from accumulated depreciation in accordance with recent views expressed by the staff of the Securities and Exchange Commission for the utility industry. Historically, these costs of removal were reflected as a component of depreciation expense and accumulated depreciation in accordance with regulatory treatment. Upon adoption of Statement No. 143 on January 1, 2003, costs of removal with associated legal obligations of $290.5 million were removed from nuclear decommissioning and other costs of removal as these costs are now accounted for as asset retirement obligations. At December 31, 2003, costs of removal without an associated legal obligation, as defined by Statement No. 143, were reclassified to a regulatory liability pursuant to Statement No. 71. See *Trends* for more information about this accounting change.

Liquidity and Capital Resources

We believe that our cash balances, liquid assets, operating cash flows, access to equity capital markets and borrowing capacity made available because of strong credit ratings, when taken together, provide adequate resources to fund ongoing operating requirements and future capital expenditures related to expansion of existing businesses and development of new projects. However, our operating cash flow and access to capital markets can be impacted by macroeconomic factors outside of our control. In addition, our borrowing costs can be impacted by short and long-term debt ratings assigned by independent rating agencies. Currently, we believe these ratings are among the best in the energy industry (see *Financing Cash Flows, Credit Ratings* on page 31).

OPERATING CASH FLOWS

During 2003, net cash provided by operating activities was $62.4 million, compared with $188.5 million in 2002. The decrease is primarily due to increased working capital requirements, specifically at WPS Energy Services and Wisconsin Public Service. Inventories increased due to high natural gas prices at both WPS Energy Services and Wisconsin Public Service, as well as business growth at WPS Energy Services. The inventory increase is also the result of WPS Energy Services' taking advantage of opportunities to put additional gas into storage at favorable relationships to forward prices. The change in receivables and payables was also attributable to the high natural gas prices as well as the business growth at WPS Energy Services.

During 2002, net cash provided by operating activities was $188.5 million, compared with $144.1 million in 2001. The increase is primarily due to an increase in income available for common shareholders after adjustment for certain non-cash items, partially offset by an increase in cash used for working capital items. The increase in accounts receivable was the result of increased sales volumes at Wisconsin Public Service and WPS Energy Services due to colder weather and customer growth. Increased natural gas purchases at Wisconsin Public Service and WPS Energy Services as the result of colder weather and customer growth contributed to the higher accounts payable balance.

INVESTING CASH FLOWS

Net cash used for investing activities was $244.0 million in 2003 compared to $265.4 million in 2002, a decrease of $21.4 million. The decrease is largely attributed to a $34.1 million decrease in capital expenditures, mainly at the utilities, as well as a $24.3 million increase in cash received from the sale of property, plant, and equipment. Partially offsetting this decrease was an increase in cash used for the purchase of equity investments and other acquisitions. See *Asset Sales and Acquisitions* below for further detail.

Cash used for investing activities was $265.4 million in 2002 compared to $134.8 million in 2001, an increase of $130.6 million. These factors were partially the result of cash used for the purchase of equity investments and other acquisitions (discussed in more detail in *Asset Sales and Acquisitions* below), a decrease in the sale of property, plant, and equipment, and a decrease in return of capital from the American Transmission Company. The increase was partially offset by a decrease in capital expenditures. The decrease in return of capital is due to the fact that in 2001 WPS Resources transferred transmission assets at their net book value to American Transmission Company in exchange for cash and an approximate 15% ownership interest in American Transmission Company. The decrease in the sale of property, plant, and equipment from 2002 to 2001 was due to the 2001 sale of land on the Peshtigo River in northeastern Wisconsin to the Wisconsin Department of Natural Resources, as well as WPS Power Development's transactions surrounding its synthetic fuel facility.

ASSET SALES AND ACQUISITIONS

Certain acquisitions and asset sales that have a significant impact on investing cash flows are discussed below. In addition, see Note 6 in Notes to WPS Resources Consolidated Financial Statements, Acquisitions and Sales of Assets, for a more detailed discussion of asset sales and acquisitions.

On December 30, 2003, Wisconsin Public Service sold an additional 542 acres of land near the Peshtigo River to the Wisconsin Department of Natural Resources for $6.5 million as part of a multi-phase agreement reached between the parties in 2001. Under the terms of the 2001 agreement, the Wisconsin Department of Natural Resources bought more than 5,000 acres of land for $13.5 million in 2001. The sale is part of a five to seven-year asset management strategy adopted by WPS Resources in 2001.

On April 18, 2003, the Public Service Commission of Wisconsin approved Wisconsin Public Service's request to transfer its interest in the Wausau, Wisconsin, to Duluth, Minnesota, transmission line to the American Transmission Company. American Transmission Company is a for-profit transmission-only company created by the transfer of transmission assets previously owned by multiple electric utilities serving the upper Midwest in exchange for an ownership interest in American Transmission Company. Wisconsin Public Service sold approximately $20.1 million of assets at book value related to the Wausau to Duluth transmission line to American Transmission Company in June 2003. No gain or loss was recognized on the transaction. Wisconsin Public Service will continue to manage construction of the project and be responsible for obtaining property rights necessary for the construction of the project.

During 2003, WPS Resources invested an additional $19.9 million in American Transmission Company, increasing the consolidated

WPS Resources ownership interest in American Transmission Company to 19.8%. WPS Resources contributed capital of $14.0 million to ECO Coal Pelletization #12 in 2003 and $11.7 million in 2002.

On May 30, 2003, WPS Resources purchased a one-third interest in Guardian Pipeline, LLC from CMS Gas Transmission Company, for approximately $26 million. Guardian Pipeline owns a natural gas pipeline, which began operating in 2002, that stretches about 140 miles from near Joliet, Illinois, into southern Wisconsin.

On December 16, 2002, Wisconsin Public Service purchased the 180-megawatt De Pere Energy Center for $120.4 million and terminated the related existing purchased power agreement. Wisconsin Public Service paid $72.0 million at the close of the transaction and the remaining $48.4 million in December 2003.

Effective June 1, 2002, WPS Power Development acquired CH Resources, Inc. from Central Hudson Energy Services, Inc. for $61.1 million, including acquisition costs. CH Resources owns three power plants and associated assets in upstate New York with a combined capacity of 258 megawatts.

In November 2001, WPS Power Development, through its subsidiary ECO Coal Pelletization #12, LLC, entered into a transaction to acquire the remaining interest in the synthetic fuel producing facility (partially owned by ECO #12) from its partner. Concurrently, with this transaction, WPS Power Development entered into a separate transaction with a subsidiary of a public company resulting in ECO #12 contributing 100% of its synthetic fuel producing machinery to a newly formed entity in exchange for cash and a one-third ownership interest in the newly formed entity. These transactions generated a pre-tax gain of $40.2 million, of which $38.0 million had been deferred as of December 31, 2001, as a result of certain rights of rescission and put options being granted to the buyer. WPS Power Development recognized all of the $38.0 million deferred gain in 2002.

The actual payments for the purchase of the former partner's interest in ECO #12 were contingent upon the same provisions referred to above. As a result, $21.3 million was originally held in escrow and released proportionately as the respective rescission rights and put options expired. As of December 31, 2003, the escrow balance has been released as all contingencies have expired.

On December 19, 2002, WPS Power Development sold a 30% interest in ECO #12. WPS Power Development received consideration of $3.0 million cash, as well as a fixed note and a variable note. Payments under the variable note are contingent upon the synthetic fuel facility achieving specified levels of synthetic fuel production. In conjunction with the sale, WPS Power Development agreed to make certain payments to a third party broker, consisting of an up-front payment of $1.5 million (which was paid at the time of closing), $1.9 million which was paid in 2003, and an additional $1.9 million to be paid in 2004. A deferred gain of $9.2 million and $11.6 million was reflected on WPS Power Development's balance sheet at December 31, 2003, and 2002, respectively. In 2003, a pre-tax gain in the amount of $7.6 million was recognized as a component of miscellaneous income related to this transaction, of which $2.4 million related to the recognition of a portion of the deferred gain referenced above. Similar annual gains are expected to result from this transaction through 2007. There was no gain recognized in 2002 related to this transaction.

CAPITAL EXPENDITURES

Capital expenditures by business segment for the years ended December 31, 2003, 2002, and 2001 are as follows:

	Years Ended December 31,		
	2003	2002	2001
Electric Utility	$131.0	$164.3	$175.8
Gas Utility	40.7	34.0	24.9
WPS Energy Services	1.4	0.8	10.9
WPS Power Development	3.3	8.2	27.7
Other	(0.2)	3.0	5.0
WPS Resources Consolidated	$176.2	$210.3	$244.3

Capital expenditures in the electric utility were higher in 2002, as compared to 2003, mainly due to the construction of portions of the Pulliam combustion turbine at Wisconsin Public Service in 2002. Gas utility capital expenditures increased due to the installation of automated meter reading in 2003. WPS Power Development's capital expenditures were higher in 2002 compared to 2003 due to the conversion of the Combined Locks Energy Center to a combined cycle system in 2002. Capital expenditures at WPS Energy Services remained fairly consistent between 2003 and 2002.

As part of its regulated utility operations, on September 26, 2003, Wisconsin Public Service submitted an application for a Certificate of Public Convenience and Necessity to the Public Service Commission of Wisconsin seeking approval to build a 500-megawatt coal-fired generation facility near Wausau, Wisconsin. The facility is estimated to cost approximately $770 million (including the acquisition of coal trains), assuming the Public Service Commission of Wisconsin allows a current return on construction costs. As of December 31, 2003, Wisconsin Public Service has incurred a total cost of $4.0 million related to this project. In its 2003 rate order, the Public Service Commission of Wisconsin authorized deferral of costs related to development of the facility. On November 12, 2003, Wisconsin Public Service received a declaratory ruling allowing recovery of all reasonable costs (up to $71.2 million) related to the project incurred or committed to prior to the Public Service Commission of Wisconsin's final decision regarding construction authorization. In addition, Wisconsin Public Service expects to incur additional construction costs of approximately $41 million to fund construction of the transmission facilities required to support the generating facility through the date the generating facility goes into service. American Transmission Company will reimburse Wisconsin Public Service for the construction costs of the interconnection and related carrying costs when the generation facility becomes commercially operational.

On February 11, 2004, the Public Service Commission of Wisconsin determined Wisconsin Public Service's application is "complete." The Public Service Commission of Wisconsin and the Wisconsin Department of Natural Resources now have 180 days to make a decision on the project. The Public Service Commission of Wisconsin may request from the Dane County Court of Appeals one 180-day extension. The Public Service Commission of Wisconsin and the Wisconsin Department of Natural Resources will create an environmental impact statement. The public will have opportunities to testify at public hearings. Technical hearings will also be held. Following a review of the application, the environmental impact statement, and the hearing testimony, the

Public Service Commission of Wisconsin will determine if the proposed project will be approved, modified, or denied.

On February 16, 2004, Wisconsin Public Service signed a Letter of Intent with Dairyland Power Cooperative for electric supply alternatives for 150 megawatts of energy from the proposed 500-megawatt coal-fired generation facility. According to the agreement, Dairyland could choose to purchase an interest in the plant or buy electricity from it (we have since received written notification from Dairyland, confirming their intent to purchase an interest in the plant). In providing Dairyland with electric supply alternatives, Wisconsin Public Service can reduce the risks associated with building and operating the power plant. The agreement is part of Wisconsin Public Service's continuing plan to provide least-cost reliable energy for the increasing electric demand of its customers. This transaction is subject to a number of conditions including successfully developing a joint plant ownership and operating agreement, Dairyland obtaining financing approval from the Rural Utility Services, and Dairyland securing firm transmission service from the Midwest Independent System Operator on terms and conditions Dairyland deems acceptable.

Capital expenditures at the electric utility were $11.5 million higher in 2001, as compared to 2002, mostly related to steam generator replacement at the Kewaunee nuclear power plant that occurred in 2001. In the gas utility segment, capital expenditures increased by $9.1 million in 2002, partially due to the installation of automated meter reading. The remaining increase is attributed to various one-time projects that occurred in 2002. Capital expenditures at WPS Energy Services were $10.1 million higher in 2001 compared to 2002 due to the construction of a gas storage field in 2001. WPS Power Development's capital expenditures were $19.5 million higher in 2001 compared to 2002 due to the completion of the Combined Locks Energy Center construction in 2001.

FINANCING CASH FLOWS

Net cash provided by financing activities was $198.6 million in 2003 compared to $93.1 million in 2002. The $105.5 million increase in cash provided by financing activities in 2003 is primarily related to the decrease in cash provided by operating activities in 2003 compared to 2002. A larger amount of investing activities was financed through common stock and debt issuances in 2003 as compared to the prior year.

Our financing activities provided cash inflows of $93.1 million and $33.6 million for the years ended December 31, 2002, and 2001, respectively. The 2002 increase was due to new debt issuances used to finance investing activities, offset by an increase in repayments of long-term debt and the capital lease (see *Significant Financing Activities* below for further detail). The net change in short-term debt in 2002 from 2001 is attributable to the reduced need to rely on commercial paper in 2001 due to the 2001 issuance of additional long-term debt at Wisconsin Public Service and common stock at WPS Resources.

SIGNIFICANT FINANCING ACTIVITIES

As of December 31, 2003, both WPS Resources and Wisconsin Public Service were in compliance with all of the covenants under their lines of credit and other debt obligations.

WPS Resources and Wisconsin Public Service established 364-day credit line syndications for $225.0 million and $115.0 million, respectively, during the third quarter of 2003. The 2002 credit line syndications were $180.0 million for WPS Resources and $100.0 million for Wisconsin Public Service. The credit lines are used to back 100% of WPS Resources' and Wisconsin Public Service's commercial paper borrowing programs and letters of credit for WPS Resources.

WPS Resources had outstanding commercial paper borrowings of $28.0 million and $16.0 million at December 31, 2003, and 2002, respectively. WPS Resources had outstanding short-term debt of $10.0 million and $13.8 million as of December 31, 2003, and 2002, respectively.

In 2003, WPS Resources' shelf registration statement for $350.0 million was declared effective by the Securities and Exchange Commission, which allows WPS Resources to issue any combination of debt and equity. In November 2003, 4,025,000 shares of WPS Resources common stock were sold in a public offering at $43.00 per share, which resulted in a net increase in equity of $166.8 million. Net proceeds from this offering were used to retire $50.0 million of 7.0% trust preferred securities in January 2004, reduce short-term debt, fund equity contributions to subsidiary companies, and for general corporate purposes.

Wisconsin Public Service, under a registration statement declared effective in 2002, issued $125.0 million of 4.80% 10-year senior notes in December 2003. The senior notes are collateralized by a pledge of first mortgage bonds and may become non-collateralized if Wisconsin Public Service retires all of its outstanding first mortgage bonds. The net proceeds from the issuance of the senior notes were used to call $49.9 million of 7.125% first mortgage bonds on January 19, 2004, fund construction costs and capital additions, reduce short-term indebtedness, and for other corporate utility purposes.

Effective January 2001, we began issuing new shares of common stock under our Stock Investment Plan and under certain stock-based employee benefit plans. Equity increased $31.0 million, $28.3 million, and $18.6 million in 2003, 2002, and 2001, respectively, as a result of these plans. WPS Resources also repurchased $1.1 million, $1.3 million, and $1.1 million of outstanding common stock for stock-based compensation plans in 2003, 2002, and 2001, respectively.

Wisconsin Public Service used short-term debt to retire $50.0 million of 6.8% first mortgage bonds on February 1, 2003, that had reached maturity. Wisconsin Public Service also called $9.1 million of 6.125% tax-exempt bonds in May 2003. Wisconsin Public Service is evaluating the potential for refinancing existing debt in 2004.

In March 2003, Upper Peninsula Power retired $15.0 million of 7.94% first mortgage bonds that had reached maturity.

In November 2003, WPS Power Development retired all of the notes payable under a revolving credit note, in the amount of $12.5 million.

In October 2002, Wisconsin Public Service retired $50.0 million of 7.30% first mortgage bonds that had reached maturity.

WPS Resources issued $100 million of 5.375% 10-year senior non-collateralized notes in November 2002. We used approximately $55 million of the net proceeds from the issuance of these notes to repay short-term debt incurred to provide equity capital to our subsidiaries and the remainder for other corporate purposes.

Wisconsin Public Service issued $150.0 million of 4.875% 10-year senior notes in December 2002. The senior notes are collateralized by a pledge of first mortgage bonds and may become non-collateralized if Wisconsin Public Service retires all of its outstanding first mortgage bonds. Wisconsin Public Service used approximately $72 million of the net proceeds from the issuance of the senior notes to acquire the De Pere Energy Center and $69 million to retire short-term debt. The balance of the net proceeds was used for other corporate utility purposes.

CREDIT RATINGS

WPS Resources uses internally generated funds and commercial paper borrowing to satisfy most of its capital requirements. We also periodically issue long-term debt and common stock to reduce short-term debt, maintain desired capitalization ratios, and fund future growth. We may seek nonrecourse financing for funding nonregulated acquisitions. WPS Resources' commercial paper borrowing program provides for working capital requirements of the nonregulated businesses and Upper Peninsula Power. Wisconsin Public Service has its own commercial paper borrowing program. The specific forms of long-term financing, amounts, and timing depend on the availability of projects, market conditions, and other factors.

The current credit ratings for WPS Resources and Wisconsin Public Service are listed in the table below:

Credit Ratings	Standard & Poor's	Moody's
WPS Resources Corporation		
Senior unsecured debt	A	A1
Commercial paper	A-1	P-1
Credit line syndication	–	A1
Wisconsin Public Service Corporation		
Bonds	AA-	Aa2
Preferred stock	A	A2
Commercial paper	A-1+	P-1
Credit line syndication	–	Aa3

In November 2003, Moody's downgraded its long-term ratings for WPS Resources and Wisconsin Public Service one ratings level, leaving only commercial paper ratings unchanged. Moody's downgrade of WPS Resources was based principally on a gradual shift in the company's financial and business risk profile attributable to the growth of nonregulated businesses, the impact of weaker wholesale power markets, and a relatively high dividend payout. Moody's downgrade of Wisconsin Public Service is based on the expectation that the utility's substantial capital spending program will exceed its retained cash flow through 2007, which is likely to lead to a meaningful increase in debt. Following the downgrade, Moody's set the ratings outlook at stable for both WPS Resources and Wisconsin Public Service. We believe these ratings continue to be among the best in the energy industry, and allow us to access commercial paper and long-term debt markets on favorable terms. Credit ratings are not recommendations to buy, are subject to change, and each rating should be evaluated independently of any other rating.

Rating agencies use a number of both quantitative and qualitative measures in determining a company's credit rating. These measures include business risk, liquidity risk, competitive position, capital mix, financial condition, predictability of cash flows, management strength, and future direction. Some of the quantitative measures can be analyzed through a few key financial ratios, while the qualitative ones are more subjective.

WPS Resources and Wisconsin Public Service hold credit lines to back 100% of their commercial paper borrowing and letters of credit. These credit facilities are based on a credit rating of A-1/P-1 for WPS Resources and A-1+/P-1 for Wisconsin Public Service. A decrease in the commercial paper credit ratings could adversely affect the companies by increasing the interest rates at which they can borrow and potentially limiting the availability of funds to the companies through the commercial paper market. A restriction in the companies' ability to use commercial paper borrowing to meet their working capital needs would require them to secure funds through alternate sources resulting in higher interest expense, higher credit line fees, and a potential delay in the availability of funds.

WPS Energy Services maintains underlying agreements to support its electric and gas trading operations. In the event of a deterioration of WPS Resources' credit rating, many of these agreements allow the counterparty to demand additional assurance of payment. This provision could pertain to existing business, new business or both with the counterparty. The additional assurance requirements could be met with letters of credit, surety bonds or cash deposits and would likely result in WPS Resources being required to maintain increased bank lines of credit or incur additional expenses, and could restrict the amount of business WPS Energy Services can conduct.

WPS Energy Services uses the NYMEX and over-the-counter financial markets to hedge its exposure to physical customer obligations. These hedges are closely correlated to the customer contracts, but price movements on the hedge contracts may require financial backing. Certain movements in price for contracts through the NYMEX exchange require posting of cash deposits equal to the market move. For the over-the-counter market, the underlying contract may allow the counterparty to require additional collateral to cover the net financial differential between the original contract price and the current forward market. Increased requirements related to market price changes usually only result in a temporary liquidity need that will unwind as the sales contracts are fulfilled.



Each month, Wisconsin Public Service processes 350,000 customer payments. Nancy McAllister is the Lead Payment Processor in Green Bay, Wisconsin.

FUTURE CAPITAL REQUIREMENTS AND RESOURCES

CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual obligations of WPS Resources, including its subsidiaries.

Contractual Obligations As of December 31, 2003 *(Millions)*	Total Amounts Committed	Payments Due By Period: Less Than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Long-term debt principal and interest payments	$1,498.0	$ 112.9	$ 125.9	$126.8	$1,132.4
Operating leases	19.0	5.0	4.8	3.1	6.1
Commodity purchase obligations	3,052.7	2,016.7	718.4	243.9	73.7
Purchase orders	168.8	126.1	37.3	5.4	-
Capital contributions to equity method investment	206.5	47.3	96.4	62.8	-
Other	83.4	22.3	58.3	0.8	2.0
Total contractual cash obligations	$5,028.4	$2,330.3	$1,041.1	$442.8	$1,214.2

Long-term debt principal and interest payments represent bonds issued, notes issued, and loans made to WPS Resources and its subsidiaries. We record all principal obligations on the balance sheet. Commodity purchase obligations represent mainly commodity purchase contracts of WPS Resources and its subsidiaries. The energy supply contracts at WPS Energy Services summarized above generally have offsetting energy sale contracts. Wisconsin Public Service expects to recover the costs of its contracts in future customer rates. Purchase orders include obligations related to normal business operations and large construction obligations. Other mainly represents expected pension and postretirement funding obligations for the years of 2004 and 2005.

CAPITAL REQUIREMENTS

Wisconsin Public Service makes large investments in capital assets. Net construction expenditures are expected to be approximately $1,264 million in the aggregate for the 2004 through 2006 period (upon the closing of the sale of the Kewaunee nuclear power plant, expenditures would decrease approximately $44.9 million during this period). The largest of these expenditures is for the construction of the 500-megawatt coal-fired generation facility near Wausau, Wisconsin, in which Wisconsin Public Service is expected to incur costs of $549 million between 2004 through 2006. In addition, Wisconsin Public Service expects to incur additional construction costs of approximately $12 million between 2004 and 2006 to fund construction of the transmission facilities required to support the generating facility. Other significant anticipated expenditures during this three-year period include:

- combustion turbines – $49 million
- pollution control equipment – $23 million
- corporate services infrastructures – $41 million
- automated meter reading – $35 million
- nuclear fuel – $33 million
- mercury control projects – $59 million

Other capital requirements for the three-year period include a potential contribution of $3.3 million to the Kewaunee nuclear power plant decommissioning trust fund (depending on the sale of the Kewaunee assets).

On April 18, 2003, the Public Service Commission of Wisconsin approved Wisconsin Public Service's request to transfer its interest in the Wausau, Wisconsin, to Duluth, Minnesota, transmission line to the American Transmission Company. WPS Resources committed to fund 50% of total project costs incurred up to $198 million, and receive additional equity in American Transmission Company. WPS Resources may terminate funding if the project extends beyond January 1, 2010. On December 19, 2003, Wisconsin Public Service and American Transmission Company received approval to continue the project with the new cost estimate of $420.3 million. The updated cost estimate reflects additional costs for the project resulting from time delays, added regulatory requirements, changes and additions to the project at the request of local governments and American Transmission Company's management, and overhead costs. Completion of the line is expected in 2008. WPS Resources has the right, but not the obligation, to provide additional funding in excess of $198 million up to its portion of the revised cost estimate. For the period 2004 through 2006, we expect to make capital contributions of up to $128 million for our portion of the Wausau to Duluth transmission line. In exchange, we will receive increased ownership in the American Transmission Company.

WPS Resources expects to provide additional capital contributions of approximately $15 million to American Transmission Company in 2004 for other projects.

Upper Peninsula Power is expected to incur construction expenditures of about $45 million in the aggregate for the period 2004 through 2006, primarily for electric distribution improvements and repairs and safety measures at hydroelectric facilities.

Capital expenditures identified at WPS Power Development for 2004 through 2006 are expected to be approximately $5 million, including $2.5 million at the Sunbury facility, which will be reimbursed by Duquesne Light Holdings if the sale of Sunbury is consummated (see Note 4 in Notes to WPS Resources Consolidated Financial Statements, Assets Held for Sale, for a more detailed discussion of the sale of the Sunbury facility).

Capital expenditures identified at WPS Energy Services for 2004 through 2006 are expected to be approximately $2.7 million.

All projected capital and investment expenditures are subject to periodic review and revision and may vary significantly from the estimates depending on a number of factors, including, but not limited to, industry restructuring, regulatory constraints, acquisition opportunities, market volatility, and economic trends. Other capital expenditures for

WPS Resources and its subsidiaries for 2004 through 2006 could be significant depending on its success in pursuing development and acquisition opportunities. When appropriate, WPS Resources may seek nonrecourse financing for a portion of the cost of these acquisitions.

CAPITAL RESOURCES

For the period 2004 through 2006, WPS Resources plans to use internally generated funds net of forecasted dividend payments, cash proceeds from pending asset sales, and debt and equity financings to fund capital requirements. WPS Resources plans to maintain current debt to equity ratios. Management believes WPS Resources has adequate financial flexibility and resources to meet its future needs.

WPS Resources has the ability to issue up to an additional $176.9 million of debt or equity under its currently effective shelf registration statement. Wisconsin Public Service has the ability to issue up to an additional $25.0 million of debt under its currently effective shelf registration statement. Wisconsin Public Service intends to file a new shelf registration statement in 2004 for an additional $350 million.

WPS Resources and Wisconsin Public Service have 364-day credit line syndications for $225.0 million and $115.0 million, respectively. The credit lines are used to back 100% of WPS Resources' and Wisconsin Public Service's commercial paper borrowing programs and letters of credit for WPS Resources. As of December 31, 2003, there was a total of $260.9 million available under the lines of credit, net of $28 million of outstanding commercial paper, and $50.7 million in cash and cash equivalents.

In 2003, WPS Resources announced the sale of WPS Power Development's Sunbury generation plant and Wisconsin Public Service announced the sale of its portion of the Kewaunee nuclear power plant. Both of these sales are expected to close in 2004. A portion of the proceeds related to the Sunbury sale may be used to pay the non-recourse debt related to the plant. A portion of the proceeds related to the Kewaunee sale will be used to retire debt at Wisconsin Public Service. The remainder of the proceeds from both the Sunbury and Kewaunee sales will be used by WPS Resources for investing activities and general corporate purposes of its subsidiaries, including reducing the amount of outstanding debt. For more information regarding the Sunbury and Kewaunee sale, see the discussion below.

OTHER FUTURE CONSIDERATIONS

SUNBURY GENERATION PLANT

As a result of both market conditions and issues related to the physical performance of the plant, the Sunbury generation plant has not met our projected near-term financial performance levels. Market conditions continue to be depressed due to low prices for capacity. Sunbury also incurred significant outage time during 2003 to maintain and repair fuel handling and recently installed environmental control equipment that experienced accelerated wear from the use of low grade fuel in some of the units. Operational issues related to Sunbury have been resolved or a plan has been put in place to resolve them. WPS Resources made capital contributions of $18.5 million to Sunbury in 2003 to compensate for the impact of decreased capacity revenues, as well as adjustments to Sunbury's operating plan. For 2004, WPS Resources' Board of Directors has granted authorization to contribute up to $24.5 million of capital to Sunbury. These funds will be used to cover operating losses, make principal and interest payments, and purchase emission allowances.

On October 24, 2003, WPS Power Development entered into a definitive agreement to sell its Sunbury generation plant to a subsidiary of Duquesne Light Holdings for approximately $120 million, subject to certain working capital adjustments and regulatory approval. See Note 4 in Notes to WPS Resources Consolidated Financial Statements, Assets Held for Sale, for more information.

KEWAUNEE NUCLEAR POWER PLANT

On November 7, 2003, Wisconsin Public Service and Wisconsin Power and Light Company entered into a definitive agreement to sell the Kewaunee nuclear power plant to a subsidiary of Dominion Resources, Inc. Wisconsin Public Service is a 59% owner of the Kewaunee nuclear power plant. The transaction is subject to approval from various regulatory agencies, including the Public Service Commission of Wisconsin, the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, and several other state utility regulatory agencies and is projected to close in 2004. Approval has already been obtained from the Iowa Public Utility Commission.

Wisconsin Public Service estimates that its share of the cash proceeds from the sale will approximate $130 million, subject to various post-closing adjustments. The cash proceeds from the sale are expected to slightly exceed the carrying value of the Wisconsin Public Service assets being sold. In addition to the cash proceeds, Wisconsin Public Service will retain ownership of the assets contained in its non-qualified decommissioning trust, one of two funds that were established to cover the eventual decommissioning of the Kewaunee nuclear power plant. The pre-tax fair value of the non-qualified decommissioning trust's assets at December 31, 2003, was $115.1 million. Dominion will assume responsibility for the eventual decommissioning of Kewaunee and will receive Wisconsin Public Service's qualified decommissioning trust assets that had a fair value of $239.7 million at December 31, 2003. Wisconsin Public Service will request deferral of the gain expected to result from this transaction and related costs from the Public Service Commission of Wisconsin. Accordingly, the gain on the sale of the plant assets and the related non-qualified decommissioning trust assets is expected to be returned to customers under future rate orders.

REGULATORY

Wisconsin

Effective March 21, 2003, Wisconsin Public Service received approval to increase Wisconsin retail electric rates $21.4 million (3.5%) and decrease Wisconsin retail natural gas rates $1.2 million (0.3%). The 2003 electric and retail natural gas rates reflect a 12.0% return on equity and allowed average equity of 55% in the utility's capital structure.

On April 1, 2003, Wisconsin Public Service filed an application with the Public Service Commission of Wisconsin for authorization to increase retail electric rates and retail natural gas rates, effective January 1, 2004. The rate increases are necessary to recover the costs associated with the purchase of the De Pere Energy Center, fuel costs, maintenance of power production facilities, and employee benefits. On December 19, 2003, the Public Service Commission of Wisconsin issued a final written order authorizing a retail electric rate increase of $59.4 million (9.4%) and a retail natural gas rate increase of $8.9 million (2.2%), effective January 1, 2004. The 2004 rates reflect a 12.0% return on equity. The Public Service Commission of Wisconsin also approved average equity of 56% in the utility's capital structure.

The amount of fuel and purchased power costs Wisconsin Public Service is authorized to recover in rates is established in its general rate filings. If the actual fuel and purchased power costs vary from the authorized level by more than 2% on an annual basis, Wisconsin Public Service is allowed, or may be required, to file an application adjusting rates for the remainder of the year to reflect actual costs for the year to date and updated projected costs. On October 29, 2003, Wisconsin Public Service filed to reduce rates by $1.9 million, due to a reduction in the costs of fuel and purchased power, for the period August 15, 2003, through December 31, 2003. On February 19, 2004, the Public Service Commission of Wisconsin approved a refund of $2.7 million, which represents the originally filed amounts, adjustments, and interest. This refund is expected to be credited to customer accounts in March 2004. A liability of $2.6 million was accrued as of December 31, 2003, in anticipation of this refund.

As a result of the Kewaunee nuclear power plant unplanned outage in late January and early February 2004 and other fuel cost increases in 2004, Wisconsin Public Service filed for a fuel cost increase of $7.4 million on February 27, 2004. The Public Service Commission of Wisconsin has scheduled a hearing for March 22, 2004, to determine the amount of the fuel cost increase to be recovered on an interim basis. Wisconsin Public Service expects that a final order will be issued in summer 2004 regarding this rate increase request.

Michigan

Wisconsin Public Service filed for an increase in electric rates in the first quarter of 2003. On July 21, 2003, the Michigan Public Service Commission authorized an increase in electric rates of $0.3 million and the recovery of an additional $1.0 million of transmission costs through the power supply cost recovery mechanism, effective July 22, 2003.

On December 20, 2002, the Michigan Public Service Commission approved an 8.95% increase in retail electric rates for customers of Upper Peninsula Power. The Michigan Public Service Commission granted an 11.4% return on equity with the new rates being effective December 21, 2002. This was the first base rate increase for Upper Peninsula Power in 10 years.



Perry Van Den Heuvel, Street/Service Mechanic for Wisconsin Public Service, installs a new automated gas meter—for easier and more accurate meter reading—on this house in Wausau, Wisconsin. Automated meter reading has many benefits for customers, including fewer estimated bills, reductions in outage times, and improvements in meter reading accuracy.

Michigan authorizes a one-for-one fuel and purchased power recovery mechanism for prudently incurred costs. Under the mechanism, the difference between actual and authorized fuel and purchased power costs is deferred until year-end. By March 31 of the following year, the utility must file a reconciliation of the actual costs to the authorized costs. Any under or over recovery is then recovered from rates or returned to the ratepayer through the end of the following year. The reconciliation is subject to review and intervention by customers. At December 31, 2003, Upper Peninsula Power had significantly under recovered fuel and purchased power costs due to the high costs of purchased power. Upper Peninsula Power intends to file, in March 2004, a reconciliation of the 2003 purchased power costs requesting recovery of $5.2 million. In addition, costs associated with the Presque Isle Power Plant outage have been deferred and are expected to be addressed along with other Dead River flood issues in the next rate case. Upper Peninsula Power expects a final decision regarding the recovery of the 2003 fuel costs no later than the end of 2004. Due to the level of the under recovery relative to Upper Peninsula Power's revenues, the deferred cost may be recovered over more than one year.

Federal

On April 30, 2003, Wisconsin Public Service received a draft order from the Federal Energy Regulatory Commission approving a 21%, or $4.1 million, interim increase in wholesale electric rates. The new wholesale rates were effective on May 11, 2003, and are subject to refund if the final rate increase is less. The draft order also granted the use of formula rates, which allow for the adjustment of wholesale electric rates to reflect actual costs without having to file additional rate requests. On March 4, 2004, the Federal Energy Regulatory Commission and Wisconsin Public Service reached a tentative settlement regarding the final rate increase. Wisconsin Public Service anticipates no material refunds or other adjustments to revenues recorded under the interim rates based on the terms of the tentative agreement. The final settlement is anticipated to be filed with the Federal Energy Regulatory Commission in the second quarter of 2004. This is Wisconsin Public Service's first rate increase for its wholesale electric customers in 17 years.

ASSET MANAGEMENT STRATEGY

In 2001, WPS Resources initiated an asset management strategy, whereby assets, or business units, no longer required for operations would be disposed over the next five to seven years in a manner that allows recognition of profits and provides capital for redeployment into new opportunities. In conjunction with the execution of a part of this strategy, the company has identified certain assets to be disposed of consisting primarily of land and some buildings, the sale of which is expected to provide basic earnings per share between $0.15 and $0.25, annually, through 2007.

Off Balance Sheet Arrangements

As part of normal business, WPS Resources and its subsidiaries enter into various guarantees providing financial or performance assurance to third

WPS Resources' Outstanding Guarantees *(Millions)*	December 31, 2003	December 31, 2002
Guarantees of subsidiary debt	$ 39.7	$ 38.8
Guarantees supporting commodity transactions of subsidiaries	874.4	584.3
Standby letters of credit	61.1	22.7
Surety bonds	1.1	6.4
Other guarantee	5.5	-
Total guarantees	$981.8	$652.2

WPS Resources' Outstanding Guarantees *(Millions)* Commitments Expiring	Total Amounts Committed at December 31, 2003	Less Than 1 Year	1 to 3 Years	4 to 5 Years	Over 5 Years
Guarantees of subsidiary debt	$ 39.7	$ 12.5	$ -	$ -	$27.2
Guarantees supporting commodity transactions of subsidiaries	874.4	769.3	83.4	21.2	0.5
Standby letters of credit	61.1	53.4	7.7	-	-
Surety bonds	1.1	1.1	-	-	-
Other guarantee	5.5	-	-	-	5.5
Total guarantees	$981.8	$836.3	$91.1	$21.2	$33.2

parties on behalf of certain subsidiaries. These guarantees are entered into primarily to support or enhance the creditworthiness otherwise attributed to a subsidiary on a stand-alone basis, thereby facilitating the extension of sufficient credit to accomplish the subsidiaries' intended commercial purposes.

The guarantees issued by WPS Resources include intercompany guarantees between parents and their subsidiaries, which are eliminated in consolidation, and guarantees of the subsidiaries' own performance. As such, these guarantees are excluded from the recognition, measurement, and disclosure requirements of Financial Accounting Standards Board Interpretation No. 45, "Guarantors' Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others."

At December 31, 2003, and December 31, 2002, outstanding guarantees totaled $981.8 million and $652.2 million, respectively, as indicated in the table at the top of this page.

At December 31, 2003, WPS Resources had outstanding $39.7 million in corporate guarantees supporting indebtedness. Of that total, $39.5 million supports outstanding debt at two of WPS Power Development's subsidiaries. The underlying debt related to these guarantees is reflected on the consolidated balance sheet.

WPS Resources' Board of Directors has authorized management to issue corporate guarantees in the aggregate amount of up to $1.2 billion to support the business operations of WPS Energy Services. WPS Resources primarily issues the guarantees to counterparties in the wholesale electric and natural gas marketplace to provide counterparties the assurance that WPS Energy Services will perform on its obligations and permit WPS Energy Services to operate within these markets. The amount of guarantees actually issued by WPS Resources to support the business operations at WPS Energy Services at December 31, 2003, was $840.2 million and this is reflected in the table above. The amount actually supported is dependent on the amount of outstanding business WPS Energy Services has with the counterparties holding the guarantees at any point in time. WPS Resources reflects WPS Energy Services' obligations supported by these parental guarantees on its consolidated balance sheet either as accounts payable or liabilities from risk management activities.

At December 31, 2003, WPS Resources had issued $34.1 million in corporate guarantees to support the business operation of WPS Power Development, which are reflected in the above table. WPS Resources issues the guarantees for indemnification obligations related to business purchase agreements and counterparties in the wholesale electric marketplace to meet their credit requirements and permit WPS Power Development to operate within these markets. The amount supported is dependent on the amount of the outstanding obligation that WPS Power Development has with the parties holding the guarantees at any point in time. WPS Resources reflects WPS Power Development's obligations supported by these parental guarantees on its consolidated balance sheet as either accounts payable or other liabilities. In February 2004, WPS Resources' Board of Directors authorized management to issue corporate guarantees in the aggregate amount of up to $30.0 million to support business operations at WPS Power Development in addition to guarantees that have received specific authorizations.

Another $0.1 million of corporate guarantees support energy supply at Upper Peninsula Power and are not reflected on WPS Resources' consolidated balance sheet. In February 2004, WPS Resources' Board of Directors authorized management to issue corporate guarantees in the aggregate amount of up to $15 million to support the business operations of Upper Peninsula Power. Corporate guarantees issued in the future under the Board authorized limit may or may not be reflected on WPS Resources' consolidated balance sheet, depending on the nature of the guarantee.

At WPS Resources' request, financial institutions have issued $61.1 million in standby letters of credit for the benefit of third parties that have extended credit to certain subsidiaries. If a subsidiary does not pay amounts when due under a covered contract, the counterparty may present its claim for payment to the financial institution, which will request payment from WPS Resources. Any amounts owed by our subsidiaries are reflected in the consolidated balance sheet.

At December 31, 2003, WPS Resources furnished $1.1 million of surety bonds for various reasons including worker compensation coverage and obtaining various licenses, permits, and rights-of-way. Liabilities incurred as a result of activities covered by surety bonds are included in the consolidated balance sheet.

Other guarantee of $5.5 million listed on the above table was issued by Wisconsin Public Service to indemnify a third party for exposures related to the construction of utility assets. This amount is not reflected on the consolidated balance sheet.

WPS Resources has not identified any material variable interest entities created, or interests in variable entities obtained, after January 31, 2003, that require consolidation or disclosure under the Financial Accounting Standard Board's revised Interpretation No. 46 ("46R"), and we continue to assess the existence of any interests in variable interest entities, not classified as special purpose entities, created on or prior to January 31, 2003. The application of Interpretation No. 46R was required for interests in special-purpose entities for periods ending after December 15, 2003. WPSR Capital Trust I was deconsolidated from the Consolidated Financial Statements of WPS Resources at December 31, 2003, as required by the provisions of Interpretation No. 46R related to special purpose entities. As a result of the deconsolidation, WPS Resources recorded a $1.5 million investment in the Trust within other current assets and a $51.5 million note payable to preferred stock trust, respectively, within the Consolidated Balance Sheet. Refer to Note 15 of WPS Resources' Notes to the Consolidated Financial Statements for further information about the deconsolidation of WPSR Capital Trust I.

WPS Resources currently anticipates that we will disclose information about a variable interest entity upon implementation of Interpretation No. 46R in the first quarter of 2004. Through an affiliate of WPS Power Development, WPS Resources owns a partial interest in a synthetic fuel production facility located in Kentucky and receives tax credits pursuant to Section 29 of the Internal Revenue Code based on sales to unaffiliated third-party purchasers of synthetic fuel produced from coal. At December 31, 2003, WPS Resources had a 23% ownership interest in the synthetic fuel facility. Section 29 tax credits generated by the facility are currently scheduled to expire at the end of 2007. WPS Resources' maximum exposure to loss as a result of our involvement with this potential variable interest entity is limited to our investment in the entity, which is not significant at December 31, 2003. Currently, we do not believe that WPS Resources is the primary beneficiary of this entity and do not anticipate consolidation of the synthetic fuel facility upon adoption of Interpretation No. 46R in the first quarter of 2004.

Trading Activities

WPS Energy Services measures the fair value of contracts, including NYMEX exchange and over-the-counter contracts, natural gas options, natural gas and electric power physical fixed price contracts, basis contracts, and related financial instruments on a mark-to-market basis using risk management systems. The primary input for natural gas pricing is the settled forward price curve of the NYMEX exchange, which includes contracts and options. Basis pricing is derived from published indices and documented broker quotes. WPS Energy Services bases electric prices on published indices and documented broker quotes. The following table provides an assessment of the factors impacting the change in the net value of WPS Energy Services' assets and liabilities from risk management activities during the 12 months ended December 31, 2003.

WPS Energy Services, Inc. Mark-to-Market Roll Forward *(Millions)*	Natural Gas	Electric	Total
Fair value of contracts at January 1, 2003	$(7.1)	$11.0	$ 3.9
Less – contracts realized or settled during period	(15.0)	(2.1)	(17.1)
Plus – fair value of new contracts entered into during period	9.3	1.6	10.9
Other changes in fair value	16.4	–	16.4
Cumulative effect of rescission of Issue No. 98-10	9.7	(4.2)	5.5
Fair value of contracts at December 31, 2003	$13.3	$ 6.3	$19.6

The fair value of contracts at January 1, 2003, and December 31, 2003, reflect the values reported on the balance sheet for net mark-to-market current and long-term risk management assets and liabilities as of those dates. Contracts realized or settled during the period include the value of contracts in existence at January 1, 2003, that were no longer included in the net mark-to-market assets as of December 31, 2003, and the amortization of those derivatives designated as normal purchases and sales under Statement No. 133. Mark-to-market gains and losses related to contracts that were entered into subsequent to January 1, 2003, that are still included in WPS Energy Services' portfolio at December 31, 2003, are included in the fair value of new contracts entered into during the period. There were, in many cases, offsetting positions entered into and settled during the period resulting in gains or losses being realized during the current period. The realized gains or losses from these offsetting positions are not reflected in the table above. The "Other changes in fair value" line in the table primarily represents the reversal of the change in the fair value of gas storage contracts as of January 1, 2003. With the rescission of Issue No. 98-10, natural gas storage contracts are accounted for on an accrual basis and are no longer adjusted to fair value. The cumulative effect of rescission of Issue No. 98-10 is the reversal of the December 31, 2002, risk management assets and liabilities that no longer qualify for mark-to-market accounting with the rescission of Issue No. 98-10 as required by Issue No. 02-03.

WPS Energy Services, Inc. Derivative Contract Aging at Fair Value As of December 31, 2003 Source of Fair Value *(Millions)*	Maturity Less Than 1 Year	Maturity 1 to 3 Years	Maturity 4 to 5 Years	Maturity in Excess of 5 Years	Total Fair Value
Prices actively quoted	$ 6.0	$(0.1)	$ –	$ –	$ 5.9
Prices provided by external sources	4.3	5.5	–	–	9.8
Prices based on models and other valuation methods	1.2	2.7	–	–	3.9
Total fair value	$11.5	$ 8.1	$ –	$ –	$19.6

"Prices actively quoted" includes NYMEX contracts. "Prices provided by external sources" includes basis swaps and over-the-counter contracts. "Prices based on models and other valuation methods" includes some retail natural gas and electric contracts due to the volume optionality that exists in those contracts. We derive the pricing for all contracts in the table at the bottom of page 36 from active quotes or external sources. Pricing is the most significant variable in the mark-to-market calculations.

WPS Energy Services, as a result of WPS Power Development's acquisition of generating assets in New York, has acquired transmission congestion contracts, which are financial contracts, that hedge price risk between zones within the New York Independent System Operator. The contracts were marked to fair value using a combination of modeled forward prices and market quotes. The fair market value of the contracts at December 31, 2003, was $1.3 million.

Critical Accounting Policies

In May 2002, the Securities and Exchange Commission issued proposed rules regarding the identification and disclosure of accounting estimates a company makes in applying its accounting policies and the disclosure of initial adoption by a company of an accounting policy that has a material impact on its financial presentation. Under the first part of the proposal, a company would have to identify the accounting estimates reflected in its financial statements that required it to make assumptions about matters that were highly uncertain at the time of estimation. Disclosures about those estimates would then be required if different estimates that the company reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of the company's financial condition, changes in financial condition or results of operations.

The Securities and Exchange Commission accepted comments on the proposed rules through July 19, 2002, and has not made any final decisions since that time. In anticipation of at least parts of this proposed rule being made final, we have identified the following accounting policies to be critical to the understanding of our financial statements because their application requires significant judgment and reliance on estimations of matters that are inherently uncertain.

RISK MANAGEMENT ACTIVITIES

WPS Resources has entered into contracts that are accounted for as derivatives under the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. At December 31, 2003, those derivatives not designated as hedges are primarily commodity contracts to manage price risk associated with wholesale and retail natural gas purchase and sale activities and electric energy contracts. Management's expectations and intentions are key factors in determining the appropriate accounting for a derivative transaction, and as a result, such expectations and intentions are documented. Cash flow hedge accounting treatment may be used when WPS Resources contracts to buy or sell a commodity at a fixed price for future delivery corresponding with anticipated physical sales or purchases. Fair value hedge accounting may be used when WPS Resources holds firm commitments and enters into transactions that hedge the risk that the price of a commodity may change between the contract's inception and the physical delivery date of the commodity. To the extent that the fair value of a hedge instrument is fully effective in offsetting the transaction being hedged, there is no impact on income available for common shareholders prior to settlement of the hedge. In addition, WPS Resources may apply the normal purchases and normal sales exemption, provided by Statement No. 133, as amended, to certain contracts. The normal purchases and sales exception provides that no recognition of the contract's fair value in the consolidated financial statements is required until the settlement of the contract.

Derivatives contracts that are determined to fall within the scope of Statement No. 133, as amended, are recorded at fair value on the Consolidated Balance Sheet of WPS Resources. Changes in fair value, except those related to derivative instruments designated as cash flow hedges, are generally included in the determination of income available for common shareholders at each financial reporting date until the contracts are ultimately settled. When available, quoted market prices are used to record a contract's fair value. If no active trading market exists for a commodity or for a contract's duration, fair value is estimated through the use of internally developed valuation techniques or models. Such estimates require significant judgment as to assumptions and valuation methodologies deemed appropriate by WPS Resources' management. As a component of the fair value determination, WPS Resources maintains reserves to account for the estimated costs of servicing and holding certain of its contracts based upon administrative costs, credit/counterparty risk, and servicing margin with both fixed and variable components. The effect of changing both the administrative costs and credit/counterparty risk assumptions is as follows:

Change in Assumption *(Millions)*	Effect to Operating Reserve at December 31, 2003
100% increase	$ 1.6
50% decrease	$(0.8)

These potential changes to the operating reserve would be shown as part of the Nonregulated cost of fuel, gas and purchased power on the Consolidated Statements of Income and Assets/Liabilities from risk management activities on the Consolidated Balance Sheets.

ASSET IMPAIRMENT

WPS Resources annually reviews its assets for impairment. Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets," and Statement No. 142, "Goodwill and Other Intangible Assets," are the basis for these analyses.

The review for impairment of tangible assets is more critical to WPS Power Development than to our other segments because of its significant investment in property, plant, and equipment and lack of access to regulatory relief that is available to our regulated segments. We believe that the accounting estimate related to asset impairment of power plants is a "critical accounting estimate" because: (1) the estimate is susceptible to change from period to period because it requires company management to make assumptions about future market sales pricing, production costs, and generation volumes and (2) the impact that recognizing an impairment would have on the assets reported on our balance sheet and the net loss on our income statement could be material. Management's assumptions about future market sales prices and generation volumes require significant judgment because actual market sales prices and generation volumes have fluctuated in the past as a result of changing fuel costs, environmental changes, and required plant maintenance and are expected to continue to do so in the future.

The primary estimates used at WPS Power Development in this process are future revenue streams and operating costs. A combination of input from both internal and external sources is used to project revenue streams. WPS Power Development's operations group projects future operating costs with input from external sources for fuel costs and forward energy prices. These estimates are modeled over the projected remaining life of the power plants using the methodology defined in Statement No. 144. WPS Power Development evaluates property, plant, and equipment for impairment whenever indicators of impairment exist. Statement 144 requires that if the sum of the undiscounted expected future cash flows from a company's asset is less than the carrying value of the asset, an asset impairment must be recognized in the financial statements. The amount of impairment recognized is calculated by reducing the carrying value of the asset to its fair value.

Throughout 2003, WPS Power Development tested power plants for recoverability whenever events or changes in circumstances indicated that their carrying amount may not be recoverable. No impairment charges were recorded in 2003 as a result of these recoverability tests.

The merger of Wisconsin Fuel and Light into Wisconsin Public Service in 2001 resulted in Wisconsin Public Service recording goodwill related to its gas utility segment. The goodwill is tested for impairment yearly based on the guidance of Statement No. 142. The test for impairment includes assumptions about future profitability of the gas utility segment and the correlation between our gas utility segment and published projections for other similar gas utility segments. A significant change in the gas utility market and/or our projections of future profitability could result in a loss being recorded on the income statement related to a decrease in the goodwill asset, as a result of the impairment test.

RECEIVABLES AND RESERVES

Our regulated gas and electric utilities and WPS Energy Services accrue estimated amounts of revenue for services rendered but not yet billed. Estimated unbilled sales are calculated using actual generation and throughput volumes, recorded sales, and weather factors. The estimated unbilled sales are assigned different rates based on historical customer class allocations. Any difference between actual sales and the estimates or weather factors would cause a change in the estimated revenue.

WPS Resources reserves for potential uncollectible customer accounts as an expense on the income statement and an uncollectible reserve on the balance sheet. Wisconsin Public Service records a regulatory asset to offset its uncollectible reserve. Due to the nature of the nonregulated energy marketing business having higher credit risk, the reserve is more critical to WPS Energy Services than to our other segments. At WPS Energy Services, the reserve is based on historical uncollectible experience and specific customer identification where practical. If the assumption that historical uncollectible experience matches current customer default is incorrect, or if a specific customer with a large account receivable that has not previously been identified as a risk defaults, there could be significant changes to the expense and uncollectible reserve balance.

PENSION AND POSTRETIREMENT BENEFITS

The costs of providing non-contributory defined pension benefits and other postretirement benefits described in Note 19 to the Consolidated Financial Statements, are dependent upon numerous factors resulting from actual plan experience and assumptions of future experience.

Pension costs, for example, are impacted by actual employee demographics (including age, compensation levels, and employment periods), the level of contributions we make to the plan, and earnings on plan assets. Changes made to the plan provisions may also impact current and future pension costs. Pension costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the discount rates used in determining the projected benefit obligation and pension costs.

Other postretirement benefit costs, for example, are impacted by actual employee demographics (including age and compensation levels), the level of contributions we make to the plans, earnings on plan assets, and health care cost trends. Changes made to the plan provisions may also impact current and future other postretirement benefit costs. Other postretirement benefit costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets, health care cost trend rates, and the discount rates used in determining the postretirement benefit obligation and postretirement costs.

WPS Resources' pension plan assets and other postretirement benefit plan assets are primarily made up of equity and fixed income investments. Fluctuations in actual equity market returns as well as changes in general interest rates may result in increased or decreased pension costs in future periods. Likewise, changes in assumptions regarding current discount rates and expected rates of return on plan assets could also increase or decrease recorded pension costs. Changes in assumptions regarding current discount rates, health care cost trend rates, and expected rates of return on plan assets could also increase or decrease recorded other postretirement benefit costs. Management believes that such changes in costs would be recovered at our regulated segments through the ratemaking process.

The following chart reflects the sensitivities associated with a change in certain actuarial assumptions by the indicated percentage. The chart below reflects an increase or decrease in the percentage for each assumption, and how each change would impact the projected benefit obligation, our net amount recognized on the balance sheet, and our reported annual pension cost on the income statement as they relate to our two large qualified pension plans. Each sensitivity below reflects an evaluation of the change based on a change in that assumption only.

Actuarial Assumption *(Millions, except percentages)*	Percent Change in Assumption	Impact on Projected Benefit Obligation	Impact on Net Amount Recognized	Impact on Pension Cost
Discount rate	(0.5)	$34.0	$(0.6)	$ 0.6
Discount rate	0.5	(37.6)	0.7	(0.7)
Rate of return on plan assets	(0.5)	N/A	(2.7)	2.7
Rate of return on plan assets	0.5	N/A	2.7	(2.7)

Actuarial Assumption *(Millions, except percentages)*	Percent Change in Assumption	Impact on Postretirement Benefit Obligation	Impact on Postretirement Benefit Liability	Impact on Postretirement Benefit Cost
Discount rate	(0.5)	$21.6	$2.5	$2.5
Discount rate	0.5	(20.0)	(1.8)	(1.8)
Health care cost trend rate	(1.0)	(37.4)	(5.6)	(5.6)
Health care cost trend rate	1.0	48.6	6.3	6.3
Rate of return on plan assets	(0.5)	N/A	0.6	0.6
Rate of return on plan assets	0.5	N/A	(0.6)	(0.6)

The chart above reflects the sensitivities associated with a change in certain actuarial assumptions by the indicated percentage. The chart reflects an increase or decrease in the percentage for each assumption and how each change would impact the projected other postretirement benefit obligation, our reported other postretirement benefit liability on the balance sheet, and our reported annual other postretirement benefit cost on the income statement. Each sensitivity above reflects an evaluation of the change based on a change in that assumption only.

In selecting an assumed discount rate, we consider long-term Corporate Aa rated bond yield rates. In selecting an assumed rate of return on plan assets, we consider the historical returns and the future expectations for returns for each asset class, as well as the target allocation of the benefit trust portfolios.

The fair value of pension plan assets increased $92.7 million in 2003, decreased $47.8 million in 2002, and decreased $13.7 million in 2001. As further described in Note 19 to the Consolidated Financial Statements, as a result of the declining interest rate environment, we were required to recognize an additional minimum liability as prescribed by Statement No. 87. The liability was recorded as an intangible asset, a regulatory asset, and a reduction to common equity through a charge to Other comprehensive income. The charge to Other comprehensive income could be restored through common equity in future periods to the extent fair value of trust assets exceed the accumulated benefit obligation. Also, pension cost and cash funding requirements could increase in future years without continued improved asset returns.

The fair value of other postretirement benefit plan assets increased $23.7 million in 2003, decreased $14.8 million in 2002, and decreased $4.4 million in 2001. In selecting assumed health care cost trend rates, we consider past performance and forecasts of health care costs. WPS Resources adjusted its health care cost trend rates upwards each of the last two years in an attempt to keep our health care cost trend rates in line with the rapidly increasing health care costs the country and WPS Resources have faced. Also, other postretirement benefit cost and cash funding could increase in future years without continued improved asset returns.

REGULATORY ACCOUNTING

The electric and gas utility segments of WPS Resources follow Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," and our financial statements reflect the effects of the different ratemaking principles followed by the various jurisdictions regulating these segments. We defer certain items that would otherwise be immediately recognized as expenses and revenues because our regulators have authorized deferral as regulatory assets and regulatory liabilities for future recovery or refund to customers. Future recovery of regulatory assets is not assured, but are generally subject to review by regulators in rate proceedings for matters such as prudence and reasonableness. Management regularly assesses whether these regulatory assets and liabilities are probable of future recovery or refund by considering factors such as regulatory environment changes and the status of any pending or potential deregulation legislation. Once approved, we reduce regulatory assets and liabilities by recognition in income over the rate recovery period. If not approved, these regulatory assets or liabilities would be recognized in income in the then current period.

If our electric and gas utility segments no longer meet the criteria for applying Statement No. 71, we would discontinue its application as defined under Statement No. 101, "Regulated Enterprises – Accounting for the Discontinuation of Application of FASB Statement No. 71." Assets and liabilities recognized solely due to the actions of rate regulation may no longer be recognized on the balance sheet and would be classified as an extraordinary item in income for the period in which the discontinuation occurs. A write-off of all WPS Resources' regulatory assets and regulatory liabilities at December 31, 2003, would result in a 3.0% decrease in total assets, a 9.4% decrease in total liabilities, and a 122.5% increase in Income before taxes.

TAX PROVISION

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet.

We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our deferred tax assets. To the extent we establish a valuation allowance or increase or decrease this allowance in a period, we must include an expense or benefit within the tax provisions in the statements of operations.

Related Party Transactions

WPS Resources has investments in related parties that are accounted for under the equity method of accounting. These include the investment at WPS Investment, LLC, (a consolidated subsidiary of WPS Resources), in American Transmission Company, LLC, and Guardian Pipeline, LLC,

Wisconsin Public Service's investment in Wisconsin River Power Company, and WPS Resources' investment in WPSR Capital Trust I, and WPS Nuclear Corporation's (a consolidated subsidiary of WPS Resources) investment in Nuclear Management Company, LLC.

American Transmission Company, LLC is a for-profit, transmission-only company that owns, plans, maintains, monitors, and operates electric transmission assets in portions of Wisconsin, Michigan, and Illinois. At December 31, 2003, WPS Investment's ownership in American Transmission Company was 19.8%. Wisconsin Public Service and Upper Peninsula Power recorded related party transactions for services provided to and network transmission services received from American Transmission Company during 2003, 2002, and 2001. Charges to American Transmission Company for services provided by Wisconsin Public Service were $14.4 million, $12.9 million, and $11.3 million in 2003, 2002, and 2001, respectively. Upper Peninsula Power charged $7.6 million, $5.8 million, and $2.7 million for 2003, 2002, and 2001, respectively, for services provided. Network transmission costs paid to American Transmission Company by Wisconsin Public Service were $33.6 million, $31.0 million, and $25.2 million in 2003, 2002, and 2001, respectively. Upper Peninsula Power recorded network transmission costs of $4.4 million, $5.0 million, and $3.3 million in 2003, 2002, and 2001, respectively.

Guardian Pipeline, LLC owns a natural gas pipeline, which began operating in 2002, that stretches about 140 miles from near Joliet, Illinois, into southern Wisconsin. WPS Investments, LLC purchased its 33% interest in Guardian Pipeline, LLC on May 30, 2003.

Wisconsin River Power Company, of which Wisconsin Public Service owns 50% of the voting stock, operates an oil-fired combustion turbine and two hydroelectric plants on the Wisconsin River. The energy output from the hydroelectric plants is sold in equal parts to the three companies that previously owned equal portions of all the outstanding stock of Wisconsin River Power (Wisconsin Public Service, Wisconsin Power and Light, and Consolidated Water Power). The electric power from the combustion turbine is sold in equal parts to Wisconsin Public Service and Wisconsin Power and Light. Wisconsin Public Service recorded related party transactions for service provided to and purchases from Wisconsin River Power during 2003, 2002, and 2001. Revenues from service provided to Wisconsin River Power were $1.4 million, $1.5 million, and $0.9 million for 2003, 2002, and 2001, respectively. Purchases from Wisconsin River Power by Wisconsin Public Service were $2.0 million, $2.1 million, and $1.7 million for 2003, 2002, and 2001, respectively.

WPSR Capital Trust I was deconsolidated from the Consolidated Financial Statements of WPS Resources at December 31, 2003, as required by the provisions of Financial Accounting Standards Board's revised Interpretation No. 46 ("46R") related to special purpose entities. Refer to Note 15 of WPS Resources' Notes to the Consolidated Financial Statements for further information on the deconsolidation of WPSR Capital Trust I. As a result of the deconsolidation, WPS Resources recorded a $1.5 million investment in the Trust within other current assets and a $51.5 million note payable to preferred stock trust, a related party, within the Consolidated Balance Sheet at December 31, 2003. Prior periods have not been restated per the transition provisions of Interpretation No. 46R. The Trust remains consolidated within the December 31, 2002, Consolidated Balance Sheet and the interest payments on the debentures are reflected within interest expense and distributions on trust preferred securities on the Consolidated Statements of Income for all years presented.

On January 8, 2004, we redeemed all of the subordinated debentures that were initially issued to the Trust for $51.5 million and paid accrued interest of $0.1 million. This action required the Trust to redeem an equal amount of trust securities at face value plus any accrued interest and unpaid distributions. As a result of these transactions, the Trust has been dissolved effective January 8, 2004.

Nuclear Management Company is owned by affiliates of five utilities in the upper Midwest and operates the six nuclear power plants of these utilities. At December 31, 2003, WPS Nuclear Corporation's ownership in Nuclear Management Company was 20%. Wisconsin Public Service recorded related party transactions for services provided by Nuclear Management Company for the management and operation of the Kewaunee nuclear plant. Management service fees paid to Nuclear Management Company by Wisconsin Public Service were $25.2 million, $24.6 million, and $16.4 million in 2003, 2002, and 2001, respectively. Management service fees paid to Nuclear Management Company in 2003 and 2002 reflect a 17.8% increase in Wisconsin Public Service's ownership of the Kewaunee plant after acquiring Madison Gas and Electric Company's ownership in the Kewaunee plant on September 24, 2001.



Wisconsin Public Service's and Upper Peninsula Power's Line Electricians have the skills to come through for our customers in any kind of weather, at any time of day or night, and in any type of terrain. Response time and reliability are of prime importance for ensuring customer satisfaction.

Trends

ENVIRONMENTAL

WPS Resources and its subsidiaries are subject to federal, state, and local regulations regarding environmental impacts of their operations on air and water quality and solid waste. The application of federal and state restrictions to protect the environment can involve review, certification, or issuance of permits by various federal and state authorities, including the United States Environmental Protection Agency and the various states' environmental agencies, including the Wisconsin Department of Natural Resources. These restrictions may limit, prevent, or substantially increase the cost of the operation of generation facilities and may require substantial investments in new equipment at existing installations. Such restrictions may require substantial additional investments for new projects and may delay or prevent completion of projects. We cannot forecast the effects of such regulation on our generation, transmission, and other facilities or operations.

WPS Power Development is subject to regulation by the United States Environmental Protection Agency and environmental regulation in Maine, New York, Pennsylvania, and Wisconsin with respect to thermal and other discharges from its power plants. New legislation could negatively impact future cash flows and impact WPS Power Development's ability to compete with regulated utilities, which are allowed recovery of these costs.

WPS Energy Services is not directly subject to significant environmental regulations at this time.

Wisconsin Public Service continues to investigate the environmental cleanup of ten manufactured gas plant sites, two of which were previously owned by Wisconsin Fuel and Light. As of the fall of 2003, cleanup of the land portion at five sites was substantially complete. Groundwater treatment and monitoring at these sites will continue into the future. River sediment remains to be addressed at six sites with sediment contamination. Wisconsin Public Service estimates remaining future undiscounted investigation and cleanup costs for all remaining site work to be $36.2 million to $40.6 million and recorded a $36.2 million liability for gas plant cleanup with an offsetting regulatory asset at December 31, 2003. Wisconsin Public Service expects to recover cleanup costs net of insurance recoveries in future customer rates.

The United States Environmental Protection Agency has designated southeastern Wisconsin as an ozone non-attainment area. Under the Clean Air Act, the state of Wisconsin developed a nitrogen oxide reduction plan for Wisconsin's ozone non-attainment area. The nitrogen oxide reductions began in 2003 and will gradually increase through 2007. Wisconsin Public Service owns 31.8% of Edgewater Unit 4, which is located in the ozone non-attainment area. A compliance plan for this unit was initiated in 2000. Wisconsin Public Service's share of the costs of this project is expected to be approximately $5 million. The project is nearly complete. Wisconsin Public Service has incurred approximately $4.9 million on this project as of December 31, 2003.

The state of Wisconsin is also seeking voluntary reductions from utility units outside the ozone non-attainment area, which may lead to additional expenditures for nitrogen oxide reductions at other units. Wisconsin Public Service is participating in voluntary efforts to reduce nitrogen oxide levels at the Columbia Energy Center. Wisconsin Public Service owns 31.8% of the Columbia facility. The Public Service Commission of Wisconsin has approved recovery of the costs associated with voluntary nitrogen oxide reductions.

Air quality modeling by the Wisconsin Department of Natural Resources revealed that Weston Units 1 and 2 contribute to a modeled exceedance of the sulfur dioxide ambient air quality standard. Wisconsin Public Service expects that compliance with a future limit can be achieved by managing the coal supply quality. Wisconsin Public Service is cooperating with the Wisconsin Department of Natural Resources to develop an approach to resolve this issue.

In November 1999, the United States Environmental Protection Agency announced the commencement of a Clean Air Act enforcement initiative targeting the utility industry. This initiative resulted in the issuance of several notices of violation/findings of violation and the filing of lawsuits against other unaffiliated utilities. In these enforcement proceedings, the United States Environmental Protection Agency claims that the utilities made modifications to the coal-fired boilers and related equipment at the utilities' electric generating stations without first obtaining appropriate permits under the United States Environmental Protection Agency's pre-construction permit program and without installing appropriate air pollution control equipment. In addition, the United States Environmental Protection Agency is claiming, in certain situations, that there were violations of the Clean Air Act's "new source performance standards." In the matters where actions have been commenced, the federal government is seeking penalties and the installation of pollution control equipment.

If the federal government decided to bring a claim against Wisconsin Public Service and if it were determined by a court that historic projects at the Pulliam and Weston electric generating stations required either a state or federal Clean Air Act permit, Wisconsin Public Service may, under the applicable statutes, be required to:

- shut down any unit found to be operating in non-compliance,
- install additional pollution control equipment,
- pay a fine, and/or
- pay a fine and conduct a supplemental environmental project in order to resolve any such claim.

The Wisconsin Department of Natural Resources initiated a rulemaking effort to control mercury emissions. Coal-fired generation plants are the primary targets of this effort. The proposed rule was open to comment in October 2001. As proposed, the rule requires phased-in mercury emission reductions reaching 90% reduction in 15 years. Wisconsin Public Service estimates that it could cost approximately $163 million to achieve the proposed 90% reductions. Presently, the proposed rule is on hold, and it is uncertain if the state will proceed to finalize the regulations.

In December 2003, the United States Environmental Protection Agency proposed mercury "maximum achievable control technology" standards and an alternative mercury "cap and trade" program substantially modeled on the Clear Skies legislation initiative. In addition, the United States Environmental Protection Agency proposed the Interstate Air Quality rule, which would reduce sulfur dioxide and nitrogen oxide emissions from utility boilers located in 29 states, including Wisconsin. Wisconsin Public Service is in the process of studying the proposed rules. As to the mercury "maximum achievable control technology" proposal, it requires existing units burning sub-bituminous coal to achieve an annual average mercury emission rate limit of 5.8 pounds per trillion Btu on a unit-by-unit or plant-wide basis. New units must achieve an emission rate limit of 0.020 pounds per gigawatt-hour. If the proposed rule is promulgated, Wisconsin Public Service's current analysis indicates that the emission control equipment on the existing units may be sufficient to achieve the proposed limitation. New units will require additional mercury control techniques to reduce mercury emissions by 65% to 85%. Mercury control technology is still in development. Wisconsin Public Service is assessing potential mercury control technologies for application to future new coal-fired units.

The Interstate Air Quality rule proposal allows the affected states (including Wisconsin) to either require utilities located in the state to participate in an interstate cap and trade program or meet the state's emission budget for nitrogen oxide and sulfur dioxide through measures to be determined by the state. Wisconsin has not stated a preference as to which option it would select in the event the rule becomes final. While the effect of the rule on Wisconsin Public Service's facilities is uncertain for planning purposes, it is assumed that additional nitrogen oxides and sulfur dioxide controls will be needed on existing units or the existing units will need to be converted to natural gas by 2010. The installation of any controls and/or any conversion to natural gas will need to be scheduled as part of Wisconsin Public Service's long-term maintenance plan for its existing units. As such, controls or conversions may need to take place before the proposed 2010 compliance date. On a preliminary basis and assuming controls or conversion is required, Wisconsin Public Service estimates a cost of $288 million in order to meet a 2010 compliance date. This estimate is based on costs of current control technology.

The generation assets of WPS Power Development are subject to regulations on sulfur dioxide and nitrogen oxide emissions similar to those that apply to Wisconsin Public Service. In addition, the Sunbury generation facilities of WPS Power Development are located in an ozone transport region. As a result, these generation facilities are subject to additional restrictions on emissions of nitrogen oxide. Although WPS Power Development has some emission allowances for 2004 for the Sunbury facility, it may need to purchase approximately 10,000 to 15,000 additional allowances at market rates, to meet its 2004 requirements.

ENERGY AND CAPACITY PRICES

Prices for electric energy and capacity have been extremely volatile over the past three years. WPS Resources' nonregulated entities are impacted by this volatility, which has been driven by the exit of many of the largest speculative traders, the slow down in the economy, and significant overbuilding of generation capacity.

Although electric energy prices are currently high due to increased natural gas prices, we expect that electric capacity prices will continue to be depressed for several years. Pressure on capacity prices will continue until existing reserve margins are depleted either by load growth or capacity retirements. WPS Power Development has been negatively impacted by the depressed capacity prices and volatile energy prices discussed above, and as a result we have taken certain steps to reduce our exposure to the merchant marketplace.

On October 23, 2003, a definitive agreement was signed to sell WPS Power Development's Sunbury generating facility to a subsidiary of Duquesne Light Holdings. The pending sale will allow us to reduce uncontracted merchant exposure and redeploy capital into markets with different risk profiles. In addition, in January 2004, WPS Power Development entered into an agreement to lease most of its generation relating to continuing operations to WPS Energy Services. WPS Energy Services will utilize various financial tools, including forwards and options, to limit exposure and extract additional value from volatile commodity prices.

SYNTHETIC FUEL OPERATION

We have significantly reduced our consolidated federal income tax liability for the past four years through tax credits available to us under Section 29 of the Internal Revenue Code for the production and sale of solid synthetic fuel from coal. In order to maximize the value of our synthetic fuel production facility, we have reduced our interest in the facility from 67% to 23% through sales to third parties (see Note 6 – Acquisitions and Sales of Assets). Our ability to fully utilize the Section 29 tax credits that remain available to us in connection with our remaining interest in the facility will depend on whether the amount of our federal income tax liability is sufficient to permit the use of such credits. The Internal Revenue Service strictly enforces compliance with all of the technical requirements of Section 29. Section 29 tax credits are currently scheduled to expire at the end of 2007.

On June 27, 2003, the Internal Revenue Service announced that it had reason to question the scientific validity of certain test procedures and results that have been presented by certain taxpayers to qualify for Section 29 credits. The Internal Revenue Service also announced that it was reviewing information regarding these test procedures and practices. However, on October 29, 2003, the Internal Revenue Service announced that it had closed its investigation and concluded that such tests and procedures were scientifically valid if properly applied and indicated it would issue additional guidance on future sampling and testing. WPS Resources believes that its synthetic fuel facility does and will comply with such guidelines.

As a result of the June 2003 Internal Revenue Service announcement, on August 1, 2003, WPS Resources received notice from the Internal Revenue Service that the WPS Resources' affiliate through which it holds an ownership interest in a synthetic fuel facility was under review for the 2001 tax period and that, depending upon the review of the affiliate's 2001 tax return, the Internal Revenue Service might reexamine the affiliate's 2000 tax return. However, following the October announcement that the Internal Revenue Service was closing its investigation, WPS Resources received preliminary notice in January 2004 that both audits related to this issue have closed without adjustment. Future years remain open to audit. We continue to believe that the facility has been operated in compliance with the requirements of Section 29.

The Permanent Subcommittee on Investigations of the Senate Committee on Governmental Affairs has been conducting an investigation of the synthetic fuel industry and their use of Section 29 tax credits. Pursuant to its invitation, on January 30, 2004, we answered questions of the Committee regarding our synthetic fuel facility. It is not known when the investigation will be completed and what impact, if any, such investigation may have on future legislation or the enforcement policy of the Internal Revenue Service.

We have recorded approximately $81.3 million of Section 29 tax credits as reductions of income tax expense from the project's inception in June 1998 through December 31, 2003. As a result of alternative minimum tax rules, about $52.3 million of this tax benefit has been carried forward as a deferred tax asset as of December 31, 2003. Future payments under one of the agreements covering the sale of a portion of our interest in the facility are contingent on the facility's continued production of synthetic fuel. Any disallowance of some or all of those tax credits would materially affect the related deferred tax account, as well as future tax obligations. Additionally, such disallowances may also result in a reduction of the level of synthetic fuel production at the facility, thus reducing the likelihood and amount of future payments under that agreement. Future tax legislation and Internal Revenue Service review may also affect the value of the credits and the value of our share of the facility.

INDUSTRY RESTRUCTURING

To the extent competitive pressures increase and the pricing and sale of electricity assumes more of the characteristics of a commodity business, the economics of our business may come under increasing pressure. In addition, regulatory changes may increase access to electric transmission grids by utility and nonutility purchasers and sellers of electricity, thus potentially resulting in a significant number of additional competitors in wholesale power generation.

Deregulation of the electric and natural gas utilities has begun in Wisconsin, particularly for natural gas service. Currently, the largest natural gas customers can purchase natural gas from suppliers other than their local utility. Efforts are underway to make it easier for smaller natural gas customers to do the same. In addition, the Public Service Commission of Wisconsin has been studying how to deregulate the state's electric supply. We believe electric deregulation inside Wisconsin is at least several years off as the state is focused on improving reliability by building more generation and transmission facilities and creating fair market rules. As electric choice occurs, we believe we will lose some generation load, which could negatively impact future cash flows, but will retain the delivery revenues and margin. Also, the capacity that is freed up should be competitive in our marketplace. Deregulation of electricity is present in Michigan; however, no customers have chosen an alternative electric supplier and no alternative electric suppliers have offered to serve any customers in Michigan's Upper Peninsula due to the lack of transmission capacity in the areas we serve, which is a barrier to competitive suppliers entering the market.

In February 2004 the Michigan Public Service Commission issued an interim order providing electric rate relief to Detroit Edison in a manner that could negatively impact the competitive electric supply market in the area served by this utility. As a result of the interim order, customers of competitive electric suppliers will experience a decrease in cost savings compared to the bundled utility rate, potentially making electric choice less attractive to energy consumers. WPS Energy Services serves customers in the impacted area and therefore the interim order could negatively impact future electric revenues and margins at this business. We will work to obtain modifications to the interim order as the final rate order is not expected until September 2004.

NEW ACCOUNTING PRONOUNCEMENTS

IMPACT OF ISSUE 02-03 ON WPS ENERGY SERVICES' REVENUES

As required, on January 1, 2003, WPS Energy Services adopted Issue No. 02-03. Upon adoption, Issue 02-03 required revenues related to derivative instruments classified as trading to be reported net of related cost of sales for all periods presented. Prior to January 1, 2003, WPS Energy Services classified all its activities as trading in accordance with the accounting standards in effect at that time. Consistent with the new accounting standards under Issue 02-03, effective January 1, 2003, WPS Energy Services classifies as trading activities only those transactions that at inception are intended to be settled in the near term with the objective of generating profits on short-term differences in prices. As a result of the change in the definition of trading, a larger portion of WPS Energy Services' business activities were classified as trading in 2002 than in 2003. Therefore, previously reported revenues for 2002 and 2001 have been reclassified to be shown net of cost of fuel, natural gas, and purchased power, while most 2003 revenues continue to be reported on a gross basis. The retroactive reclassification to net revenues and cost of sales for 2002 and 2001 trading activities resulted in a $1,127.4 million and $1,243.7 million decrease to WPS Resources' previously reported consolidated nonregulated revenues, respectively, and a corresponding $1,127.4 million and $1,243.7 million decrease to previously reported consolidated nonregulated cost of fuel, natural gas, and purchased power for the years ended December 31, 2002 and 2001, respectively. Neither margins, income, nor cash flows for 2002 were impacted by the reclassification of revenue upon adoption of Issue 02-03.



Leah Charbarneau, Collections Service Specialist in Rhinelander, Wisconsin, coordinates credit activities for a number of northern districts of Wisconsin Public Service.



In Waupaca, Wisconsin, Joel Anderson (on the truck), Lead Line Electrician for Wisconsin Public Service, and Todd Maas, Line Electrician, replace a hollow pole with a new, safer pole.

ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2003, WPS Resources adopted Statement No. 143. Under the new accounting standard, WPS Resources recognizes, at fair value, legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, or development and/or normal operation of the asset. The associated retirement costs are capitalized as part of the related long-lived asset and depreciated over their useful life. Legal retirement obligations identified for the regulated segments of WPS Resources relate primarily to the final decommissioning of the Kewaunee nuclear power plant. The nonregulated segments identified a legal retirement obligation related to the closure of an ash basin located at the Sunbury generation plant. The adoption of Statement No. 143 had no impact on the earnings or cash flows of the regulated segment as the effects were offset by the establishment of regulatory assets and liabilities pursuant to Statement No. 71, "Accounting for the Effects of Certain Types of Regulation," and reduced earnings of the nonregulated segment by $0.3 million, recorded as a cumulative effect of change in accounting principle. Upon implementation of Statement No. 143 in the first quarter of 2003, we recorded a net asset retirement cost of $90.8 million (decreased to $78.5 million at December 31, 2003, due to depreciation being recorded) and an asset retirement obligation of $324.8 million upon adoption of Statement No. 143 (increased to $344.0 million at December 31, 2003, as a result of accretion being recorded). The difference between previously recorded liabilities of $290.5 million and the cumulative effect of adopting Statement No. 143 was deferred to a regulatory liability pursuant to Statement No. 71.

COSTS OF REMOVAL

The utility segments of WPS Resources recognize removal costs for utility assets. Historically, these removal costs were reflected as a component of depreciation expense and accumulated depreciation in accordance with regulatory treatment. The staff of the Securities and Exchange Commission recently expressed their views on the balance sheet classification of these costs of removal and required that the amounts be reclassified from accumulated depreciation to a liability. As a result, WPS Resources reclassified $463.3 million of removal costs from accumulated depreciation to nuclear decommissioning and other costs of removal at December 31, 2002. WPS Resources identified legal retirement obligations associated with the removal of certain utility assets upon implementation of Statement No. 143 in January 2003. Upon the adoption of Statement No. 143 on January 1, 2003, costs of removal with associated legal obligations of $290.5 million were removed from nuclear decommissioning and other costs of removal as these costs are now accounted for as asset retirement obligations. Costs of removal that were not identified as having an associated legal retirement obligation were reclassified from nuclear decommissioning and other costs of removal to a regulatory liability at December 31, 2003. Income available for common shareholders and cash flows were not impacted by this accounting change.

VARIABLE INTEREST ENTITIES

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51," in order to improve financial reporting by companies involved with variable interest entities. Interpretation No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. On December 24, 2003, the Financial Accounting Standards Board issued a revision to Interpretation No. 46 ("46R") in order to clarify some of the provisions of Interpretation No. 46 and to exempt certain entities from its requirements. The effective implementation date of Interpretation No. 46 was also modified by Interpretation No. 46R. The application of Interpretation No. 46R was required for financial statements of public entities that have interests in special-purpose entities for periods ending after December 15, 2003. WPS Resources identified WPSR Capital Trust I as a special purpose entity that is within the scope of Interpretation No. 46R. See Note 15 – Company-Obligated Mandatorily Redeemable Trust Preferred Securities of Preferred Stock Trust, for further discussion of the impacts of implementing this portion of Interpretation No. 46R on the financial statement of WPS Resources. For all other types of variable interest entities, the application of Interpretation No. 46R will be required in the first quarter of 2004. We do not anticipate a significant impact to the financial statements of WPS Resources in the first quarter of 2004 as a result of adopting the remaining provisions of Interpretation No. 46R.

MEDICARE PRESCRIPTION DRUG, IMPROVEMENT AND MODERNIZATION ACT OF 2003

In January 2004, the Financial Accounting Standards Board issued Staff Position (FSP) 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." FSP 106-1 permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which was signed into law on December 8, 2003. Regardless of whether a sponsor elects that deferral, the FSP required certain disclosures pending further consideration of the underlying accounting issues. In accordance with FSP 106-1, we have elected to defer accounting for the effects of this legislation until authoritative guidance on the accounting for the legislation is issued. Refer to Note 19 – Employee Benefit Plans for further information.

Impact of Inflation

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and report operating results in terms of historic cost. The statements provide a reasonable, objective, and quantifiable statement of financial results; but they do not evaluate the impact of inflation. Under rate treatment prescribed by utility regulatory commissions, Wisconsin Public Service's and Upper Peninsula Power's projected operating costs are recoverable in revenues. Because rate forecasting assumes inflation, most of the inflationary effects on normal operating costs are recoverable in rates. However, in these forecasts, Wisconsin Public Service and Upper Peninsula Power are only allowed to recover the historic cost of plant via depreciation.

Quantitative and Qualitative Disclosures About Market Risk

MARKET RISKS

WPS Resources has potential market risk exposures related to commodity price risk, interest rate risk, equity return, and principal preservation risk. The current exposure to foreign currency exchange rate risk is not significant. WPS Resources has risk management policies in place to monitor and assist in controlling these market risks and may use derivative and other instruments to manage some of these exposures.

INTEREST RATE RISK

WPS Resources and Wisconsin Public Service are exposed to interest rate risk resulting from their variable rate long-term debt and short-term commercial paper borrowing. Exposure to interest rate risk is managed by limiting the amount of variable rate obligations and continually monitoring the effects of market changes in interest rates. WPS Resources and Wisconsin Public Service enter into long-term fixed rate debt when it is advantageous to do so. WPS Resources and Wisconsin Public Service may also enter into derivative financial instruments, such as swaps, to mitigate interest rate exposure. At December 31, 2003, and 2002, WPS Resources utilized one interest rate swap to fix the interest rate on a variable rate loan at one of its nonregulated subsidiaries.

Based on the variable rate debt of WPS Resources and Wisconsin Public Service outstanding at December 31, 2003, a hypothetical increase in market interest rates of 100 basis points in 2004 would increase annual interest expense by approximately $0.7 million and $0.1 million, respectively. Comparatively, based on the variable rate debt outstanding at December 31, 2002, an increase in interest rates of 100 basis points would have increased interest expense in 2003 by approximately $0.6 million and $0.3 million. These amounts were determined by performing a sensitivity analysis on the impact of a hypothetical 100 basis points increase in interest rates on the variable rate debt of WPS Resources and Wisconsin Public Service outstanding as of December 31, 2003, and 2002. This sensitivity analysis was performed assuming a constant level of variable rate debt during the period and an immediate increase in the levels of interest rates with no other subsequent changes for the remainder of the period. In the event of a significant change in interest rates, management would take action to mitigate WPS Resources' and Wisconsin Public Service's exposure to the change.

COMMODITY PRICE RISK

WPS Resources is exposed to commodity price risk resulting from the impact of market fluctuations in the price of certain commodities, including but not limited to electricity, natural gas, coal, fuel oil, and uranium, which are used and/or sold by our subsidiaries in the normal course of their business. We employ established policies and procedures to reduce the market risk associated with changing commodity prices, including using various types of commodity and derivative instruments.

WPS Resources' exposure to commodity price risk in its regulated utilities is significantly mitigated by the current ratemaking process for the recovery of its electric fuel and purchased energy costs as well as its cost of natural gas purchased for resale. Therefore, the value-at-risk amounts discussed below do not include measures for WPS Resources' regulated utilities. To further manage commodity price risk, our regulated utilities enter into contracts of various durations for the purchase and/or sale of natural gas, fuel for electric generation, and electricity.

WPS Power Development utilizes purchase and/or sale contracts for electric fuel and electricity to help manage its commodity price risk. WPS Energy Services uses derivative financial and commodity instruments to reduce market risk associated with the changing prices of natural gas and electricity sold at firm prices to customers. WPS Energy Services also utilizes these instruments to manage market risk associated with anticipated energy purchases.

For purposes of risk management disclosure, WPS Power Development's and WPS Energy Services' activities are classified as non-trading. The value-at-risk amounts discussed below are presented separately for both WPS Power Development and WPS Energy Services due to the differing market and timing exposures of each entity.

VALUE-AT-RISK

To measure commodity price risk exposure, WPS Resources performs a value-at-risk (VaR) analysis of its exposures.

VaR is used to describe a probabilistic approach to quantifying the exposure to market risk. The VaR amount represents an estimate of the potential change in fair value that could occur from changes in market factors, within a given confidence level, if an instrument or portfolio is held for a specified time period. VaR models are relatively sophisticated. However, the quantitative risk information is limited by the parameters established in creating the model. The instruments being used may have features that could trigger a potential loss in excess of the calculated amount if the changes in the underlying commodity price exceed the confidence level of the model used. VaR is not necessarily indicative of actual results that may occur.

VaR is estimated using a delta-normal approximation based on a one-day holding period and a 95% confidence level. The delta-normal approximation is based on the assumption that changes in the value of the portfolio over short time periods, such as one day, are normally distributed. It does not take into account higher order risk exposures, so it may not provide a good approximation of the risk in a portfolio with substantial option positions. We utilized a delta-normal approximation because our portfolio has limited exposure to optionality. Our VaR calculation includes derivative financial and commodity instruments, such as forwards, futures, swaps, and options as well as commodities held in inventory, such as natural gas held in storage to the extent such positions are significant.

Our VaR amount for WPS Energy Services was calculated to be $0.8 million at December 31, 2003, compared to $0.5 million at December 31, 2002. Our VaR amount for WPS Power Development was calculated to be $1.2 million at December 31, 2003, compared with $0.3 million at December 31, 2002. The increase for WPS Power Development was primarily due to increased volatility in our forward price curve for electricity. A significant portion of this VaR amount is mitigated by WPS Power Development's generating capabilities, which are excluded from the VaR calculation as required by the Securities and Exchange Commission rules.

For the year ended December 31, 2003, the average, high, and low VaR amounts for WPS Energy Services were $0.5 million, $0.8 million, and $0.4 million, respectively. The same amounts for the year ended December 31, 2002, were $0.5 million, $0.7 million, and $0.4 million. For the year ended December 31, 2003, the average, high, and low VaR amounts for WPS Power Development were $0.7 million, $1.3 million, and $0.3 million, respectively. The same amounts for the year ended December 31, 2002, were $1.5 million, $3.2 million, and $0.3 million. The average, high, and low amounts were computed using the VaR amounts at the beginning of the reporting period and the four quarter-end amounts.

EQUITY RETURN AND PRINCIPAL PRESERVATION RISK

WPS Resources and Wisconsin Public Service currently fund liabilities related to employee benefits and nuclear decommissioning through various external trust funds. These funds are managed by various investment managers and hold investments in debt and equity securities. Changes in the market value of these investments can have an impact on the future expenses related to these liabilities. WPS Resources maintains two main qualified pension plans. The pension liability for the Non-Administrative Employees Retirement Plan is currently over funded and no contributions to the plan are required. The pension liability for the Administrative Employees Retirement Plan has risen due to plan design changes and historically low interest rates. The liability of the Administrative Employees Retirement Plan exceeded the value of the Plan's assets by $64.9 million at December 31, 2003, and WPS Resources was, therefore, required to recognize a minimum pension liability as prescribed by SFAS No. 87. Declines in the equity markets or continued declines in interest rates may result in increased future pension costs for these plans and possible future required contributions. Changes in the market value of investments related to other employee benefits or nuclear decommissioning could also impact future contributions. WPS Resources monitors the trust fund portfolios by benchmarking the performance of the investments against certain security indices. All decommissioning costs and most of the employee benefit costs relate to WPS Resources' regulated utilities. As such, the majority of these costs are recovered in customers' rates, mitigating the equity return and principal preservation risk on these exposures.

FOREIGN CURRENCY EXCHANGE RATE RISK

WPS Resources is exposed to foreign currency risk as a result of foreign operations owned and operated in Canada and transactions denominated in Canadian dollars for the purchase and sale of natural gas and electricity by our nonregulated subsidiaries. Forward foreign exchange contracts designated as fair value hedges are utilized to manage the risk associated with currency fluctuations on certain firm sales and sales commitments denominated in Canadian dollars and certain Canadian dollar denominated asset and liability positions. WPS Resources' exposure to foreign currency risk was not significant at December 31, 2003, or 2002.

Consolidated Statements of Income

Year Ended December 31 *(Millions, except per share data)*	2003	2002	2001
Nonregulated revenue	$3,137.6	$ 410.8	$ 370.5
Utility revenue	1,183.7	1,050.3	974.9
Total revenues	4,321.3	1,461.1	1,345.4
Nonregulated cost of fuel, gas, and purchased power	3,016.6	339.7	334.3
Utility cost of fuel, gas, and purchased power	532.3	419.0	444.6
Operating and maintenance expense	459.5	412.5	333.0
Depreciation and decommissioning expense	138.4	94.8	84.1
Taxes other than income	43.8	39.9	36.7
Operating income	130.7	155.2	112.7
Miscellaneous income	63.6	47.8	37.5
Interest expense and distributions on trust preferred securities	(55.6)	(55.8)	(53.4)
Minority interest	5.6	–	–
Other income (expense)	13.6	(8.0)	(15.9)
Income before taxes	144.3	147.2	96.8
Provision for income taxes	33.7	28.7	9.2
Income from continuing operations	110.6	118.5	87.6
Discontinued operations, net of tax	(16.0)	(6.0)	(6.9)
Net income before cumulative effect of change in accounting principles	94.6	112.5	80.7
Cumulative effect of change in accounting principles, net of tax	3.2	–	–
Net income before preferred stock dividends of subsidiary	97.8	112.5	80.7
Preferred stock dividends of subsidiary	3.1	3.1	3.1
Income available for common shareholders	$ 94.7	$ 109.4	$ 77.6
Average shares of common stock			
Basic	33.0	31.7	28.2
Diluted	33.2	32.0	28.3
Earnings per common share (basic)			
Income from continuing operations	$3.26	$3.64	$3.00
Discontinued operations	(0.49)	(0.19)	(0.25)
Cumulative effect of change in accounting principles	0.10	–	–
Earnings per common share (basic)	$2.87	$3.45	$2.75
Earnings per common share (diluted)			
Income from continuing operations	$3.24	$3.61	$2.99
Discontinued operations	(0.49)	(0.19)	(0.25)
Cumulative effect of change in accounting principles	0.10	–	–
Earnings per common share (diluted)	$2.85	$3.42	$2.74
Dividends per common share	$2.16	$2.12	$2.08

The accompanying notes to WPS Resources Corporation's consolidated financial statements are an integral part of these statements.

At December 31 *(Millions)*	2003	2002
Assets		
Cash and cash equivalents	$ 50.7	$ 43.3
Restricted funds	3.2	4.2
Accounts receivable – net of reserves of $6.6 and $7.0, respectively	502.4	293.3
Accrued unbilled revenues	90.0	105.9
Inventories	178.3	110.3
Current assets from risk management activities	518.1	406.6
Assets held for sale	116.4	121.2
Other current assets	86.4	67.1
Current assets	1,545.5	1,151.9
Property, plant, and equipment, net	1,828.7	1,712.3
Nuclear decommissioning trusts	332.3	290.5
Regulatory assets	127.7	110.9
Long-term assets from risk management activities	104.3	135.3
Other	353.8	270.3
Total assets	$4,292.3	$3,671.2
Liabilities and Shareholders' Equity		
Short-term debt	$ 38.0	$ 29.8
Current portion of long-term debt	56.6	71.1
Note payable to preferred stock trust	51.5	-
Accounts payable	510.7	452.0
Current liabilities from risk management activities	517.3	443.8
Liabilities held for sale	2.7	0.6
Other current liabilities	86.9	53.1
Current liabilities	1,263.7	1,050.4
Long-term debt	871.9	824.4
Deferred income taxes	80.5	73.7
Deferred investment tax credits	17.7	19.3
Regulatory liabilities	304.4	49.7
Environmental remediation liabilities	37.9	40.2
Pension and postretirement benefit obligations	137.7	70.6
Long-term liabilities from risk management activities	92.2	109.7
Asset retirement obligations	344.0	-
Nuclear decommissioning and other costs of removal	-	463.3
Other	88.0	86.0
Long-term liabilities	1,974.3	1,736.9
Company-obligated mandatorily redeemable trust preferred securities of trust holding solely WPS Resources 7.00% subordinated debentures	-	50.0
Preferred stock of subsidiary with no mandatory redemption	51.1	51.1
Common stock equity	1,003.2	782.8
Total liabilities and shareholders' equity	$4,292.3	$3,671.2

The accompanying notes to WPS Resources Corporation's consolidated financial statements are an integral part of these statements.

Consolidated Statements of Common Shareholders' Equity

(Millions)	Comprehensive Income	Total	Employee Stock Plan Guarantees and Deferred Compensation Trust	Common Stock	Capital in Excess of Par Value	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2000	$ –	$548.1	$(3.2)	$26.9	$177.7	$354.8	$(8.1)	$0.0
Income available for common shareholders	77.6	77.6	–	–	–	77.6	–	–
Other comprehensive income – cash flow hedge (net of tax of $1.8)	(2.7)	(2.7)	–	–	–	–	–	(2.7)
Comprehensive income	$74.9	–	–	–	–	–	–	–
Issuance of common stock	–	152.3	–	4.6	147.7	–	–	–
Dividends on common stock	–	(58.8)	–	–	–	(58.8)	–	–
Other	–	(0.6)	(1.0)	–	–	–	0.4	–
Balance at December 31, 2001	$ –	$715.9	$(4.2)	$31.5	$325.4	$373.6	$(7.7)	$(2.7)
Income available for common shareholders	109.4	109.4	–	–	–	109.4	–	–
Other comprehensive income – cash flow hedge (net of tax of $3.1)	(4.6)	(4.6)	–	–	–	–	–	(4.6)
Other comprehensive income – minimum pension liability (net of tax of $1.8)	(2.7)	(2.7)	–	–	–	–	–	(2.7)
Comprehensive income	$102.1	–	–	–	–	–	–	–
Issuance of common stock	–	28.3	–	0.5	21.7	–	6.1	–
Purchase of common stock	–	(1.3)	(1.3)	–	–	–	–	–
Dividends on common stock	–	(67.1)	–	–	–	(67.1)	–	–
Other	–	4.9	0.1	–	4.7	–	0.1	–
Balance at December 31, 2002	$ –	$782.8	$(5.4)	$32.0	$351.8	$415.9	$(1.5)	$(10.0)
Income available for common shareholders	94.7	94.7	–	–	–	94.7	–	–
Other comprehensive income – cash flow hedge (net of tax of $4.8)	7.2	7.2	–	–	–	–	–	7.2
Other comprehensive income – minimum pension liability (net of tax of $8.2)	(12.3)	(12.3)	–	–	–	–	–	(12.3)
Other comprehensive income – currency translation	0.1	0.1	–	–	–	–	–	0.1
Comprehensive income	$89.7	–	–	–	–	–	–	–
Issuance of common stock	–	197.7	–	4.8	191.8	–	1.1	–
Purchase of common stock	–	(1.0)	(1.0)	–	–	–	–	–
Dividends on common stock	–	(71.8)	–	–	–	(71.8)	–	–
Other	–	5.8	(0.1)	–	5.9	–	–	–
Balance at December 31, 2003	–	$1,003.2	$(6.5)	$36.8	$549.5	$438.8	$(0.4)	$(15.0)

The accompanying notes to WPS Resources Corporation's consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Year Ended December 31 *(Millions)*	2003	2002	2001
Operating Activities			
Net income before preferred stock dividends of subsidiary	$ 97.8	$112.5	$ 80.7
Adjustments to reconcile net income to net cash provided by operating activities			
Discontinued operations, net of tax	16.0	6.0	6.9
Depreciation and decommissioning	138.4	94.8	84.1
Amortization of nuclear fuel and other	42.4	46.5	11.1
Unrealized gain on investments	(38.7)	(1.7)	(8.1)
Deferred income taxes and investment tax credit	(0.4)	0.7	(33.0)
Unrealized losses on nonregulated energy contracts	10.4	5.3	14.4
Gain on sales of partial interest in synthetic fuel operation	(7.6)	(38.0)	(2.2)
Gain on sale of property, plant, and equipment	(7.1)	(0.8)	(14.9)
Cumulative effect of change in accounting principles, net of tax	(3.2)	-	-
Other	(13.3)	(9.6)	(10.7)
Changes in working capital, net of businesses acquired			
Receivables, net	(196.1)	(99.7)	84.0
Inventories	(79.9)	17.8	(42.1)
Other current assets	(29.6)	(6.2)	1.1
Accounts payable	102.8	59.1	(35.7)
Other current liabilities	30.5	1.8	8.5
Net cash operating activities	62.4	188.5	144.1
Investing Activities			
Capital expenditures	(176.2)	(210.3)	(244.3)
Sale of property, plant, and equipment	31.4	7.1	58.8
Purchase of equity investments and other acquisitions	(102.7)	(72.3)	-
Return of capital from equity investment	0.2	0.4	42.4
Dividends received from equity investment	7.8	7.1	3.5
Decommissioning funding	(3.0)	(2.6)	(2.6)
Other	(1.5)	5.2	7.4
Net cash investing activities	(244.0)	(265.4)	(134.8)
Financing Activities			
Short-term debt - net	14.7	3.9	(98.5)
Issuance of long-term debt	125.0	250.3	180.8
Repayment of long-term debt and capital lease	(87.7)	(129.6)	(64.7)
Payment of dividends			
Preferred stock	(3.1)	(3.1)	(3.1)
Common stock	(71.8)	(67.1)	(58.8)
Issuance of common stock	197.7	28.3	96.4
Purchase of common stock	(1.0)	(1.3)	(1.1)
Redemption of obligations acquired in purchase business combination	-	-	(17.9)
Other	24.8	11.7	0.5
Net cash financing activities	198.6	93.1	33.6
Change in cash and cash equivalents - continuing operations	17.0	16.2	42.9
Change in cash and cash equivalents - discontinued operations	(9.6)	(16.8)	(11.8)
Change in cash and cash equivalents	7.4	(0.6)	31.1
Cash and cash equivalents at beginning of year	43.3	43.9	12.8
Cash and cash equivalents at end of year	$ 50.7	$ 43.3	$ 43.9

The accompanying notes to WPS Resources Corporation's consolidated financial statements are an integral part of these statements.



Education is clearly valued in our organization. Upper Peninsula Power encountered a shortage of trained electrical line technicians, so when an instructor at "Line School" unexpectedly dropped out, endangering the course, Jerry Le Page, Customer Service Manager, volunteered to help. He took a leave of absence to teach local people electrical line technicians' skills. He is teaching the Electrical Line Technician Program at the Midwest Skills Development Center in Michigan, and Upper Peninsula Power supports this endeavor by maintaining Jerry's benefit coverage.

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) NATURE OF OPERATIONS—WPS Resources Corporation is a holding company. Our wholly owned subsidiary, Wisconsin Public Service Corporation, is an electric and gas utility. Wisconsin Public Service supplies and distributes electric power and natural gas in its franchised service territory in northeastern Wisconsin and an adjacent portion of the Upper Peninsula of Michigan. Our other wholly owned utility subsidiary, Upper Peninsula Power Company, is an electric utility. Upper Peninsula Power supplies and distributes electric energy to a portion of the Upper Peninsula of Michigan. Another wholly owned subsidiary, WPS Resources Capital Corporation, is a holding company for our nonregulated businesses, WPS Energy Services, Inc. and WPS Power Development, Inc. WPS Energy Services is a diversified energy supply and services company. WPS Power Development is an electric generation company.

The term "utility" refers to the regulated activities of Wisconsin Public Service and Upper Peninsula Power, while the term "nonutility" refers to the activities of Wisconsin Public Service and Upper Peninsula Power, which are not regulated. The term "nonregulated" refers to activities other than those of Wisconsin Public Service and Upper Peninsula Power.

(B) CONSOLIDATION BASIS OF PRESENTATION—The Consolidated Financial Statements include the accounts of WPS Resources Corporation and all majority owned subsidiaries, after eliminating significant intercompany transactions and balances. If a minority owner's equity is reduced to zero, it is our policy to record 100% of the subsidiary's losses until the minority owner makes capital contributions or commitments to fund its share of the operating costs. The cost method of accounting is used for investments where WPS Resources owns less than 20% of the voting stock of the company, unless other evidence indicates we have significant influence over the operating and financial policies of the investee. Investments in businesses not controlled by WPS Resources Corporation, but over which we have significant influence over the operating and financial policies of the investee, are accounted for using the equity method. For additional information on our equity method investments see Note 10 – Investments in Affiliates, at Equity Method.

In the fourth quarter of 2003, certain assets and liabilities of WPS Power Development's Sunbury generation plant were reclassified as assets held for sale for all periods presented. The operating results for this business have been separately classified and reported as discontinued operations in the consolidated financial statements for all periods presented. Refer to Note 4 – Assets Held for Sale for more information.

(C) USE OF ESTIMATES—We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America. We make estimates and assumptions that affect reported amounts. These estimates and assumptions include assets, liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(D) CASH AND CASH EQUIVALENTS—We consider short-term investments with an original maturity of three months or less to be cash equivalents.

Cash paid for taxes during 2003, 2002, and 2001 was $21.9 million, $34.6 million, and $34.0 million, respectively. During 2003, 2002, and 2001, cash paid for interest totaled $57.9 million, $52.3 million, and $52.6 million, respectively.

Non-cash transactions were as follows:

(Millions)	2003	2002	2001
Restricted cash	$(1.0)	$(17.8)	$21.3
Conversion of indebtedness to equity in Quest Energy, LLC	-	2.4	-
Liabilities assumed in connection with CH Resources acquisition	-	0.9	-
Minimum pension liability equity adjustment	(12.3)	(2.7)	-
Exchange of transmission assets for equity interest in American Transmission Company	5.9	-	93.1
Exchange of common stock due to merger with Wisconsin Fuel and Light	-	-	54.8

(E) REVENUE AND CUSTOMER RECEIVABLES—Revenues are recognized on the accrual basis and include estimated amounts for electric and natural gas services rendered but not billed. Approximately 5.7% of WPS Resources' total revenue is from companies in the paper products industry.

Wisconsin Public Service and Upper Peninsula Power use automatic fuel and purchased power adjustment clauses for the Federal Energy Regulatory Commission wholesale electric and the Michigan Public Service Commission retail electric portions of the business. At Upper Peninsula Power most wholesale electric contracts are special contracts and have no automatic fuel and purchased power adjustment clauses. The Wisconsin retail electric portion of Wisconsin Public Service's business uses a "cost variance range" approach, based on a specific estimated fuel and purchased power cost for the forecast year. If

Wisconsin Public Service's actual fuel and purchased power costs fall outside this range, the Public Service Commission of Wisconsin can authorize an adjustment to future rates. Decreases to rates can be implemented without a hearing, unless requested by Wisconsin Public Service, Commission staff or interveners, while increases to rates would generally be subject to a hearing. For more information on current regulatory actions relating to the fuel and purchased power adjustment clauses see Note 23 – Regulatory Environment.

The Public Service Commission of Wisconsin approved a modified one-for-one gas cost recovery plan for Wisconsin Public Service commencing in January 1999. This plan allows Wisconsin Public Service to pass changes in the cost of natural gas purchased from its suppliers on to system natural gas customers, subject to regulatory review. The regulatory review process allows the Commission to review the changes for reasonableness.

The Michigan Public Service Commission has approved one-for-one recovery of prudently incurred gas costs for Wisconsin Public Service, subject to regulatory review. The Michigan Public Service Commission has also approved a gas cost recovery factor adjustment mechanism for Wisconsin Public Service for the period November 2003 through October 2004. This adjustment mechanism allows Wisconsin Public Service to upwardly adjust the gas rates charged to customers in Michigan based on upward changes to the New York Mercantile Exchange natural gas futures price of gas without further Commission action.

Billings to Upper Peninsula Power's customers under the Michigan Public Service Commission's jurisdiction include base rate charges and a power supply cost recovery factor. Upper Peninsula Power receives Michigan Public Service Commission approval each year to recover projected power supply costs by establishment of power supply cost recovery factors. Annually, the Michigan Public Service Commission reconciles these factors to actual costs and permits 100% recovery of allowed power supply costs. Upper Peninsula Power recognizes any over or under recovery currently in its revenues and the payable or receivable is recognized on the balance sheet until settlement. The deferrals are relieved with additional billings or refunds. At December 31, 2003, Upper Peninsula Power has also recorded regulatory assets related to costs associated with the flooding on the Dead River for which the Michigan Public Service Commission has authorized deferral.

Wisconsin Public Service and Upper Peninsula Power are required to provide service and grant credit to customers within their service territories. The two companies continually review their customers' credit worthiness and obtain deposits or refund deposits accordingly. Both utilities are precluded from discontinuing service to residential customers during winter moratorium months. Our regulated segments calculate a reserve for potential uncollectible customer receivables using a four-year average of bad debts net of recoveries as a percentage of total accounts receivable. The historical percentage is applied to the current year-end accounts receivable balance to determine the reserve balance required.

At WPS Power Development, electric power revenues related to fixed-price contracts are recognized at the lower of amounts billable under the contract or an amount equal to the volume of the capacity made available or the energy delivered during the period multiplied by the estimated average revenue per kilowatt-hour per the terms of the contract. Under floating-price contracts, electric power revenues are recognized when capacity is provided or energy is delivered.

WPS Energy Services accrues revenues in the month that energy is delivered and/or services are rendered. With the January 1, 2003, adoption of Emerging Issues Task Force Issue No. 02-03, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities," revenues related to derivative instruments classified as trading are reported net of related cost of sales for all periods presented. Therefore, previously reported revenues for derivatives classified as trading in 2002 and 2001 have been reclassified to be shown net of cost of fuel, natural gas, and purchased power, while most 2003 revenues continue to be reported on a gross basis – see Note 1(T) – Cumulative Effect of Change in Accounting Principles for more information. Neither margins nor income available for common shareholders were impacted by the reclassification of revenue upon adoption of Issue 02-03.

In accordance with the requirements of Emerging Issues Task Force Issue No. 02-03, WPS Energy Services' gross physical volumes of natural gas and electricity delivered in 2003, 2002, and 2001 are reported in the following tables:

WPS Energy Services' Gas Results	2003	2002	2001
Wholesale sales volumes in billion cubic feet *	252.4	233.8	242.8
Retail sales volumes in billion cubic feet *	240.6	135.7	104.5

** Represents gross physical volumes.*

WPS Energy Services' Electric Results *(Millions)*	2003	2002	2001
Wholesale sales volumes in kilowatt-hours *	2,768.0	4,250.0	1,696.6
Retail sales volumes in kilowatt-hours *	6,435.3	2,703.6	1,944.7

** Represents gross physical volumes.*

WPS Energy Services calculates the reserve for potential uncollectible customer receivable balances by applying an estimated bad debt experience rate to each past due aging category and reserving for 100% of specific customer receivable balances deemed to be uncollectible. The basis for calculating the reserve for receivables from wholesale counterparties considers any netting agreements, collateral, or guaranties in place.

(F) INVENTORIES—Inventories consist of natural gas in storage and fossil fuels, including coal. We value all fossil fuels using average cost. Average cost is also used to value natural gas in storage for our regulated segments. Natural gas in storage for our nonregulated segments is valued at the lower of cost or market unless hedged pursuant to a fair value hedge. Through December 2002, natural gas in storage for our nonregulated segments was marked to the current spot price under fair value accounting rules. To comply with new accounting requirements resulting from the rescission of Emerging Issues Task Force Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," we adopted the inventory valuation method described above for our nonregulated natural gas inventories effective January 1, 2003.

(G) RISK MANAGEMENT ACTIVITIES—As part of our regular operations, WPS Resources enters into contracts, including options, swaps, futures, forwards, and other contractual commitments, to manage market risks such as changes in commodity prices, interest rates, and foreign currency exchange rates.

WPS Resources evaluates its derivative contracts in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted. Statement No. 133 establishes accounting and financial reporting standards for derivative instruments and requires, in part, that we recognize certain derivative instruments on the balance sheet as assets or liabilities at their fair value. Subsequent changes in fair value of the derivatives are recorded currently in earnings unless certain hedge accounting criteria are met. If the derivatives qualify for regulatory deferral subject to the provisions of Statement No. 71, "Accounting for the Effects of Certain Types of Regulation," the derivatives are marked to fair value pursuant to Statement No. 133 and are offset with a corresponding regulatory asset or liability. Prior to the adoption of Emerging Issues Task Force Issue No. 02-03, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities," effective January 1, 2003, WPS Resources accounted for contracts in accordance with Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." See Note 1(T) – Cumulative Effect of Change in Accounting Principles for more information concerning the transition from Issue 98-10 to Statement No. 133.

Effective July 1, 2003, WPS Resources adopted Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." Statement No. 149 codifies and clarifies financial accounting and reporting for derivative instruments and hedging activities under Statement No. 133, primarily in connection with decisions made by the Derivatives Implementation Group and for implementation issues raised in the application of Statement No. 133. Statement No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of Statement No. 149 did not have a significant impact on WPS Resources for 2003.

WPS Resources adopted Emerging Issues Task Force Issue 03-11, "Reporting Realized Gains and Losses on Derivative Instruments that are Subject to FASB Statement No. 133 and Not 'Held for Trading Purposes' as Defined in Issue No. 02-03," which resulted in recording revenues net of cost of fuel, gas, and purchased power for energy-related transactions that settle financially and for which the commodity does not physically transfer for arrangements entered into after October 1, 2003. Had we applied the provisions of Issue 03-11 to arrangements entered into prior to October 1, 2003, previously reported nonregulated revenue would have decreased $62.9 million for the nine months ending September 30, 2003, with a corresponding $62.9 million decrease to nonregulated cost of fuel, gas, and purchased power. Previously reported wholesale natural gas sales volumes for the nine months ending September 30, 2003, would have decreased 10.8 billion cubic feet. Application of the provisions of Issue 03-11 to arrangements entered into prior to October 1, 2003, would not have impacted the 2002 and 2001 financial statements or reported sales volumes. Neither margins, income, nor cash flows were impacted by the adoption of Issue 03-11.

In accordance with views recently expressed by the Securities and Exchange Commission staff, WPS Resources has reclassified mark-to-market gains and losses on derivative instruments not qualifying for hedge accounting as a component of revenues for all periods presented. The retroactive reclassification of the mark-to-market gains and losses did not have a significant impact on our financial statements and neither margins, income available for common shareholders, nor cash flows were impacted by the change.

(H) PROPERTY, PLANT, AND EQUIPMENT—Utility plant is stated at the original cost of construction including an allowance for funds used during construction. The cost of renewals and betterments of units of property (as distinguished from minor items of property) is capitalized as an addition to the utility plant accounts. Except for land, no gain or loss is recognized in connection with ordinary retirements of utility property units. Maintenance, repair, replacement, and renewal costs associated with items not qualifying as units of property are considered operating expenses. The utility charges the cost of units of property retired, sold, or otherwise disposed of, less salvage, to the accumulated provision for depreciation.

We record straight-line depreciation expense over the estimated useful life of utility property and include amounts for estimated removal and salvage. The Public Service Commission of Wisconsin approved depreciation rates for Wisconsin Public Service effective January 1, 1999. On March 1, 2004, Wisconsin Public Service filed a request for new depreciation rates to be effective January 1, 2005. Depreciation rates for Upper Peninsula Power were approved by the Michigan Public Service Commission and are effective January 1, 2002, through December 31, 2006.

Depreciation for the Kewaunee nuclear power plant is being accrued based on a Public Service Commission of Wisconsin order that became effective on January 1, 2001. The order included a change in the depreciation methodology for the Kewaunee nuclear power plant after the steam generators were replaced. The cost of the new steam generators that went into service in December 2001 will be recovered over an 8-1/2 year period using the sum-of-years-digits method of depreciation. Also under this order, the unrecovered plant investment at January 1, 2001, and future additions will be recovered over a period ending 8-1/2 years after the installation of the steam generators using a straight-line remaining life depreciation methodology.

Depreciation expense also includes accruals for nuclear decommissioning. These accruals are not included in the annual composite rates shown below. An explanation of this item is included in Note 8 – Nuclear Plant Operation.

Annual Utility Composite Depreciation Rates	2003	2002	2001
Electric	3.63%	3.66%	3.23%
Gas	3.63%	3.59%	3.37%

Nonutility property interest capitalization takes place during construction, and gain and loss recognition occurs in connection with retirements. Nonutility property is depreciated using straight-line depreciation. Asset lives range from 3 to 20 years.

Nonregulated plant is stated at the original construction cost, which includes capitalized interest for those assets, or estimated fair value at the time of acquisition pursuant to a business combination. The costs of renewals, betterments, and major overhauls are capitalized as an addition to plant. The gains or losses associated with ordinary retirements are recorded in the period of retirement. Maintenance, repair, and minor replacement costs are expensed as incurred.

Most of the nonregulated subsidiaries compute depreciation using the straight-line method over the following estimated useful lives:

Structures and improvements	15 to 40 years
Office and plant equipment	5 to 35 years
Office furniture and fixtures	3 to 10 years
Vehicles	5 years
Computer equipment	3 years
Leasehold improvements	Shorter of: life of the lease or life of the asset

The Combined Locks Energy Center, however, is using the units of production depreciation method for selected pieces of equipment having defined lives stated in terms of hours of production.

WPS Resources capitalizes certain costs related to software developed or obtained for internal use and amortizes those costs to operating expense over the estimated useful life of the related software, which is usually three to seven years.

(I) CAPITALIZED INTEREST AND ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION—Our nonregulated subsidiaries capitalize interest for construction projects, while our utilities use an allowance for funds used during construction calculation, which includes both an interest and an equity component as required by regulatory accounting.

Approximately 50% of Wisconsin Public Service's retail jurisdictional construction work-in-progress expenditures are subject to allowance for funds used during construction, except specific Public Service Commission of Wisconsin approved projects that could have a larger percent of expenditures subject to allowance for funds used during construction. For 2003, Wisconsin Public Service's allowance for funds used during construction retail rate was 9.61%.

Wisconsin Public Service's construction work-in-progress debt and equity percentages for wholesale jurisdictional electric allowance for funds used during construction are specified under a formula in the Federal Energy Regulatory Commission's Uniform System of Accounts. For 2003, the allowance for funds used during construction wholesale rate was 4.03%.

Upper Peninsula Power is subject to one allowance for funds used during construction rate. That rate is specified in a formula in the Federal Energy Regulatory Commission's Uniform System of Accounts, but limited by the Michigan Public Service Commission's allowed rate of return. For 2003, the allowance for funds used during construction rate was 2.5%. Historically, there have been few calculations of allowance for funds used during construction due to the small dollar amounts or short construction periods of Upper Peninsula Power's construction projects.

Wisconsin Public Service's allowance for equity funds used during construction for 2003, 2002, and 2001 were $2.4 million, $3.0 million, and $1.9 million, respectively. Wisconsin Public Service's allowance for borrowed funds used during construction for 2003, 2002, and 2001 were $1.0 million, $1.2 million, and $2.1 million, respectively. Upper Peninsula Power did not record allowance for funds used during construction for 2003, 2002, or 2001.

Our nonregulated subsidiaries calculate capitalized interest on long-term construction projects for periods where financing is provided by WPS Resources through interim debt. The interest rate capitalized is based upon the monthly short-term borrowing rate WPS Resources incurs for such funds.

(J) ASSET IMPAIRMENT—We review the recoverability of long-lived tangible and intangible assets, excluding goodwill and regulatory assets, using Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." Statement No. 144 requires review of assets when circumstances indicate that the carrying amount of the asset may not be recoverable. This evaluation is based on various analyses, including undiscounted cash flow projections. The carrying amount is not recoverable if it exceeds the undiscounted sum of cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset's carrying value over its fair value.

If events or circumstances indicate the carrying value of investments accounted for under the equity method of accounting may not be recoverable, potential impairment is assessed by comparing the future anticipated cash flows from these investments to their carrying values. The estimated fair value less cost to sell for assets held for sale are compared each reporting period to their carrying values. Impairment charges are recorded for equity method investments and assets held for sale if the carrying value of such assets exceeds the future anticipated cash flows or the estimated fair value less cost to sell, respectively.

(K) REGULATORY ASSETS AND LIABILITIES—Wisconsin Public Service and Upper Peninsula Power are subject to the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation." Regulatory assets represent probable future revenue associated with certain incurred costs. Revenue will be recovered from customers through the ratemaking process. Regulatory liabilities represent amounts that are refundable in future customer rates. Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, we believe that future recovery of our regulatory assets is probable.

(L) GOODWILL AND OTHER INTANGIBLE ASSETS—On January 1, 2002, WPS Resources adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," and amortization of goodwill was discontinued. There was no impairment of goodwill upon adoption of Statement No. 142. WPS Resources has elected to perform its annual impairment test during the second quarter of each year, updated whenever events or changes in circumstances indicate that goodwill might be impaired. Based upon the results of impairment testing performed in 2003, no impairment of goodwill was noted.

Other intangible assets with definite lives, consisting primarily of emission credits and customer related intangible assets, are amortized over periods from 1 to 30 years. For more information on WPS Resources' intangible assets, see Note 11 – Goodwill and Other Intangible Assets.

(M) RETIREMENT OF DEBT—Premiums, discounts, and expenses incurred with the issuance of outstanding long-term debt are amortized over the terms of the debt issues. Any call premiums or unamortized expenses associated with refinancing higher-cost debt obligations used to finance regulated assets and operations are amortized consistent with regulatory treatment of those items, where appropriate.

(N) RESEARCH AND DEVELOPMENT—The only member of WPS Resources' consolidated entity that incurs significant research and development costs is Wisconsin Public Service. Electric research and development expenditures for Wisconsin Public Service totaled $0.6 million for 2003, $0.3 million for 2002, and $1.1 million for 2001.

(O) ASSET RETIREMENT OBLIGATIONS—Effective January 1, 2003, WPS Resources adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations." Under the new accounting standard, WPS Resources recognizes, at fair value, legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction or development and/or normal operation of the asset. The associated retirement costs are capitalized as part of the related long-lived asset and depreciated over the useful life of the asset. For the utility segments of WPS Resources, we believe it is probable that any differences between expenses under Statement No. 143 and expenses currently recovered through customer rates will be recoverable in future customer rates. Accordingly, the adoption of this statement had no impact on the utility segment's income as the effects were offset by the establishment of regulatory assets or liabilities pursuant to Statement No. 71. Refer to Note 16 – Asset Retirement Obligations for additional information on Statement No. 143.

(P) INCOME TAXES—We account for income taxes using the liability method as prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes have been recorded using currently enacted tax rates for the differences between the tax basis of assets and liabilities and the basis reported in the financial statements. Due to the effects of regulation on Wisconsin Public Service and Upper Peninsula Power, certain adjustments made to deferred income taxes are, in turn, recorded as regulatory assets or liabilities.

Investment tax credits, which have been used to reduce our federal income taxes payable, have been deferred for financial reporting purposes. These deferred investment tax credits are being amortized over the useful lives of the property to which they are related.

WPS Resources is an indirect part owner in a facility that produces synthetic fuel from coal, as defined in Section 29 of the Internal Revenue Code. The production and sale of the synthetic fuel from this facility qualifies for tax credits under Section 29 if certain requirements are satisfied. Section 29 tax credits are currently scheduled to expire at the end of 2007. Tax credits that are not utilized to reduce tax expense as a result of alternative minimum tax rules relating to United States federal income taxes are carried forward as alternative minimum tax credits to reduce current tax expense in future years. Under current federal law, alternative minimum tax credits do not expire.

WPS Resources files a consolidated United States income tax return that includes domestic subsidiaries in which its ownership is 80 percent or more. WPS Resources and its consolidated subsidiaries are parties to a tax allocation arrangement under which each entity determines its income tax provision on a stand alone basis, after which effects of federal consolidation are accounted for.

(Q) EXCISE TAXES—WPS Resources presents revenue net of pass-through taxes on the Consolidated Statements of Income.

(R) GUARANTEES—Effective January 1, 2003, WPS Resources adopted the provisions of Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. Interpretation No. 45 also requires that the guarantor recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

At December 31, 2003, Wisconsin Public Service had an outstanding guarantee to indemnify a third-party for certain exposures related to the construction of utility assets. In the event that the construction project is not completed, Wisconsin Public Service agreed to reimburse the guaranteed party for certain unrecovered costs. At December 31, 2003, the guarantee carries a maximum exposure of $5.5 million. A liability for the fair value of this obligation was not recognized in the Consolidated Balance Sheets of Wisconsin Public Service, because the guarantee was issued prior to the effective date for initial measurement and recognition as defined by Interpretation No. 45.

(S) STOCK OPTIONS—At December 31, 2003, WPS Resources had three stock option plans, which are described more fully in Note 22 – Stock Option Plans. We account for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No compensation cost for stock options is reflected in income available for common shareholders, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on income available for common shareholders and earnings per share if we had applied the fair value recognition provisions of FASB Statements No. 123, "Accounting for Stock Based Compensation," to employee stock options.

(Millions, except per share amounts)	2003	2002	2001
Income available for common shareholders			
As reported	$94.7	$109.4	$77.6
Deduct: Total stock option employee compensation expense determined under fair value method for all awards, net of related tax effects	(0.5)	(0.5)	(0.3)
Pro forma	$94.2	$108.9	$77.3
Basic earnings per common share			
As reported	$2.87	$3.45	$2.75
Pro forma	2.85	3.44	2.74
Diluted earnings per common share			
As reported	$2.85	$3.42	$2.74
Pro forma	2.84	3.40	2.73

(T) CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES—WPS Energy Services had been applying the accounting standards of Issue 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," from the first quarter of 2000 until this standard was rescinded by Issue 02-03 in October 2002. WPS Energy Services was defined as a trading company under Issue 98-10 and was required to mark all of its energy related contracts to market. On October 25, 2002, the Emerging Issues Task Force rescinded Issue 98-10, thus precluding mark-to-market accounting for energy trading contracts entered into after that date that are not derivatives and requiring a cumulative change in accounting principle to be recorded effective January 1, 2003, for all nonderivative contracts entered into on or prior to October 25, 2002. On January 1, 2003, WPS Resources recorded an after-tax cumulative effect of a change in accounting principle of

$3.5 million (primarily related to the operations of WPS Energy Services) to increase income available for common shareholders as a result of removing from its balance sheet the mark-to-market effects of those contracts entered into on or prior to October 25, 2002, that do not meet the definition of a derivative under Statement No. 133. The cumulative effect of adopting this new accounting standard is expected to reverse upon the settlement of the contracts impacted by the standard. Most of this reversal is expected to occur in 2004. The required change in accounting had no impact on the underlying economics or cash flows of the contracts.

In addition, the adoption of Statement No. 143 at WPS Power Development resulted in a $0.3 million negative after-tax cumulative effect of change in accounting principle related to recording a liability for the closure of an ash basin at the Sunbury generating plant.

(U) RECLASSIFICATIONS—We reclassified certain prior year financial statement amounts to conform to the current year presentation.

(V) NEW ACCOUNTING PRONOUNCEMENTS—In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51," in order to improve financial reporting by companies involved with variable interest entities. Interpretation No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary is the party that absorbs a majority of the expected losses and/or receives the majority of the expected residual returns of the variable interest entity's activities. On December 24, 2003, the Financial Accounting Standards Board issued a revision to Interpretation No. 46 ("46R") in order to clarify some of the provisions of Interpretation No. 46 and to exempt certain entities from its requirements. The effective implementation date of Interpretation No. 46 was also modified by Interpretation No. 46R. The application of Interpretation No. 46R was required for financial statements of public entities that have interests in special-purpose entities for periods ending after December 15, 2003. WPS Resources identified WPSR Capital Trust I as a special purpose entity that is within the scope of Interpretation No. 46R. Refer to Note 15 – Company-Obligated Mandatorily Redeemable Trust Preferred Securities of Preferred Stock Trust for further discussion of the impacts of implementing this portion of Interpretation No. 46R on the financial statement of WPS Resources. For all other types of variable interest entities, the application of Interpretation No. 46R will be required in the first quarter of 2004.

WPS Resources has not identified any material variable interest entities created, or interests in variable entities obtained, after January 31, 2003, that require consolidation or disclosure under the Financial Accounting Standard Board's Interpretation No. 46R and continues to assess the existence of any interests in variable interest entities, not classified as special purpose entities, created on or prior to January 31, 2003. WPS Resources currently anticipates that we will disclose information about a variable interest entity upon implementation of Interpretation No. 46R in the first quarter of 2004. Through an affiliate of WPS Power Development, Inc., WPS Resources owns a partial interest in a synthetic fuel production facility located in Kentucky and receives tax credits pursuant to Section 29 of the Internal Revenue Code based on sales to unaffiliated third-party purchasers of synthetic fuel produced from coal. At December 31, 2003, WPS Resources had a 23% ownership interest in the synthetic fuel facility. WPS Resources' maximum exposure to loss as a result of our involvement with this potential variable interest entity is limited to our investment in the entity, which is not significant at December 31, 2003. Currently, we do not believe that WPS Resources is the primary beneficiary of this entity and do not anticipate consolidation of the synthetic fuel facility upon adoption of Interpretation No. 46R in the first quarter of 2004.

The utility segments of WPS Resources recognize removal costs for utility assets. Historically these removal costs have been reflected as a component of depreciation expense and accumulated depreciation in accordance with regulatory treatment. The staff of the Securities and Exchange Commission has recently expressed their views on the balance sheet presentation of these removal costs for the utility industry and has required that the amounts be reclassified from accumulated depreciation to a liability for all years presented. As a result, WPS Resources reclassified $463.3 million from accumulated depreciation to nuclear decommissioning and other costs of removal at December 31, 2002. Of the total amount reclassified, Wisconsin Public Service recorded $451.6 million. Upon adoption of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" on January 1, 2003, costs of removal with associated legal retirement obligations of $290.5 million were removed from nuclear decommissioning and other costs of removal as these costs are now



Our commitment to being a world-class energy provider includes environmental responsibility. Connie Lawniczak (left) manages our environmental programs and environmental health and remediation. Shirley Scharff (right) is one of our Environmental Consultants and also manages our lab and chemical procedures.

accounted for as asset retirement obligations. Refer to Note 16 – Asset Retirement Obligations for more information on costs of removal with associated legal obligations. At December 31, 2003, WPS Resources reclassified $180.0 million of costs of removal that were determined to not have an associated legal obligation from nuclear decommissioning and other costs of removal to regulatory liability pursuant to Statement No. 71. Wisconsin Public Service reclassified $167.9 million of costs of removal that were determined to not have an associated legal obligation.

NOTE 2 — FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such value:

Cash, Short-Term Investments, Energy Conservation Loans, Notes Payable, and Outstanding Commercial Paper: The carrying amount approximates fair value due to the short maturity of those investments and obligations.

Nuclear Decommissioning Trusts: The value of nuclear decommissioning trust investments is recorded at fair value, net of taxes payable on unrealized gains and losses, and represents the amount of assets available to accomplish decommissioning. The nonqualified trust investments designated to pay income taxes when unrealized gains become realized are classified as nuclear decommissioning trusts – other assets.

Long-Term Debt and Preferred Stock: The fair value of long-term debt and preferred stock are estimated based on the quoted market price for the same or similar issues or on the current rates offered to WPS Resources for debt of the same remaining maturity.

The estimated fair values of our financial instruments as of December 31 were:

	2003		2002	
(Millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 50.7	$ 50.7	$ 43.3	$ 43.3
Restricted cash	3.2	3.2	4.2	4.2
Energy conservation loans	1.9	1.9	2.2	2.2
Nuclear decommissioning trusts	332.3	332.3	290.5	290.5
Nuclear decommissioning trusts – other assets	22.5	22.5	13.0	13.0
Notes payable	10.0	10.0	13.8	13.8
Commercial paper	28.0	28.0	16.0	16.0
Note payable to preferred stock trust	51.5	51.5	-	-
Trust preferred securities	-	-	50.0	51.1
Long-term debt	931.2	1,014.7	898.1	970.6
Preferred stock	51.1	49.1	51.1	45.5
Risk management activities – net	12.9	12.9	(11.6)	(11.6)

NOTE 3 — RISK MANAGEMENT ACTIVITIES

UTILITY SEGMENT

Wisconsin Public Service has entered into a limited number of natural gas and electric purchase contracts with customers that are accounted for as derivatives. The Public Service Commission of Wisconsin approved recognizing a regulatory asset or liability for the fair value of derivative amounts as a result of these contracts pursuant to Statement No. 71. Thus, management believes any gains or losses resulting from the eventual settlement of these contracts will be collected from or refunded to customers. As of December 31, 2003, we have recorded an asset from risk management activities of $8.4 million related to these contracts. We recorded an asset from risk management activities of $1.4 million and a liability from risk management activities of $0.7 million related to these contracts at December 31, 2002.

NONREGULATED SEGMENTS

Our nonregulated segments have also entered into contracts that are accounted for as derivatives under the provisions of Statement No. 133, as amended. At December 31, 2003, those derivatives not designated as hedges are primarily commodity contracts used to manage price risk associated with wholesale and retail natural gas purchase and sale activities and electric energy contracts. Changes in the fair value of the non-hedge derivatives are recognized currently in earnings. At December 31, 2003, the fair value of these contracts is recorded as an asset from risk management activities of $578.1 million and a liability from risk management activities of $582.1 million. At December 31, 2002, we recorded an asset from risk management activities of $25.5 million and a liability from risk management activities of $23.2 million for those contracts entered into after October 25, 2002, that qualified as derivatives and were not designated as hedges. Commodity contracts entered into before October 25, 2002, were accounted for as energy trading contracts under Issue 98-10 at December 31, 2002. At December 31, 2002, WPS Energy Services recorded an asset from risk management activities of $514.9 million and a liability from risk management activities of $516.4 million related to energy trading contracts accounted for under Issue 98-10.

Our nonregulated segments also enter into derivative contracts that are designated as either fair value or cash flow hedges. Fair value hedges are used to mitigate the risk of changes in prices of natural gas held in inventory and changes in fair value of foreign currency. The changes in the fair value of these hedges are recognized currently in earnings as are the changes in fair value of the hedged items. To the extent that the fair value hedge is fully effective, there is no impact on earnings. At December 31, 2003, the fair value of contracts designated as fair value hedges, excluding foreign exchange contracts, are recorded as an asset from risk management activities of $0.3 million and a liability from risk management activities of $4.0 million. Fair value hedge ineffectiveness recorded in nonregulated cost of fuel, gas, and purchased power on the Consolidated Statement of Income was not significant during 2003. At December 31, 2002, those contracts designated as fair value hedges were not significant.

Forward foreign exchange contracts designated as fair value hedges are utilized to manage the risk associated with currency fluctuations on certain firm sales and purchase commitments denominated in Canadian dollars and certain Canadian dollar denominated asset and liability positions. The terms of our forward foreign exchange contracts are consistent with the terms of the underlying transactions, generally one year or less. Unrealized gains and losses resulting from the impact of currency exchange rate movements on forward foreign exchange contracts designated to offset certain non-U.S. dollar denominated assets and liabilities are recognized in earnings and offset the foreign currency gains and losses on the underlying exposures being hedged. The contract amounts of forward foreign exchange contracts outstanding at December 31, 2003, are recorded as an asset from risk management activities of $10.6 million and a liability from risk management activities of $4.3 million and were not significant at December 31, 2002. All of the foreign exchange contracts designated as fair value hedges were determined to be perfectly effective.

Cash flow hedges consist of commodity contracts associated with our energy marketing activities and an interest rate swap. At December 31, 2003, the fair value of commodity contracts designated as cash flow hedges is recorded as an asset from risk management activities of $25.0 million and a liability from risk management activities of $9.0 million. These cash flow hedges extend through December 2005. The majority of the commodity contracts were determined to be perfectly effective; therefore, the changes in the values of these contracts are included in other comprehensive income, net of deferred taxes. Amounts recorded in other comprehensive income related to these cash flow hedges will be recognized in earnings as the related contracts are settled or if the hedged transaction is discontinued. Through December 31, 2004, $6.3 million is expected to be recognized in earnings. The portion of these contracts that was determined to be ineffective was not significant at December 31, 2003, and was recorded as a component of nonregulated cost of fuel, gas, and purchased power. When testing for effectiveness, no portion of the derivative instruments was excluded. At December 31, 2002, those commodity contracts designated as cash flow hedges were not significant.

The interest rate swap designated as a cash flow hedge is used to fix the interest rate for the full term of a variable rate loan due in March 2018. At December 31, 2003, we recorded a liability from risk management activities of $10.1 million related to this swap. At December 31, 2002, we recorded a liability from risk management activities of $12.7 million related to this swap. Because the swap was determined to be perfectly effective, the changes in the value of this contract are included in other comprehensive income, net of deferred taxes. Amounts recorded in other comprehensive income related to this swap will be recognized as expense as the interest is paid. Through December 31, 2004, $2.2 million is expected to be expensed, assuming interest rates comparable to those at December 31, 2003. We did not exclude any components of the derivative instrument's loss from the assessment of hedge effectiveness.

NOTE 4 — ASSETS HELD FOR SALE

On October 24, 2003, WPS Power Development entered into a definitive agreement to sell its Sunbury generation plant located in Pennsylvania. This facility currently sells power on a wholesale basis, and provides energy for a 200-megawatt around-the-clock outtake contract that expires on December 31, 2004. The sale will enable WPS Resources to reduce uncontracted merchant exposure and redeploy capital into markets with different risk profiles. Based on the terms of the asset sale agreement, the sale price is anticipated to be approximately $120 million, subject to various working capital adjustments. WPS Power Development is also separately negotiating the sale of certain silt reserves that were utilized in the operations of the Sunbury generation plant.

At December 31, 2003, and 2002, respectively, the assets and liabilities associated with the Sunbury generation plant that will be transferred to the buyer as well as certain silt reserves have been classified as held for sale in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Statement No. 144 requires that a long-lived asset classified as held for sale be measured at the lower of its carrying amount or fair value, less costs to sell, and cease being depreciated. No adjustments to write down assets held for sale were required in 2003. WPS Resources plans to complete the sale of the Sunbury generation plant and certain silt reserves in 2004 and, therefore, the assets and liabilities recorded as held for sale are classified as current assets and current liabilities, respectively, in the Consolidated Balance Sheets. The major classes of assets and liabilities held for sale are as follows at December 31:

(Millions)	2003	2002
Inventories	$ 4.2	$ 7.8
Other current assets	5.1	5.2
Property, plant, and equipment, net	71.5	70.7
Other assets (includes emission credits)	35.6	37.5
Assets held for sale	$116.4	$121.2
Other current liabilities	$ 0.6	$ 0.6
Asset retirement obligations	2.1	-
Liabilities held for sale	$ 2.7	$ 0.6

WPS Power Development financed Sunbury with equity from WPS Resources and debt financing, including non-recourse debt and a related interest rate swap. The interest rate swap is designated as a cash flow hedge and, as a result, the mark-to-market loss has been recorded as a component of other comprehensive income. If management determines that the hedged transactions (i.e. future interest payments on the debt) will not continue after the sale, WPS Resources will be required to recognize the amount accumulated within other comprehensive income ($6.1 million at December 31, 2003) currently in earnings. No such determination has been made at December 31, 2003.

WPS Power Development has an obligation to service a 200-megawatt outtake contract through December 31, 2004. WPS Power Development entered into the contract in conjunction with the acquisition of the Sunbury generating assets. At December 31, 2003, WPS Power Development has hedged its obligation to service its 200-megawatt outtake contract subsequent to the date of the anticipated sale of Sunbury (estimated to be August 31, 2004). The revenues from the outtake contract are $2.7 million less than





When poles are hollow or rotten, Line Electricians quickly replace them with new, safer poles. On the left, Bernard Gauthier, Jr., in Wausaukee, Wisconsin, discards a damaged pole. On the right, Jim Fischer and Bernard (right) know the importance of doing any job safely.

the hedged cost of purchased power. This loss will be included as a component of the loss from discontinued operations in the Consolidated Statements of Income when realized. The amount of the loss is subject to change if the sale does not close on August 31, 2004.

A summary of the components of discontinued operations recorded in the Consolidated Statements of Income for the years ended December 31 was as follows:

(Millions)	2003	2002	2001
Nonregulated revenue	$ 81.2	$ 87.2	$ 86.4
Operating expenses	(97.7)	(91.3)	(91.8)
Interest expense	(6.2)	(5.8)	(5.9)
Loss before taxes	(22.7)	(9.9)	(11.3)
Income tax benefit	(6.7)	(3.9)	(4.4)
Discontinued operations, net of tax	$(16.0)	$ (6.0)	$ (6.9)

Interest expense represents the nonrecourse term loans directly related to Sunbury.

In 2001, a consolidated subsidiary of WPS Resources sold electricity to our discontinued operations for $3.4 million. Sales between this subsidiary and our discontinued operations did not occur in 2003 or 2002, and we have determined that similar sales will continue with third parties after the discontinuance; therefore, the $3.4 million sales price is reflected in continuing operations in 2001. The market value of the related party sales was $4.3 million in 2001.

A summary of the components of cash used in discontinued operations recorded in the Consolidated Statements of Cash Flows for the years ended December 31 is as follows:

(Millions)	2003	2002	2001
Net cash operating activities	$(3.2)	$ 5.5	$ (1.2)
Net cash investing activities	(3.4)	(19.4)	(4.5)
Net cash financing activities	(3.0)	(2.9)	(6.1)
Change in cash and cash equivalents	$(9.6)	$(16.8)	$(11.8)

During 2003, 2002, and 2001 cash paid for interest associated with the non-recourse debt of discontinued operations was $5.5 million, $5.8 million, and $6.2 million, respectively.

NOTE 5—PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consists of the following utility, nonutility, and nonregulated assets.

(Millions)	2003	2002
Electric utility	$2,288.9	$2,058.8
Gas utility	457.2	427.3
Total utility plant	2,746.1	2,486.1
Less: Accumulated depreciation	1,200.8	1,079.4
Net	1,545.3	1,406.7
Construction in progress	89.3	101.8
Nuclear fuel, less accumulated amortization	20.3	24.6
Net utility plant	1,654.9	1,533.1
Nonutility plant	20.3	19.1
Less: Accumulated depreciation	4.9	4.4
Net nonutility plant	15.4	14.7
Electric nonregulated	161.2	158.3
Gas nonregulated	7.0	6.9
Other nonregulated	20.8	20.4
Total nonregulated property, plant, and equipment	189.0	185.6
Less: Accumulated depreciation	30.6	21.1
Net nonregulated property, plant, and equipment	158.4	164.5
Total property, plant, and equipment	$1,828.7	$1,712.3

NOTE 6—ACQUISITIONS AND SALES OF ASSETS

SALE OF HYDROELECTRIC PROJECTS

Wisconsin Public Service sold 542 acres of land near the Peshtigo River to the Wisconsin Department of Natural Resources in 2003 for $6.5 million as part of a multi-phase agreement reached between the parties in 2001. Under the terms of the 2001 agreement, the Department of Natural Resources bought more than 5,000 acres of land for $13.5 million in 2001 and has an option to purchase an additional 179 acres in 2004 for approximately $5 million (in March 2004, the Wisconsin Department of Natural Resources exercised this option). Pending the close of the third and final phase of the agreement in 2004, Wisconsin Public Service will donate an additional 5,176 acres to the state. The sale is a part of our asset management strategy.

WAUSAU, WISCONSIN, TO DULUTH, MINNESOTA, TRANSMISSION LINE

On April 18, 2003, the Public Service Commission of Wisconsin approved Wisconsin Public Service's request to transfer its interest in the Wausau, Wisconsin, to Duluth, Minnesota, transmission line to the American Transmission Company. American Transmission Company is a for-profit transmission-only company created by the transfer of transmission assets previously owned by multiple electric utilities serving the upper Midwest in exchange for an ownership interest in the company. Wisconsin Public Service sold, at book value, approximately $20.1 million of assets related to the Wausau to Duluth transmission line to American Transmission Company in June 2003. No gain or loss was recognized on the transaction. In 2003, WPS Resources invested $14.0 million in American Transmission Company, related to its agreement to fund approximately half of the Wausau, Wisconsin, to Duluth, Minnesota, transmission line. In December 2003, Wisconsin Public Service also transferred other transmission assets to American Transmission Company, increasing its investment an additional $5.9 million. At December 31, 2003, WPS Resources' ownership interest in American Transmission Company was 19.8%. Our investment in American Transmission Company is described more fully in Note 10 – Investments in Affiliates, at Equity Method.

GUARDIAN PIPELINE

On May 30, 2003, WPS Resources purchased a one-third interest in Guardian Pipeline, LLC, from CMS Gas Transmission Company for approximately $26 million. Guardian Pipeline owns a natural gas pipeline, which began operating in 2002, that stretches about 140 miles from near Joliet, Illinois, into southern Wisconsin. The pipeline can transport up to 750 million cubic feet of natural gas daily. Our interest in Guardian Pipeline, LLC, is accounted for as an equity method investment and is described more fully in Note 10 – Investments in Affiliates, at Equity Method. As the consideration paid for Guardian Pipeline approximates the underlying equity in the net assets of this investment, no purchase accounting adjustments were required. This pipeline improves natural gas price competition in Wisconsin and is critical to natural gas reliability in the state.

SUNBURY

As discussed in Note 4 – Assets Held for Sale, WPS Power Development entered into a definitive agreement on October 24, 2003, to sell its Sunbury generation plant for approximately $120 million, subject to certain working capital adjustments. The assets and liabilities of the Sunbury generation plant that will be transferred to the buyer in this transaction have been classified as held for sale on the Consolidated Balance Sheets and the operations and cash flows related to the operations of the Sunbury generation plant that will be eliminated upon the date of sale have been classified as discontinued operations within the Consolidated Statements of Income and Consolidated Statements of Cash Flows, respectively.

KEWAUNEE NUCLEAR POWER PLANT

On November 7, 2003, Wisconsin Public Service entered into a definitive agreement to sell its 59% ownership interest in the Kewaunee nuclear power plant to a subsidiary of Dominion Resources, Inc. The other joint owner of Kewaunee, Wisconsin Power and Light Company, also agreed to sell its 41% ownership interest in Kewaunee to Dominion. The transaction is subject to approval from various regulatory agencies, including the Public Service Commission of Wisconsin, the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, and several other state utility regulatory agencies and is projected to close in 2004. Approval has already been obtained from the Iowa Public Utility Commission.

Wisconsin Public Service estimates that its share of the cash proceeds from the sale will approximate $130 million, subject to various post-closing adjustments. The cash proceeds from the sale are expected to slightly exceed the carrying value of the Wisconsin Public Service assets being sold. In addition to the cash proceeds, Wisconsin Public Service will retain ownership of the assets contained in its non-qualified decommissioning trust, one of two funds that were established to cover the eventual decommissioning of Kewaunee. The pre-tax fair value of the non-qualified decommissioning trust's assets at December 31, 2003, was $115.1 million. Dominion will assume responsibility for the eventual decommissioning of Kewaunee and will receive Wisconsin Public Service's qualified decommissioning trust assets that had a fair value of $239.7 million at December 31, 2003. Wisconsin Public Service will request deferral of the gain expected to result from this transaction and related costs from the Public Service Commission of Wisconsin. Accordingly, Wisconsin Public Service anticipates most of the gain on the sale of the plant assets and the related non-qualified decommissioning trust assets will be returned to customers under future rate orders. As of December 31, 2003, Wisconsin Public Service's share of the carrying value of assets and liabilities included within the sale agreement were as follows:

(Millions)	2003
Property, plant, and equipment, net	$421.8
Other current assets	5.2
Total assets	$427.0
Regulatory liabilities	$ (25.7)
Asset retirement obligations	343.6
Total liabilities	$317.9

The assets and liabilities disclosed above do not meet the criteria to be classified as held for sale on the Consolidated Balance Sheets under the provisions of FASB Statement No. 144 due to uncertainties inherent in the regulatory approval process.

Upon the closing of the sale, Wisconsin Public Service will enter into a long-term power purchase agreement with Dominion to purchase energy and capacity equivalent to the amounts that would have been received had current ownership in the Kewaunee nuclear power plant continued. The power purchase agreement, which also will require regulatory approval, will extend through 2013 when the plant's current operating license will expire. Fixed monthly payments under the power purchase agreement will approximate the expected costs of production had Wisconsin Public Service continued to own the plant. Therefore, management believes that the sale of Kewaunee and the related power purchase agreement will provide more price certainty for Wisconsin Public Service's customers and reduce our risk profile.

QUEST ENERGY, LLC

Through 2002, WPS Resources provided financial support and energy supply services to a third party, Quest Energy, LLC, a Michigan limited liability company that markets electric power to retail customers in Michigan. Financial support was in the form of wholesale electric sales extended without generally required credit assurances, an interest-bearing note including an equity conversion option with an initial maturity date of May 2005, and trade credit indebtedness, all secured by the assets of Quest. WPS Energy Services reported revenues related to wholesale electric sales to Quest of $1.4 million in 2002 and $0.3 million in 2001. WPS Resources assigned the equity conversion option to WPS Energy Services on January 29, 2003, and WPS Energy Services acquired a 100% ownership interest in Quest. Prior to the acquisition, Quest Energy Holdings, LLC, an independent Michigan limited liability company and owner of Quest Energy, LLC, appointed WPS Energy Services as manager of Quest Energy, LLC, in November 2002. The appointment as manager, as well as other factors, including the provision of substantial financial support, resulted in Quest's financial statements being consolidated with those of WPS Resources as of December 31, 2002. WPS Energy Services utilized the purchase accounting method to account for this acquisition. There was no cash consideration paid; therefore, the purchase price of $0.7 million was equivalent to the carrying value of the note receivable from Quest on December 31, 2002. There was no goodwill recorded in this acquisition, as the purchase price approximated the fair value of the acquired assets and liabilities.

DE PERE ENERGY CENTER

On December 16, 2002, Wisconsin Public Service completed the purchase of the 180-megawatt De Pere Energy Center from Calpine Corporation, a California-based independent power producer. Prior to this purchase, the power from the De Pere Energy Center was under long-term contract to Wisconsin Public Service and was accounted for as a capital lease. This power purchase agreement required Calpine to expand the facility in the future. The power purchase agreement became uneconomical in the current market. Concurrent with the purchase, the long-term power purchase contract was terminated. The $120.4 million purchase included a $72.0 million payment upon closing and a $48.4 million payment in December 2003. As a result of the purchase, the capital lease obligation was reversed and the difference between the capital lease asset and the $120.4 million purchase price was recorded as a regulatory asset. Of the $47.8 million regulatory asset initially recorded, $45.6 million is under the jurisdiction of the Public Service Commission of Wisconsin and will be amortized over 20 years beginning on January 1, 2004. Amortization of the remaining regulatory asset, which is under the jurisdiction of Federal Energy Regulatory Commission and the Michigan Public Service Commission, began in 2003 and will also occur over 20 years.

The transaction also includes a new power purchase agreement with Calpine's Fox Energy Center, which is currently under construction in Kaukauna, Wisconsin. The Fox Energy Center is being constructed as a 235-megawatt gas-fired facility and is scheduled for completion in June 2005. Wisconsin Public Service will purchase 150 megawatts of electricity from June 2005 through June 2006, increasing to an estimated 235 megawatts annually in 2006 through 2015 from this plant. The additional capacity is needed to serve expected growth in northeast Wisconsin. The new power purchase agreement is contingent on timely plant construction and does not meet the requirements of a capital lease.

ECO COAL PELLETIZATION #12

In November 2001, WPS Power Development, through its subsidiary ECO Coal Pelletization #12 LLC, entered into a transaction to acquire from its partner the remaining interest in the synthetic fuel producing facility (partially owned by ECO #12). Concurrently, with this transaction, WPS Power Development entered into a separate transaction with a subsidiary of a public company resulting in ECO #12 contributing 100% of its synthetic fuel producing machinery to a newly formed entity in exchange for cash and a one-third ownership interest in the newly formed entity.

As a result of these transactions, WPS Power Development was the sole member of ECO #12. ECO #12 holds a one-third minority ownership interest in an entity, which produces synthetic fuel from coal qualifying for tax credits under Section 29 of the Internal Revenue Code. The sale of synthetic fuel produced by this facility entitles ECO #12 to a portion of the Section 29 tax credits generated.

These transactions generated a pre-tax gain of $40.2 million of which $38.0 million had been deferred as of December 31, 2001, as a result of certain rights of rescission and put options being granted to the buyer. The rights of rescission and the put options expired in 2002 and, as a result, WPS Power Development recognized all of the $38.0 million deferred gain in miscellaneous income on the Consolidated Statement of Income in 2002.

The actual payments for the purchase of the former partner's interest in ECO #12 were contingent upon the same provisions referred to above. As a result, $21.3 million was originally held in escrow and was released proportionately as the respective rescission rights and put options expired. As of December 31, 2002, this escrow had a balance of $3.5 million, $2.7 million of which was released in 2003 as the remaining contingencies, not related to the recognition of the deferred gain, expired. As a result of negotiations with our former partner, the remaining $0.8 million was released to WPS Power Development and recorded as a gain, within miscellaneous income, in 2003.

On December 19, 2002, WPS Power Development sold an approximate 30% interest in ECO #12 to a third party. The buyer purchased the Class A interest in ECO #12 which gives the buyer a preferential allocation of tons of synthetic fuel produced and sold annually. The buyer may be allocated additional tons of synthetic fuel if WPS Power Development makes them available, but neither party is obligated beyond the required annual allocation of tons. The buyer's share of losses generated from the synthetic fuel operation, $5.6 million in 2003, is recorded as minority interest in the Consolidated Statements of Income.

WPS Power Development received consideration of $3.0 million cash, as well as a fixed note and a variable note for the second sale transaction. Payments under the variable note are contingent upon the synthetic fuel production facility achieving specified levels of synthetic fuel production. In conjunction with the sale, WPS Power Development has agreed to make certain payments to a third party broker, consisting of an up front payment of $1.5 million (which was paid at the time of closing), $1.9 million which was paid in 2003 and a projected payment of $1.9 million in 2004. A deferred gain of $9.2 million and $11.6 million was reflected on WPS Power Development's balance sheet at December 31, 2003, and 2002, respectively. This deferred gain represents the present value of future payments under the fixed note and the upfront cash payments net of transaction costs. It does not include an amount for the variable note, which is contingent upon the synthetic fuel production. Payments on the variable note are a function of fuel production and are recognized as a component of the gain when received. In 2003, a pre-tax gain in the amount of $7.6 million was recognized as a component of miscellaneous income related to this transaction. Similar gains are expected to result from this transaction through 2007. There was no gain recognized in 2002 from the 2002 sale.

CANADIAN RETAIL GAS BUSINESS

On November 1, 2002, WPS Energy Services entered into an agreement to purchase a book of retail gas business in the Canadian provinces of Quebec and Ontario. Consideration for the purchase consists of an earn-out to the seller based on a percentage of gross margin on the volume of natural gas delivered to certain customers during a two-year period ending October 31, 2004. The earn-out is equivalent to fixed percentages of gross margin realized over this two-year period for customers already under contract and for customers appearing on the acquired customer list who entered into a contract with WPS Energy Services subsequent to the date of purchase. Total consideration paid from the acquisition date through December 31, 2003, approximated $0.8 million. This transaction was accounted for using the purchase method of accounting; therefore, the results of operations are included in the financial statements presented for WPS Resources only since the acquisition date. There was no goodwill recorded in the acquisition as the purchase price approximated the fair value of the acquired assets and liabilities. The business is part of the operations of WPS Energy Services of Canada Corp., a subsidiary of WPS Energy Services, which was created in October 2002.

WPS EMPIRE STATE, INC.

Effective June 1, 2002, WPS Power Development acquired CH Resources, Inc. from Central Hudson Energy Services, Inc. The corporate name of CH Resources, Inc. was changed to WPS Empire State, Inc. WPS Empire State owns three power plants and associated assets in upstate New York with a combined capacity of 258 megawatts. WPS Power Development used the purchase method of accounting to account for the acquisition, accordingly the operations of WPS Empire State are included in the financial statements presented for WPS Resources for all periods beginning June 1, 2002, but do not have a material impact. The purchase price, including acquisition costs, was $61.1 million. There was no goodwill recorded in this acquisition, as the purchase price approximated the fair value of the acquired assets and liabilities.

WISCONSIN RIVER POWER COMPANY

Wisconsin Public Service increased its ownership in Wisconsin River Power Company to two-thirds by purchasing an additional one-third interest from Consolidated Water Power Company in 2000. In December 2001, Wisconsin Power and Light Company exercised its option to purchase one-half of Wisconsin Public Service's additional one-third share of Wisconsin River Power. Both transactions were at net book value of Wisconsin River Power at August 31, 2000. As a result, Wisconsin Public Service and Wisconsin Power and Light each own one-half of Wisconsin River Power with Wisconsin Public Service remaining the operator of the facility.

ADDITIONAL INTEREST IN KEWAUNEE NUCLEAR POWER PLANT

On September 24, 2001, Wisconsin Public Service acquired Madison Gas and Electric Company's 17.8% interest in the Kewaunee nuclear power plant including its decommissioning trust assets. As a result of the $17.5 million purchase, Wisconsin Public Service now owns 59% of the plant with the remaining portion held by Wisconsin Power and Light Company. The additional share of the operations of the Kewaunee nuclear power plant is included in the financial statements of Wisconsin Public Service beginning September 24, 2001. Madison Gas and Electric retains its obligations as they relate to the plant for the period of time it was an owner.

Madison Gas and Electric maintained one decommissioning trust fund that accumulated its remaining contributions in accordance with its existing funding plan, which extended to December 31, 2002. On January 3, 2003, Madison Gas and Electric transferred the assets of the remaining trust fund to a Wisconsin Public Service trust fund. This trust fund has been included in our financial statements since the initial transaction. Wisconsin Public Service assumed Madison Gas and Electric's share of the decommissioning obligations in exchange for these trust funds. See earlier discussion in this section for additional information related to the sale of the Kewaunee nuclear power plant.


V93

Jeffrey Sievert, a Fleet Mechanic in the Wisconsin Public Service Wausaukee service center, helps keep our vehicles in top running order.

WISCONSIN FUEL AND LIGHT COMPANY

On April 1, 2001, Wisconsin Public Service completed a merger with Wisconsin Fuel and Light Company. Wisconsin Fuel and Light served residential, commercial, and industrial natural gas customers in Manitowoc and Wausau, Wisconsin. Wisconsin Fuel and Light's shareholders received 1.73 shares of WPS Resources' common stock for each share of Wisconsin Fuel and Light common stock. A total of 1,763,943 shares were issued resulting in a purchase price of $54.8 million based on an average price of $31.0625, the prevailing price at the time of the merger announcement.

Wisconsin Public Service used the purchase method of accounting and recorded $41.9 million of total premium associated with the purchase. Of the total premium, $36.1 million was recorded as goodwill and is included within other assets on the Consolidated Balance Sheets. During 2001, Wisconsin Public Service amortized $0.6 million of goodwill using the straight-line method over a period of 40 years.

We adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. In accordance with the requirements of this statement, we ceased amortizing the goodwill on January 1, 2002. In 2003, Wisconsin Public Service transferred $0.9 million from a regulatory acquisition premium (previously classified as property, plant, and equipment) to goodwill. See Note 11 – Goodwill and Other Intangible Assets for more information.

The remaining premium, $4.9 million after taxes, was recorded as an acquisition adjustment in plant, which we expect to be recovered in Wisconsin retail rates over the three-year period of 2003 through 2005. The acquisition premium will be amortized over the recovery period.

The operations of Wisconsin Fuel and Light are included in the financial statements presented for Wisconsin Public Service and WPS Resources for the period beginning April 1, 2001, but do not have a material impact.

NOTE 7—JOINTLY OWNED UTILITY FACILITIES

Information regarding Wisconsin Public Service's share of major jointly owned electric-generating facilities in service at December 31, 2003, is set forth below:

Wisconsin Public Service's share of direct expenses for these plants is included in the corresponding operating expenses in the Consolidated Statements of Income. Wisconsin Public Service has supplied its own financing for all jointly owned projects.

(Millions, except for percentages)	West Marinette Unit No. 33	Columbia Energy Center	Edgewater Unit No. 4	Kewaunee Plant
Ownership	68.0%	31.8%	31.8%	59.0%
Wisconsin Public Service's share of plant nameplate capacity (megawatts)	56.8	335.2	105.0	315.0
Utility plant in service	$18.0	$129.5	$28.8	$252.2
Accumulated depreciation	$ 7.5	$ 82.5	$16.9	$180.8
In-service date	1993	1975 and 1978	1969	1974

NOTE 8—NUCLEAR PLANT OPERATION

On November 7, 2003, Wisconsin Public Service and Wisconsin Power and Light Company entered into an agreement to sell the Kewaunee nuclear power plant to a subsidiary of Dominion Resources, Inc. The transaction is subject to approval from various regulatory agencies, including the Public Service Commission of Wisconsin, the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, and several other state utility regulatory agencies and is projected to close in the second half of 2004. Approval has already been obtained from the Iowa Public Utility Commission. See Note 6 – Acquisitions and Sales of Assets for more information on the transaction.

The quantity of heat produced for the generation of electric energy by the Kewaunee nuclear power plant is the basis for the amortization of the costs of nuclear fuel to electric production fuel expense, including an amount for ultimate disposal. These costs are recovered currently from customers in rates. The ultimate storage of fuel is the responsibility of the United States Department of Energy pursuant to a contract required by the Nuclear Waste Act of 1982. The Department of Energy receives quarterly payments for the storage of fuel based on generation. During 2003, payments from Wisconsin Public Service to the Department of Energy totaled $2.3 million. During 2002 and 2001, payments totaled $2.5 million and $1.4 million, respectively.

On an interim basis, spent nuclear fuel storage space is provided at the Kewaunee nuclear power plant. Expenses associated with interim spent fuel storage at the Kewaunee nuclear power plant are recognized as current operating costs. At current production levels, the plant has sufficient storage for all fuel assemblies until 2009 with full core offload. Additional capacity will be needed by 2010 to maintain full core offload capability for fuel assemblies in use at shutdown in 2013.

The accumulated provision for nuclear fuel, which represents nuclear fuel purchases and amortization, totaled $265.1 million at December 31, 2003, and $256.9 million at December 31, 2002.

For information on the depreciation policy for the Kewaunee nuclear power plant, see Note 1(H) – Property, Plant, and Equipment.

Wisconsin Public Service's share of nuclear decommissioning costs to date has been accrued over the estimated service life of the Kewaunee nuclear power plant, recovered currently from customers in rates, and deposited in external trusts. Such costs totaled $3.0 million in 2003 and $2.6 million in both 2002 and 2001. In developing our decommissioning funding plan, we assumed a long-term after-tax earnings rate of approximately 5%.

At Upper Peninsula Power Company, the operating budget is carefully planned, with input from individuals in key areas. This includes, from left to right, Frank Stipech, UPPCO Operations Manager; Robert Edwards, Superintendent – Regional Generation; Dan Crane, Regional Account Executive; George Mrosz, Superintendent – Substation and Transmission Operations; Grant Larsen, Senior Business Consultant; and Gary Erickson, Vice President.



As of December 31, 2003, the market value of the external nuclear decommissioning trusts totaled $332.3 million.

As part of the anticipated sale of the Kewaunee nuclear power plant, Wisconsin Public Service will transfer its qualified nuclear decommissioning trust assets to Dominion. Wisconsin Public Service will retain the nonqualified trust assets, which totaled $115.1 million pre-tax ($92.6 million net of tax) at December 31, 2003. The funds collected from customers for the decommissioning obligation related to the nonqualified trust are expected to be refunded to customers in accordance with yet-to-be-determined regulatory guidelines. Also in conjunction with the anticipated sale, the Public Service Commission of Wisconsin suspended funding into the retail jurisdiction of Wisconsin Public Service's decommissioning trusts for 2004. For the wholesale jurisdiction, funding during 2004 will be $1.1 million.

In the fourth quarter of 2003, Wisconsin Public Service changed its investment strategy for its qualified trust and placed the assets in short-term investments. This was done to reduce volatility in the value of the trust for the anticipated transfer to Dominion at the time of closing of the Kewaunee sale. A condition of the sale specifies a minimum amount of qualified trust assets to be transferred. This liquidation and reinvestment resulted in a sizable increase in realized earnings for 2003 and a corresponding increase in depreciation expense. It also resulted in a sizable decrease in the percent of investments held in equity securities compared to prior years.

Investments in the nuclear decommissioning trusts are recorded at fair value. Investments at December 31, 2003, consisted of 27.9% equity securities and 72.1% fixed income securities. The investments are presented net of related income tax effects on unrealized gains, and represent the amount of assets available to accomplish decommissioning. The nonqualified trust investments designated to pay income taxes when unrealized gains become realized are classified as other assets. At December 31, 2003, the amount classified as other assets was $22.5 million. An offsetting regulatory liability reflects the expected reduction in future rates as unrealized gains in the nonqualified trust are realized. Information regarding the cost and fair value of the external nuclear decommissioning trusts, net of tax is set forth below:

2003 Security Type *(Millions)*	Fair Value	Cost	Unrealized Gain
Fixed income	$239.7	$239.6	$ 0.1
Equity	92.6	59.1	33.5
Balance at December 31	$332.3	$298.7	$33.6

2002 Security Type *(Millions)*	Fair Value	Cost	Unrealized Gain
Fixed income	$119.7	$114.0	$ 5.7
Equity	170.8	143.0	27.8
Balance at December 31	$290.5	$257.0	$33.5

Future decommissioning costs collected in customer rates and a charge for realized earnings from external trusts are included in depreciation expense. Realized trust earnings totaled $38.7 million in 2003, $1.7 million in 2002, and $8.1 million in 2001. In 2002, unrealized gains and losses, net of taxes, in the external trusts were reflected as changes to the decommissioning reserve, since decommissioning expense is recognized as the gains and losses are realized, in accordance with regulatory requirements. The noncurrent liability for nuclear decommissioning and other costs of removal included an accumulated provision for decommissioning totaling $290.5 million at December 31, 2002. In 2003, the accumulated provision for decommissioning was removed from nuclear decommissioning and other costs of removal as these costs are now accounted for as asset retirement obligations in accordance with Statement No. 143 (see Note 1 (V) – New Accounting Pronouncements).

If the sale is not consummated, Wisconsin Public Service's share of the Kewaunee nuclear power plant decommissioning, based on its 59% ownership interest, is estimated to be $331 million in current (2003) dollars based on a site-specific study. The study was performed in 2002 by an external consultant and will be used as the basis for calculating regulatory funding requirements. The study uses several assumptions, including immediate dismantlement as the method of decommissioning and plant shutdown in 2013. Based on the standard cost escalation assumptions reflected in our current funding plan, which were determined based on the requirements of a July 1994 Public Service Commission of Wisconsin order, the undiscounted amount of Wisconsin Public Service's share of decommissioning costs forecasted to be expended between the years 2013 and 2037 is $929 million if the sale is not consummated. See Note 6 – Acquisitions and Sales of Assets for further discussion of the pending sale of the Kewaunee nuclear power plant.

Beginning January 1, 2003, we adopted Statement No. 143. This statement applies to all entities with legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, or development and/or normal operation of that asset. We have identified the final decommissioning of the Kewaunee nuclear power plant as an asset retirement obligation and have recorded an asset retirement obligation of $343.6 million at December 31, 2003. This amount is based on several significant assumptions, including the scope of decommissioning work performed, the timing of future cash flows, and inflation and discount rates. Some of these assumptions differ significantly from the assumptions authorized by the Public Service Commission of Wisconsin to calculate the nuclear decommissioning liability for funding purposes. For more information on Statement No. 143 and its impact on the Kewaunee nuclear power plant refer to Note 16 – Asset Retirement Obligations.

NOTE 9 — REGULATORY ASSETS AND LIABILITIES

The following regulatory assets and liabilities are reflected in our consolidated balance sheets as of December 31:

WPS Resources' Regulatory Assets/Liabilities *(Millions)*	2003	2002
Regulatory assets		
De Pere Energy Center	$ 47.7	$ 47.8
Environmental remediation costs (net of insurance recoveries)	41.0	40.0
Minimum pension liability	15.2	-
Deferred nuclear costs	4.9	7.9
Automated meter reading costs	4.5	2.6
Plant related costs	2.6	0.3
Funding for enrichment facilities	2.4	3.0
Unamortized loss on debt	1.4	2.1
Other	8.0	7.2
Total	$127.7	$110.9
Regulatory liabilities		
Cost of removal reserve	$180.0	$ -
Asset retirement obligations	66.9	-
Unrealized gain on decommissioning trust	22.5	13.0
Income tax related items	11.8	17.7
Derivatives	8.4	1.4
Demand-side management expenditures	5.3	5.9
Deferred gain on emission allowance sales	5.1	3.8
Deferred American Transmission costs	3.4	3.1
Interest from tax refunds	0.7	4.8
Other	0.3	-
Total	$304.4	$ 49.7

Our utility subsidiaries expect to recover their regulatory assets and return their regulatory liabilities through rates charged to customers based on specific ratemaking decisions or precedent for each item over periods specified by the regulators or over the normal operating period of the assets and liabilities to which they relate. Except for amounts expended for environmental costs, Wisconsin Public Service is recovering carrying costs for all regulatory assets. Upper Peninsula Power may recover carrying costs on environmental regulatory assets. Based on prior and current rate treatment for such costs, we believe it is probable that Wisconsin Public Service and Upper Peninsula Power will continue to recover from customers the regulatory assets described above.

See Note 6 – Acquisitions and Sales of Assets, Note 16 – Asset Retirement Obligations, Note 17 – Income Taxes, and Note 19 – Employee Benefit Plans for specific information on regulatory deferrals related to the De Pere Energy Center, asset retirement obligations and cost of removal, income taxes, and pensions. See Note 18 – Commitments and Contingencies for information on environmental remediation deferred costs.

NOTE 10 — INVESTMENTS IN AFFILIATES, AT EQUITY METHOD

Investments in corporate joint ventures and other companies accounted for under the equity method at December 31, 2003 and 2002 follow.

(Millions)	2003	2002
American Transmission Company, LLC	$ 79.9	$57.5
Guardian Pipeline, LLC	27.4	-
Wisconsin River Power Company	12.8	9.6
Other	4.9	6.1
Investments in affiliates, at equity method	$125.0	$73.2

Investments in affiliates under the equity method are a component of other assets on the Consolidated Balance Sheets and the equity income is recorded in miscellaneous income on the Consolidated Statements of Income.

WPS Investments, LLC, a consolidated subsidiary of WPS Resources, had a 19.8% ownership interest in American Transmission Company, LLC, at December 31, 2003. American Transmission Company is a for-profit, transmission-only company. It owns, maintains, monitors, and operates electric transmission assets in portions of Wisconsin, Michigan, and Illinois. American Transmission Company began operation on January 1, 2001. Its assets previously were owned and operated by multiple electric utilities serving the upper Midwest, all of which transferred their transmission assets to American Transmission Company in exchange for an ownership interest. A Wisconsin law encouraged utilities in the state to transfer ownership and control of their transmission assets to a state-wide transmission company.

Wisconsin Public Service contributed its transmission assets on January 1, 2001, and Upper Peninsula Power contributed its transmission assets on June 28, 2001. During 2003, Wisconsin Public Service made additional contributions and sold the Wausau, Wisconsin, to Duluth, Minnesota, transmission line to the American Transmission Company. See Note 6 – Acquisitions and Sales of Assets for more information on these transactions.

Wisconsin Public Service and Upper Peninsula Power record related party transactions for services provided to and network transmission services received from American Transmission Company. Charges to American Transmission Company for services provided by Wisconsin Public Service were $14.4 million, $12.9 million, and $11.3 million in 2003, 2002, and 2001, respectively. Upper Peninsula Power charged $7.6 million, $5.8 million, and $2.7 million for 2003, 2002, and 2001, respectively for services provided. Network transmission costs paid to American Transmission Company by Wisconsin Public Service were $33.6 million, $31.0 million, and $25.2 million in 2003, 2002, and 2001, respectively. Upper Peninsula Power recorded network transmission costs of $4.4 million, $5.0 million, and $3.3 million in 2003, 2002, and 2001, respectively.

WPS Resources recorded dividends received of $7.5 million from American Transmission Company at December 31, 2003.

Condensed financial data of American Transmission Company follows:

(Millions)	2003	2002	2001
Income statement data			
Revenues	$225.6	$205.3	$174.5
Operating expenses	(139.5)	(131.1)	(110.1)
Other income (expense)	(23.4)	(20.1)	(11.2)
Net income	$ 62.7	$ 54.1	$ 53.2
WPS Investment's equity in net income	$ 10.1	$ 7.9	$ 7.1
Balance sheet data			
Current assets	$ 33.1	$ 40.7	$ 56.7
Non-current assets	927.3	754.3	666.2
Total assets	$960.4	$795.0	$722.9
Current liabilities	$ 66.6	$ 46.9	$ 36.1
Long-term debt	448.2	348.0	297.9
Other non-current liabilities	12.9	6.6	3.2
Shareholders' equity	432.7	393.5	385.7
Total liabilities and shareholders' equity	$960.4	$795.0	$722.9

Wisconsin River Power Company, of which Wisconsin Public Service owns 50% of the voting stock, is incorporated under the laws of the state of Wisconsin and has its principal office at the principal executive offices of Wisconsin Public Service. Wisconsin River Power's business consists of the operation of an oil-fired combustion turbine and two hydroelectric plants on the Wisconsin River. The energy output of the hydroelectric plants is sold in equal parts to the three companies that previously owned equal proportions of all of the outstanding stock of Wisconsin River Power (Wisconsin Public Service, Wisconsin Power and Light, and Consolidated Water Power). The electric power from the combustion turbine is sold in equal parts to Wisconsin Public Service and Wisconsin Power and Light.

Wisconsin Public Service records related party transactions for sales to and purchases from Wisconsin River Power. Revenues from services provided to Wisconsin River Power were $1.4 million, $1.5 million, and $0.9 million for 2003, 2002, and 2001, respectively. Purchases from Wisconsin River Power by Wisconsin Public Service were $2.0 million, $2.1 million, and $1.7 million for 2003, 2002, and 2001, respectively.

Wisconsin Public Service recorded dividends received of $1.5 million from Wisconsin River Power at December 31, 2003.

Condensed financial data of Wisconsin River Power Company follows:

(Millions)	2003	2002	2001
Income statement data			
Revenues	$ 6.7	$ 6.4	$ 5.5
Operating expenses	(5.0)	(4.9)	(4.3)
Other income (expense)	7.7	4.2	1.4
Net income	$ 9.4	$ 5.7	$ 2.6
Wisconsin Public Service's equity in net income	$ 4.7	$ 2.7	$ 1.8
Balance sheet data			
Current assets	$ 8.3	$ 3.6	$ 2.1
Non-current assets	19.9	20.1	16.5
Total assets	$28.2	$23.7	$18.6
Current liabilities	$ 1.1	$ 3.5	$ 4.3
Other non-current liabilities	1.7	1.0	0.8
Shareholders' equity	25.4	19.2	13.5
Total liabilities and shareholders' equity	$28.2	$23.7	$18.6

WPS Investments, LLC, a consolidated subsidiary of WPS Resources, purchased a 33% ownership interest in Guardian Pipeline, LLC, on May 30, 2003. Guardian Pipeline owns a natural gas pipeline, which began operating in 2002, that stretches about 140 miles from near Joliet, Illinois, into southern Wisconsin. It can transport up to 750 million cubic feet of natural gas daily.

Condensed financial data of Guardian Pipeline, LLC, as of December 31, 2003, and for the period from May 30, 2003, to December 31, 2003, follows:

(Millions)	2003
Income statement data	
Revenues	$ 20.6
Operating expenses	(8.7)
Other income (expense)	(8.2)
Net income	$ 3.7
WPS Investment's equity in net income	$ 1.2
Balance sheet data	
Current assets	$ 7.4
Non-current assets	270.9
Total assets	$278.3
Current liabilities	$ 10.2
Long-term debt	175.6
Shareholders' equity	92.5
Total liabilities and shareholders' equity	$278.3

Other investments accounted for under the equity method include WPS Nuclear Corporation's (a consolidated subsidiary of WPS Resources) investment in Nuclear Management Company, LLC. The Nuclear Management Company is owned by affiliates of five utilities in the upper Midwest and operates the six nuclear power plants of these utilities. At December 31, 2003, WPS Nuclear Corporation's ownership in

Nuclear Management Company was 20%. Wisconsin Public Service recorded related party transactions for services provided by Nuclear Management Company for the management and operation of the Kewaunee nuclear plant. Management service fees paid to Nuclear Management Company by Wisconsin Public Service were $25.2 million, $24.6 million, and $16.4 million in 2003, 2002, and 2001, respectively. Management service fees paid to Nuclear Management Company in 2003 and 2002 reflect a 17.8% increase in Wisconsin Public Service's ownership of the Kewaunee plant after acquiring Madison Gas and Electric Company's ownership in the Kewaunee plant on September 24, 2001.

NOTE 11--GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill recorded by WPS Resources Corporation was $36.4 million and $35.5 million at December 31, 2003, and 2002, respectively. The goodwill is recorded in Wisconsin Public Service's natural gas segment relating to its merger with Wisconsin Fuel and Light. In 2003, Wisconsin Public Service transferred $0.9 million from a regulatory acquisition premium (previously classified as property, plant and equipment) to goodwill. The increase in goodwill reflects an adjustment to the amount of recoverable goodwill recorded from the Wisconsin Fuel and Light merger allowed by the Public Service Commission of Wisconsin in its March 2003 rate order.

Goodwill and purchased intangible assets are included in other assets on the Consolidated Balance Sheets. Information in the tables below relates to total purchased identifiable intangible assets for the years indicated (excluding assets held for sale).

(Millions)	December 31, 2003			
Asset Class	Average Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net
Emission credits	1 to 30	$ 7.4	$(1.1)	$6.3
Customer related	1 to 5	3.7	(3.0)	0.7
Other	1 to 30	3.3	(0.6)	2.7
Total		$14.4	$(4.7)	$9.7

(Millions)	December 31, 2002			
Asset Class	Average Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net
Emission credits	1 to 30	$ 5.2	$(0.6)	$4.6
Customer related	1 to 5	3.5	(2.0)	1.5
Other	1 to 30	3.3	(0.4)	2.9
Total		$12.0	$(3.0)	$9.0

The generation assets of WPS Power Development are subject to regulations on sulfur dioxide and nitrogen oxide emissions. In 2003, WPS Power Development had a net increase in the gross carrying value of their emissions credits due to additional purchases of emission allowances to meet requirements, partially offset by the write-down of existing nitrogen oxide allowances to market value.

Intangible asset amortization expense, in the aggregate, for the years ended December 31, 2003, and 2002, was $1.7 million and $1.0 million, respectively.

Estimated Amortization Expense:

For year ending December 31, 2004	$1.6 million
For year ending December 31, 2005	1.3 million
For year ending December 31, 2006	0.9 million
For year ending December 31, 2007	1.3 million
For year ending December 31, 2008	1.4 million

NOTE 12—LEASES

The company leases various property, plant and equipment. Terms of the leases vary, but generally require the company to pay property taxes, insurance premiums, and maintenance costs associated with the leased property. Rental expense attributable to operating leases was $5.2 million, $5.1 million, and $7.1 million in 2003, 2002, and 2001, respectively. Future minimum rental obligations under non-cancelable operating leases, are payable as follows:

Year ending December 31 *(Millions)*	
2004	$ 5.0
2005	2.8
2006	2.0
2007	1.7
2008	1.4
Later years	6.1
Total payments	$19.0

NOTE 13—SHORT-TERM DEBT AND LINES OF CREDIT

WPS Resources Corporation has syndicated a $225 million 364-day revolving credit facility, and Wisconsin Public Service has syndicated a $115 million 364-day revolving credit facility, to provide short-term borrowing flexibility and security for commercial paper outstanding.

The information in the table below relates to short-term debt and lines of credit for the years indicated.

(Millions, except for percentages)	2003	2002	2001
As of end of year			
Commercial paper outstanding	$ 28.0	$ 16.0	$ 15.0
Average discount rate on outstanding commercial paper	1.15%	1.35%	1.95%
Short-term notes payable outstanding	$ 10.0	$ 13.8	$ 31.2
Average interest rate on short-term notes payable	1.12%	1.22%	1.61%
Available (unused) lines of credit	$288.9	$264.5	$130.0
For the year			
Maximum amount of short-term debt	$194.2	$133.4	$177.6
Average amount of short-term debt	$104.3	$ 59.7	$110.6
Average interest rate on short-term debt	1.38%	1.73%	4.32%

The commercial paper had a maturity date of January 8, 2004.
The short-term notes payable is due "on demand."

NOTE 14—LONG-TERM DEBT

At December 31 *(Millions)*			2003	2002
First mortgage bonds – Wisconsin Public Service				
	Series	Year Due		
	6.80%	2003	$ –	$ 50.0
	6.125%	2005	–	9.1
	6.90%	2013	22.0	22.0
	7.125%	2023	50.0	50.0
Senior notes – Wisconsin Public Service				
	Series	Year Due		
	6.125%	2011	150.0	150.0
	4.875%	2012	150.0	150.0
	4.80%	2013	125.0	-
	6.08%	2028	50.0	50.0
First mortgage bonds – Upper Peninsula Power				
	Series	Year Due		
	7.94%	2003	–	15.0
	10.0%	2008	0.9	1.5
	9.32%	2021	16.2	17.1
Unsecured senior notes – WPS Resources				
	Series	Year Due		
	7.00%	2009	150.0	150.0
	5.375%	2012	100.0	100.0
Term loans – nonrecourse, collateralized by nonregulated assets			87.2	91.7
Tax exempt bonds			27.0	27.0
Notes payable to bank, collateralized by nonregulated plant			–	11.6
Senior secured note			2.9	3.1
Total			931.2	898.1
Unamortized discount and premium on bonds and debt			(2.7)	(2.6)
Total long-term debt			928.5	895.5
Less current portion			(56.6)	(71.1)
Total long-term debt			$871.9	$824.4

On January 19, 2004, Wisconsin Public Service retired $49.9 million of its 7.125% series first mortgage bonds. These bonds had an original maturity date of July 1, 2023.

In February 2003, Wisconsin Public Service retired $50.0 million of 6.80% first mortgage bonds that had reached maturity. Wisconsin Public Service also called $9.1 million of 6.125% tax-exempt bonds in May 2003. In December 2003, Wisconsin Public Service issued $125.0 million of 4.80% senior notes due December 2013. The senior notes are collateralized by a pledge of first mortgage bonds and become non-collateralized if Wisconsin Public Service retires all of its outstanding first mortgage bonds.

In March 2003, Upper Peninsula Power retired $15.0 million of 7.94% first mortgage bonds that had reached maturity. Upper Peninsula Power is required to make bond sinking fund payments for some of its outstanding first mortgage bonds.

Borrowings by WPS Power Development under term loans and collateralized by nonregulated assets totaled $87.2 million at December 31, 2003. The assets of WPS New England Generation, Inc. and WPS Canada Generation, Inc., subsidiaries of WPS Power Development, collateralize $5.8 million and $14.4 million, respectively, of the total outstanding amount. Both have semiannual installment payments, an interest rate of 8.75%, and mature in May 2010. Sunbury Generation, LLC, an indirect subsidiary of WPS Power Development, is the borrower of the remaining $67.0 million that is collateralized by its plant. Quarterly payments are made in relation to this financing that carries an interest rate of 7.8725% for the year ended December 31, 2003, and matures in March 2018. This loan also has renewals in 2006 and 2012. However, if certain debt covenants are not met, the lender is not required to renew the loans.

In April 2001, the Schuylkill County Industrial Development Authority issued $27.0 million of refunding tax-exempt bonds. At the time of issuance of the refunding bonds, WPS Westwood Generation, LLC, a subsidiary of WPS Power Development, owned the original bonds, the proceeds of which were used in substantial part to provide facilities. Upon issuance of the refunding bonds, the original bonds were paid off. WPS Westwood Generation was paid $27.0 million from the proceeds of the refunding bonds for the retirement of the original bonds plus accrued interest. WPS Westwood Generation is now obligated to pay the refunding bonds with monthly payments that have a floating interest rate that is reset weekly. At December 31, 2003, the interest rate was 1.10%. The bonds mature in April 2021. WPS Resources agreed to guarantee WPS Westwood Generation's obligation to provide sufficient funds to pay the refunding bonds and the related obligations and indemnities.

In November 2003, WPS Power Development retired all of the notes payable under a revolving credit note, in the amount of $12.5 million. The note was collateralized by the assets of the Stoneman plant and was guaranteed by WPS Resources. Variable interest payments were made quarterly during 2003.

Upper Peninsula Power has a senior secured note of $2.9 million as of December 31, 2003, which requires semiannual payments at an interest rate of 9.25%, and matures in 2011.

At December 31, 2003, WPS Resources and its subsidiaries were in compliance with all covenants relating to outstanding debt. A schedule of all principal debt payment amounts, including bond maturities and early retirements, for WPS Resources is as follows:

Year ending December 31 *(Millions)*	
2004	$ 56.6
2005	7.0
2006	7.7
2007	8.3
2008	9.4
Later years	842.2
Total payments	$931.2

NOTE 15—COMPANY-OBLIGATED MANDATORILY REDEEMABLE TRUST PREFERRED SECURITIES OF PREFERRED STOCK TRUST

On July 30, 1998, WPSR Capital Trust I, a Delaware business trust, issued $50.0 million of trust preferred securities to the public. WPS Resources owns all of the outstanding trust common securities of the Trust, and the only asset of the Trust was $51.5 million of subordinated debentures issued by WPS Resources. The debentures were due on June 30, 2038, and bore interest at 7% per year. The terms and interest payments on the debentures correspond to the terms and distributions on the trust preferred securities.

As discussed in Note 1(V) – New Accounting Pronouncements, the provisions of Interpretation No. 46R were required to be applied to special purpose entities as of the end of the first reporting period ending after December 15, 2003. It has been determined that WPSR Capital Trust I qualifies as a special purpose entity and; therefore, the provisions of Interpretation No. 46R were applied to the Trust at December 31, 2003. Prior to this date, we consolidated the preferred securities of the Trust into our financial statements as we held all of the voting securities. Per the provisions of Interpretation No. 46R, however, the voting interest approach is not effective in identifying controlling financial interests in which the equity investor does not bear the residual economic risks. It has been determined that the preferred security holders bear the majority of the residual economic risks associated with WPSR Capital Trust I and, therefore, the Trust has been deconsolidated effective December 31, 2003. As a result of the deconsolidation, WPS Resources recorded a $1.5 million investment in trust within other current assets and a $51.5 million note payable to preferred stock trust, respectively, within the Consolidated Balance Sheet at December 31, 2003. Prior periods have not been restated per the transition provisions of Interpretation No. 46R. The Trust remains consolidated within the December 31, 2002, Consolidated Balance Sheet and the interest payments on the debentures are reflected within interest expense and distributions on trust preferred securities on the Consolidated Statements of Income for all years presented.

On January 8, 2004, we redeemed all of the subordinated debentures that were initially issued to the Trust for $51.5 million and paid accrued interest of $0.1 million. This action required the Trust to redeem an equal amount of trust securities at face value plus any accrued interest and unpaid distributions. As a result of these transactions, the Trust has been dissolved effective January 8, 2004.

NOTE 16—ASSET RETIREMENT OBLIGATIONS

Legal retirement obligations identified for the utility segments of WPS Resources relate primarily to the final decommissioning of the Kewaunee nuclear power plant. Wisconsin Public Service has a legal obligation to decommission the irradiated portions of the Kewaunee nuclear power plant in accordance with the Nuclear Regulatory Commission's minimum decommissioning requirements. We have also identified other legal retirement obligations related to utility plant assets that are not currently significant to the financial statements. Upon implementation of Statement No. 143 on January 1, 2003, we recorded a net asset retirement cost of $90.8 million and an asset retirement obligation of $324.8 million. The difference between previously recorded liabilities of $290.5 million and the cumulative effect of adopting Statement No. 143 was deferred to a regulatory liability pursuant to Statement No. 71.

The nonregulated segments of WPS Resources have identified a legal retirement obligation related to the closure of an ash basin located at the Sunbury plant. Upon implementation of Statement No. 143, the nonregulated segments of WPS Resources recorded an increase in net property, plant, and equipment of $1.4 million, a liability of $2.0 million, and a cumulative effect of adoption after tax that reduced income available for common shareholders by $0.3 million in the first quarter of 2003.

See Note 6 – Acquisitions and Sales of Assets for information on the pending sales of the Sunbury plant and the Kewaunee nuclear power plant.

The following table describes all changes to the asset retirement obligation liabilities of WPS Resources:

(Millions)	Utility	Nonregulated	Total
Asset retirement obligations at December 31, 2002	$ -	$ -	$ -
Liability recognized in transition	324.8	2.0	326.8
Accretion expense	19.2	0.1	19.3
Asset retirement obligation at December 31, 2003	$344.0	$2.1	$346.1

The following pro forma liabilities reflect amounts relating to asset retirement obligations as if Statement No. 143 had been applied during all periods presented:

(Millions)	December 31, 2003	December 31, 2002	January 1, 2002
Utility segments:			
Nuclear decommissioning	$343.6	$324.4	$306.7
Other	0.4	0.4	0.3
Nonregulated segments:			
Ash basin facility	2.1	2.0	1.9

Pro forma income available for common shareholders and earnings per share have not been presented for the periods ended December 31, 2003, 2002, and 2001 because the pro forma application of Statement No. 143 to prior periods would result in pro forma income available for common shareholders and earnings per share not materially different from the actual amounts reported for those periods in the Consolidated Statements of Income.

NOTE 17—INCOME TAXES

The principal components of our deferred tax assets and liabilities recognized in the balance sheet as of December 31 are as follows:

(Millions)	2003	2002
Deferred tax assets		
Plant related	$ 70.5	$ 91.5
Deferred tax credit carry forwards	52.0	35.7
Employee benefits	28.7	45.0
State capital and operating loss carry forwards	10.9	7.9
Other comprehensive income	13.4	6.9
Risk management activities	6.9	(5.6)
Regulatory deferrals	3.4	1.6
Other	5.2	4.3
Total deferred tax assets	191.0	187.3
Valuation allowance	(3.0)	(0.6)
Net deferred tax assets	$188.0	$186.7
Deferred tax liabilities		
Plant related	$233.3	$209.7
Employee benefits	16.1	38.2
Regulatory deferrals	8.7	6.7
Other comprehensive income	3.4	-
Other	7.0	5.8
Total deferred tax liabilities	$268.5	$260.4
Net deferred tax liabilities	$ 80.5	$ 73.7

Valuation allowances have been established for certain state operating and capital loss carry forwards, due to the uncertainty of the ability to benefit from these losses in the future. Carry forward periods vary, but in the majority of states in which we do business the period is 15 years or more.

The differences between income taxes determined by applying the federal statutory rate to income before tax expense for the periods ended December 31 are as follows:

(Millions, except for percentages)	2003		2002		2001	
	Rate	Amount	Rate	Amount	Rate	Amount
Statutory federal income tax	35.0%	$50.5	35.0%	$51.5	35.0%	$33.9
State income taxes, net	5.9	8.5	5.3	7.8	5.2	5.0
Plant related	(0.8)	(1.1)	(1.6)	(2.4)	(3.3)	(3.2)
ESOP dividend	(1.0)	(1.5)	(1.0)	(1.4)	(0.1)	(0.1)
Investment tax credit	(1.2)	(1.7)	(1.2)	(1.7)	(1.8)	(1.7)
Federal tax credits	(13.1)	(18.9)	(16.4)	(24.1)	(23.0)	(22.3)
Other differences, net	(1.4)	(2.1)	(0.6)	(1.0)	(2.5)	(2.4)
Effective income tax	23.4%	$33.7	19.5%	$28.7	9.5%	$ 9.2
Current provision						
Federal		$18.3		$17.3		$33.8
State		14.0		11.1		8.4
Foreign		1.8		(0.4)		-
Total current provision		34.1		28.0		42.2
Deferred provision (benefit)		2.8		3.2		(31.8)
Recognition of Net Operating Loss carryforward		(1.5)		(0.8)		0.5
Recognition of deferred investment tax credit		(1.7)		(1.7)		(1.7)
Total income tax expense		$33.7		$28.7		$ 9.2

Foreign income (loss) before taxes was $4.3 million in 2003 and $(1.2) million in 2002.

As the related temporary differences reverse, Wisconsin Public Service and Upper Peninsula Power are prospectively refunding taxes to customers for which deferred taxes were recorded in prior years at rates different than current rates. The regulatory liability for these refunds and other regulatory tax effects totaled $11.8 million as of December 31, 2003, and $17.7 million as of December 31, 2002.

NOTE 18—COMMITMENTS AND CONTINGENCIES

COMMODITY AND PURCHASE ORDER COMMITMENTS

WPS Resources routinely enters into long-term purchase and sale commitments that have various quantity requirements and durations.

WPS Energy Services has unconditional purchase obligations related to energy supply contracts that total $2,136.0 million and extend through 2009. The energy supply contracts at WPS Energy Services generally have offsetting energy sale contracts.

Wisconsin Public Service has obligations related to coal, purchased power, natural gas and nuclear fuel. Obligations related to coal supply extend through 2016 and total $321.4 million. Through 2015, Wisconsin Public Service has obligations totaling $395.6 million for either capacity or energy related to purchased power. Also, there are natural gas supply and transportation contracts with total estimated demand payments of $129.3 million through 2010. Nuclear fuel contracts total $48.0 million.

Wisconsin Public Service expects to recover these costs in future customer rates. Additionally, Wisconsin Public Service has contracts to sell electricity and natural gas to customers. Many of these contracts have indefinite lives.

WPS Power Development also enters into long-term commodity contracts, mainly related to the purchase of coal for the Sunbury plant. The contracts total $1.8 million and extend through 2007.

Upper Peninsula Power has made commitments for the purchase of commodities, mainly capacity or energy related to purchased power, that total $20.6 million and extend through 2006.

WPS Resources also has commitments in the form of purchase orders issued to various vendors. At December 31, 2003, these purchase orders totaled $168.8 million for WPS Resources and Wisconsin Public Service committed $167.6 million of the total. The majority of these commitments relate to large construction projects including the construction of the 500-megawatt coal-fired generation facility near Wausau, Wisconsin.

NUCLEAR PLANT OPERATION

In accordance with Nuclear Regulatory Commission industry requirements, during the completed spring 2003 refueling outage, a visual inspection of the Kewaunee nuclear power plant reactor vessel head was conducted. There were no problems with the vessel head during the most recently completed operating cycle.

After evaluating the cost of continued required inspections of the existing reactor vessel head and the cost to replace the reactor vessel head, the Kewaunee nuclear power plant owners submitted a construction authorization request to the Public Service Commission of Wisconsin for replacement of the reactor vessel head. Approval of the request was received in 2003. The replacement is scheduled to occur during the fall 2004 refueling outage at a cost of up to $14.2 million for Wisconsin Public Service's share of the project.

The Price Anderson Act ensures that funds will be available to pay for public liability claims arising out of a nuclear incident. This Act may require Wisconsin Public Service to pay up to a maximum of $59.4 million per incident. The payments will not exceed $5.9 million per incident in a given calendar year. These amounts relate to Wisconsin Public Service's 59% ownership in the Kewaunee nuclear power plant.

See Note 8 – Nuclear Plant Operation for detailed information on the operations of the Kewaunee nuclear power plant.

See Note 6 – Acquisitions and Sales of Assets for information on the pending sale of the Kewaunee nuclear power plant.

CLEAN AIR REGULATIONS

The United States Environmental Protection Agency has designated southeastern Wisconsin as an ozone non-attainment area. Under the Clean Air Act, the State of Wisconsin developed a nitrogen oxide reduction plan for Wisconsin's ozone non-attainment area. The nitrogen oxide reductions began in 2003 and will gradually increase through 2007. Wisconsin Public Service owns 31.8% of Edgewater Unit 4, which is located in the ozone non-attainment area. A compliance plan for this unit was initiated in 2000. Wisconsin Public Service's share of the costs of this project is expected to be approximately $5 million. The project is nearly complete. Wisconsin Public Service has incurred approximately $4.9 million on this project as of December 31, 2003.

The State of Wisconsin is also seeking voluntary reductions from utility units outside the ozone non-attainment area, which may lead to additional expenditures for nitrogen oxide reductions at other units. Wisconsin Public Service is participating in voluntary efforts to reduce nitrogen oxide levels at the Columbia Energy Center. Wisconsin Public Service owns 31.8% of the Columbia facility. The Public Service Commission of Wisconsin has approved recovery of the costs associated with voluntary nitrogen oxide reductions.

Air quality modeling by the Wisconsin Department of Natural Resources revealed that Weston Units 1 and 2 contribute to a modeled exceedance of the sulfur dioxide ambient air quality standard. Wisconsin Public Service expects that compliance with a future limit can be achieved by managing the coal supply quality and does not expect these changes to have a material impact on the operations of Wisconsin Public Service. Wisconsin Public Service is cooperating with the Wisconsin Department of Natural Resources to develop an approach to resolve this issue.

UNITED STATES ENVIRONMENTAL PROTECTION AGENCY SECTION 114 REQUEST

In November 1999, the United States Environmental Protection Agency announced the commencement of a Clean Air Act enforcement initiative targeting the utility industry. This initiative resulted in the issuance of several notices of violation/findings of violation and the filing of lawsuits against other unaffiliated utilities. In these enforcement proceedings, the United States Environmental Protection Agency claims that the utilities made modifications to the coal-fired boilers and related equipment at the utilities' electric generating stations without first obtaining appropriate permits under the United States Environmental Protection Agency's pre-construction permit program and without installing appropriate air pollution control equipment. In addition, the United States Environmental Protection Agency is claiming, in certain situations, that there were violations of the Clean Air Act's "new source performance standards." In the matters where actions have been commenced, the federal government is seeking penalties and the installation of pollution control equipment.

In December 2000, Wisconsin Public Service received from the United States Environmental Protection Agency a request for information under Section 114 of the Clean Air Act. The United States Environmental Protection Agency sought information and documents relating to work performed on the coal-fired boilers located at the Pulliam and Weston electric generating stations of Wisconsin Public Service. Wisconsin Public Service filed a response with the United States Environmental Protection Agency in early 2001.

On May 22, 2002, Wisconsin Public Service received a follow-up request from the United States Environmental Protection Agency seeking additional information regarding specific boiler-related work performed on Pulliam Units 3, 5 and 7, as well as information on Wisconsin Public Service's life extension program for Pulliam Units 3-8 and Weston Units 1 and 2. Wisconsin Public Service made an initial response to the United States Environmental Protection Agency's follow-up information request on June 12, 2002, and filed a final response on June 27, 2002.

In 2000, 2001, and 2002, Wisconsin Power and Light Company received a similar series of United States Environmental Protection Agency information requests relating to work performed on certain coal-fired boilers and related equipment at the Columbia generating station (a facility located in Portage, Wisconsin, jointly owned by Wisconsin Power and Light Company, Madison Gas and Electric Company and Wisconsin Public Service). Wisconsin Power and Light Company is the operator of the plant and is responsible for responding to governmental inquiries relating to the operation of the facility. Wisconsin Power and Light Company filed its most recent response for the Columbia facility on July 12, 2002.

Depending upon the results of the United States Environmental Protection Agency's review of the information, the United States Environmental Protection Agency may seek additional information from Wisconsin Public Service and/or third parties who have information relating to the boilers, close out the investigation or issue a "notice of violation" or "finding of violation" asserting that a violation of the Clean Air Act occurred. To date, the United States Environmental Protection Agency has not responded to the 2002 follow-up filings made by Wisconsin Public Service and Wisconsin Power and Light Company.

In response to the United States Environmental Protection Agency Clean Air Act enforcement initiative, several utilities elected to settle with the United States Environmental Protection Agency, while others are in litigation. In general, those utilities that settled entered into consent decrees which require the companies to pay fines and penalties, undertake supplemental environmental projects and either upgrade or replace pollution controls at existing generating units or shut down existing units and replace these units with new electric generating facilities. Several of the settlements involve multiple facilities. The fines and penalties (including the capital costs of supplemental environmental projects) associated with these settlements range between $7 million and $30 million. Factors typically considered in settlements include, but are not necessarily limited to, the size and number of facilities as well as the duration of alleged violations and the presence or absence of aggravating circumstances. The regulatory interpretations upon which the lawsuits or settlements are based may change based on future court decisions that may be rendered in pending litigations.

If the federal government decided to bring a claim against Wisconsin Public Service and if it were determined by a court that historic projects at the Pulliam and Weston electric generating stations required either a state or federal Clean Air Act permit, Wisconsin Public Service may, under the applicable statutes, be required to:

- shut down any unit found to be operating in non-compliance,
- install additional pollution control equipment,
- pay a fine, and/or
- pay a fine and conduct a supplemental environmental project in order to resolve any such claim.

At the end of December 2002, the United States Environmental Protection Agency issued new rules governing the federal new source review program. The rules are not yet effective in Wisconsin. They are also not retroactive. Wisconsin has proposed amending its new source review program to substantially conform to the federal regulations. The rules are anticipated to be finalized in the second half of 2004.

MERCURY AND INTERSTATE QUALITY RULES

The Wisconsin Department of Natural Resources initiated a rulemaking effort to control mercury emissions. Coal-fired generation plants are the primary targets of this effort. The proposed rule was open to comment in October 2001. As proposed, the rule requires phased-in mercury emission reductions reaching 90% reduction in 15 years. Wisconsin Public Service estimates that it could cost approximately $163 million to achieve the proposed 90% reductions. Presently, the proposed rule is on hold, and it is uncertain if the state will proceed to finalize the regulations.

In December 2003, the United States Environmental Protection Agency proposed mercury "maximum achievable control technology" standards and an alternative mercury "cap and trade" program substantially modeled on the Clear Skies legislation initiative. In addition, the United States Environmental Protection Agency proposed the Interstate Air Quality rule, which would reduce sulfur dioxide and nitrogen oxide emissions from utility boilers located in 29 states, including Wisconsin. Wisconsin Public Service is in the process of studying the proposed rules. As to the mercury maximum achievable control technology proposal, it requires existing units burning sub-bituminous coal to achieve an annual average mercury emission rate limit of 5.8 pounds per trillion Btu on a unit-by-unit or plant-wide basis. New units must achieve an emission rate limit of 0.020 pounds per gigawatt-hour. If the proposed rule is promulgated, Wisconsin Public Service's current analysis indicates that the emission control equipment on the existing units may be sufficient to achieve the proposed limitation. New units will require additional mercury control techniques to reduce mercury emissions by 65% to 85%. Mercury control technology is still in development. Wisconsin Public Service is assessing potential mercury control technologies for application to future new coal-fired units.

As to the Interstate Air Quality rule proposal, the proposal allows the affected states (including Wisconsin) to either require utilities located in the state to participate in an interstate cap and trade program or meet the state's emission budget for nitrogen oxides and sulfur dioxide through measures to be determined by the state. Wisconsin has not stated a preference as to which option it would select in the event the rule becomes final. While the effect of the rule on Wisconsin Public Service's facilities is uncertain, for planning purposes it is assumed that additional expenditures for nitrogen oxide and sulfur dioxide controls will be needed on existing units or the existing units will need to be converted to natural gas by 2010. The installation of any controls and/or any conversion to natural gas will need to be scheduled as part of Wisconsin Public Service's long-term maintenance plan for its existing units. As such, controls or conversions may need to take place before the proposed 2010 compliance date. On a preliminary basis and assuming controls or conversion is required, Wisconsin Public Service estimates a cost of $288 million in order to meet a 2010 compliance date. This estimate is based on costs of current control technology.

WPS POWER DEVELOPMENT GENERATION FACILITIES

The generation assets of WPS Power Development are subject to regulations on sulfur dioxide and nitrogen oxide emissions similar to those that apply to Wisconsin Public Service. In addition, the Sunbury generation facilities of WPS Power Development are located in an ozone transport region. As a result, these generation facilities are subject to additional restrictions on emissions of nitrogen oxide. Although WPS Power Development has some emission allowances for 2004 for the Sunbury facility, approximately 10,000 to 15,000 additional allowances may need to be purchased, at market rates, to meet its 2004 requirements.



Wisconsin Public Service employees know the meaning of teamwork. Here, Stevens Point, Wisconsin, Line Electricians (top to bottom) Christopher Klingler, Dale Kluetz, Todd Murphy, and Eric Ashenfelter work together on energized 115 kilovolt transmission lines to make repairs for American Transmission Company.



Systems Analysts support the company's software and answer employees' computer questions. Here, Lori Wickman, Senior Systems Analyst, and James Frisch, Systems Analyst, problem-solve in the Green Bay office.

COLUMBIA (JOINTLY OWNED GENERATION FACILITY)
In the fourth quarter of 2003, the Wisconsin Environmental Law Advocates filed a complaint in the United States District Court for the Western District of Wisconsin against Wisconsin Power and Light Company and its parent, Alliant Energy Corporation, alleging violations of the federal Clean Water Act at the Columbia generating station (a facility jointly owned by Wisconsin Power and Light, Madison Gas and Electric Company and Wisconsin Public Service that is operated by Wisconsin Power and Light). The complaint seeks certain upgrades to the Columbia facility's wastewater treatment program, as well as unspecified penalties and attorney fees. In addition, the Wisconsin Department of Natural Resources has been pursuing enforcement of this same matter and has recently referred the matter to the Wisconsin Attorney General's office. To date, no action has been filed or settlement demanded by the State of Wisconsin, however we expect a complaint to be filed in due course. We believe that the total cost to resolve any potential penalties in this matter will not be material.

OTHER ENVIRONMENTAL ISSUES
Groundwater testing at a former ash disposal site of Upper Peninsula Power indicated elevated levels of boron and lithium. Supplemental remedial investigations were performed, and a revised remedial action plan was developed. The Michigan Department of Environmental Quality approved the plan in January 2003. A liability of $1.4 million and an associated regulatory asset of $1.4 million were recorded for estimated future expenditures associated with remediation of the site. Upper Peninsula Power received an order permitting deferral and future recovery of these costs. Upper Peninsula Power has an informal agreement, with the owner of another landfill, under which it has agreed to pay 17% of the investigation and remedial costs. It is estimated that the cost of addressing the site over the next three years is $1.7 million. Upper Peninsula Power recorded 17% ($0.3 million) of this amount as a liability in December 2003.

MANUFACTURED GAS PLANT REMEDIATION
Wisconsin Public Service continues to investigate the environmental cleanup of ten manufactured gas plant sites. As of the fall of 2003, cleanup of the land portion of the Oshkosh, Stevens Point, Green Bay, and two Sheboygan sites was substantially complete. Groundwater treatment and monitoring at these sites will continue into the future. River sediment remains to be addressed at six sites with sediment contamination. Wisconsin Public Service anticipates that remedial investigation work will commence on the sediment portion of the Sheboygan site in the first quarter of 2004. Sediment removal work at the Marinette site is scheduled for the fall of 2004. Work at the other sites remains to be scheduled.

Costs of these cleanups are within the range expected for these sites. Wisconsin Public Service estimates future undiscounted investigation and cleanup costs to be in the range of $36.2 million to $40.6 million. Wisconsin Public Service may adjust these estimates in the future contingent upon remedial technology, regulatory requirements and the assessment of natural resource damages. Wisconsin Public Service currently has a $36.2 million liability recorded for cleanup with an offsetting regulatory asset (deferred charge). Wisconsin Public Service has received $12.7 million in insurance recoveries that we recorded as a reduction to the regulatory asset. Wisconsin Public Service expects to recover cleanup costs, net of insurance recoveries, in future customer rates. Under current Public Service Commission of Wisconsin policies, Wisconsin Public Service will not recover carrying costs associated with the cleanup expenditures. Wisconsin Public Service will include long-term operation and maintenance costs associated with these sites in future rate requests.

FLOOD DAMAGE
On May 14, 2003, a fuse plug at the Silver Lake reservoir owned by Upper Peninsula Power was breached. This breach resulted in subsequent flooding downstream on the Dead River, which is located in Michigan's Upper Peninsula near Marquette, Michigan.

A dam owned by Marquette Board of Light and Power, which is located downstream from the Silver Lake reservoir near the mouth of the Dead River, also failed during this event. In addition, high water conditions and siltation resulted in damage at the Presque Isle Power Plant owned by Wisconsin Electric Power Company. Presque Isle, which is located downstream from the Marquette Board of Light and Power dam, was ultimately forced into a temporary shutdown.

The Federal Energy Regulatory Commission's Independent Board of Review issued its report in December of 2003 and concluded that the root cause of the incident was the failure of the design to take into account the highly erodible nature of the fuse plug's foundation materials and spillway channel, resulting in the complete loss of the fuse plug, foundation and spillway channel which caused the release of Silver Lake far beyond the intended design of the fuse plug. The fuse plug was designed for the Silver Lake reservoir by an outside engineering firm.

WPS Resources maintains a comprehensive insurance program that includes Upper Peninsula Power and which provides both property insurance for its facilities and liability insurance for liability to third parties. WPS Resources is insured in amounts that it believes are sufficient to cover its responsibilities in connection with this event. Deductibles and self-insured retentions on these policies are not material to WPS Resources.

In November 2003, Upper Peninsula Power received approval from the Michigan Public Service Commission and the Federal Energy Regulatory Commission for deferral of costs that are not reimbursable through insurance or recoverable through the power supply cost recovery mechanism. Recovery of costs deferred will be addressed in future rate proceedings. As of December 31, 2003, Upper Peninsula Power has deferred $3.2 million pre-tax and expensed $1.0 million pre-tax of costs for damages resulting from the flood. In addition, Upper Peninsula Power has recorded a $1.6 million insurance receivable at December 31, 2003.

WAUSAU, WISCONSIN, TO DULUTH, MINNESOTA, TRANSMISSION LINE

Wisconsin Public Service, along with co-applicants Minnesota Power and American Transmission Company, continues to pursue the development of the 220-mile, 345-kilovolt Wausau, Wisconsin, to Duluth, Minnesota, transmission line and expects the project to proceed despite opposition primarily from local landowners, the Citizens Utility Board, and environmental groups.

Under a recent agreement, American Transmission Company will assume primary responsibility for the overall management of the project and will own and operate the completed line. Wisconsin Public Service received approval from the Public Service Commission of Wisconsin and the Federal Energy Regulatory Commission to transfer ownership of the project to the American Transmission Company. Wisconsin Public Service will continue to manage construction of the project and be responsible for obtaining property rights in Wisconsin necessary for the construction of the project. As part of the ownership transfer, Wisconsin Public Service received approximately $20.1 million for the sale of its construction expenditures in June 2003.

WPS Resources committed to fund 50% of total project costs incurred up to $198 million, and receive additional equity in American Transmission Company. In 2003, WPS Resources invested $14.0 million in American Transmission Company, related to its agreement to fund approximately half of the Wausau to Duluth transmission line. WPS Resources may terminate funding if the project extends beyond January 1, 2010. On December 19, 2003, Wisconsin Public Service and American Transmission Company received approval to continue the project with the new cost estimates of $420.3 million. The updated cost estimate reflects additional costs for the project resulting from time delays, added regulatory requirements, changes and additions to the project at the request of local governments and American Transmission Company's management, and overhead costs. Completion of the line is expected in 2008. WPS Resources has the right, but not the obligation, to provide additional funding in excess of $198 million up to its portion of the revised cost estimate. For the period 2004 through 2006, we expect to make capital contributions of up to $128 million for our portion of the Wausau to Duluth transmission line.

SYNTHETIC FUEL PRODUCTION FACILITY

We have significantly reduced our consolidated federal income tax liability for the past four years through tax credits available to us under Section 29 of the Internal Revenue Code for the production and sale of solid synthetic fuel from coal. In order to maximize the value of our synthetic fuel production facility, we have reduced our interest in the facility from 67% to 23% through sales to third parties (see Note 6 – Acquisitions and Sales of Assets). Our ability to fully utilize the Section 29 tax credits that remain available to us in connection with our remaining interest in the facility will depend on whether the amount of our federal income tax liability is sufficient to permit the use of such credits. The Internal Revenue Service strictly enforces compliance with all of the technical requirements of Section 29. Section 29 tax credits are currently scheduled to expire at the end of 2007.

On June 27, 2003, the Internal Revenue Service announced that it had reason to question the scientific validity of certain test procedures and results that have been presented by certain taxpayers to qualify for Section 29 tax credits. The Internal Revenue Service also announced that it was reviewing information regarding these test procedures and practices. However, on October 29, 2003, the Internal Revenue Service announced that it had closed its investigation and concluded that such tests and procedures were scientifically valid if properly applied and indicated it would issue additional guidance on future sampling and testing. WPS Resources believes that its synthetic fuel facility does and will comply with such guidelines.

As a result of the June Internal Revenue Service announcement, on August 1, 2003, WPS Resources received notice from the Internal Revenue Service that the WPS Resources' affiliate through which it holds an ownership interest in the synthetic fuel facility was under review for the 2001 tax period and that, depending upon the review of the affiliate's 2001 tax return, the Internal Revenue Service might reexamine the affiliate's 2000 tax return. However, following the October announcement that the Internal Revenue Service was closing its investigation, WPS Resources received preliminary notice in January 2004 that both audits have closed without adjustment. Future years remain open to audit. We continue to believe that the facility has been operated in compliance with the requirements of Section 29.

The Permanent Subcommittee on Investigations of the Senate Committee on Governmental Affairs has been conducting an investigation of the synthetic fuel industry and their use of Section 29 tax credits. Pursuant to its invitation, on January 30, 2004, we answered questions of the Committee regarding our synthetic fuel facility. It is not known when the investigation will be completed and what impact, if any, such investigation may have on future legislation or the enforcement policy of the Internal Revenue Service.

We have recorded the tax benefit of approximately $81.3 million of Section 29 tax credits as reductions of income tax expense from the project's inception in June 1998 through December 31, 2003. As a result of alternative minimum tax rules, approximately $52.3 million of this tax benefit has been carried forward as a deferred tax asset as of December 31, 2003. Future payments under one of the agreements covering the sale of a portion of our interest in the facility are contingent on the facility's continued production of synthetic fuel. Any disallowance of some or all of those tax credits would materially affect the related deferred tax account, as well as, future tax obligations. Additionally, such disallowances may result in a reduction of the level of synthetic fuel production at the facility, thus reducing the likelihood and amount of future payments under that agreement. Future tax legislation and Internal Revenue Service review may also affect the value of the credits and the value of our share of the facility.

NOTE 19 — EMPLOYEE BENEFIT PLANS

WPS Resources has non-contributory qualified retirement plans covering substantially all employees under which we may make contributions to an irrevocable trust. We established the plans to provide retired employees, who meet conditions relating to age and length of service, with retirement payments. As a result of the plans funding levels, no contributions were made to them in 2003, 2002, or 2001.

WPS Resources also currently offers medical, dental, and life insurance benefits to employees and their dependents. We expense these items for active employees as incurred. We fund benefits for retirees through irrevocable trusts as allowed for income tax purposes. Wisconsin Public Service and Upper Peninsula Power expensed and recovered through customer rates the net periodic benefit cost. Our nonregulated subsidiaries expensed allocated amounts. Our non-administrative plan is a collectively bargained plan and, therefore, is tax exempt. The investments in the trust covering administrative employees are subject to federal unrelated business income taxes at a 35% tax rate.

Wisconsin Public Service serves as plan sponsor for the qualified retirement plans and the postretirement plans and administers the plans. Accordingly, Wisconsin Public Service's Consolidated Balance Sheets reflect the assets and liabilities associated with these plans. The net periodic benefit cost associated with the plans is allocated between WPS Resources' subsidiaries. Actuarial calculations are performed (based upon specific employees and their related years of service) in order to determine the appropriate benefit cost allocation.

Pension costs are accounted for under Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions." Postretirement plan costs are accounted for under Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The standards require the company to accrue the cost of these benefits as expense over the period in which the employee renders service. The transition obligation for current and future retirees under Statement No. 106 is recognized over 20 years beginning in 1993. WPS Resources uses a December 31 measurement date for the majority of its plans.

The recently enacted Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) provides a prescription drug benefit as well as a federal subsidy to sponsors of certain retiree health care benefit plans. The Act may impact our postretirement benefit obligations and future net periodic postretirement benefit costs, however, until regulations necessary to implement the Act and specific accounting guidance are issued, we cannot determine the benefit, if any, associated with the new law. We will continue to monitor the new regulations and may amend the plan in order to benefit from the new legislation. Certain accounting issues raised by the Act are not explicitly addressed by Statement No. 106. As a result, the Financial Accounting Standards Board issued FASB Staff Position (FSP) No. 106-1, "Accounting and Disclosure Requirements Related to Medicare Prescription Drug, Improvement and Modernization Act of 2003" which allows the plan sponsor to elect to defer recognition of the effects of the Act until authoritative guidance on the accounting for this Act is issued. As allowed by FSP 106-1, WPS Resources has elected to defer recognition of the effects of the Act on the accumulated benefit obligation and net periodic postretirement benefit cost in these financial statements and accompanying notes. The Company's deferral election expires upon the occurrence of any event that triggers a required remeasurement of plan assets or obligations, or upon the issuance of specific authoritative guidance on the accounting for the federal subsidy. Such guidance is pending and when issued could require the company to adjust previously reported information.

The following tables provide a reconciliation of the changes in the plan's benefit obligations and fair value of assets over the three one-year periods ending December 31, 2003, 2002, and 2001, and a statement of the funded status as of December 31 for each year:

	Pension Benefits			Other Benefits		
(Millions)	2003	2002	2001	2003	2002	2001
Reconciliation of benefit obligation						
Obligation at January 1	$534.1	$495.2	$484.9	$ 234.3	$ 176.2	$102.6
Service cost	14.4	11.5	11.0	7.1	5.3	3.0
Interest cost	35.4	33.7	32.7	15.3	12.5	7.6
Plan amendments	–	–	0.2	(15.3)	(4.7)	–
Actuarial loss – net	61.4	26.2	35.4	49.5	52.5	65.5
Acquisitions	–	–	13.1	–	–	3.7
Benefit payments	(34.4)	(32.5)	(21.2)	(9.3)	(7.5)	(6.2)
(Settlements)/curtailments	–	–	(60.9)	–	–	–
Obligation at December 31	$610.9	$534.1	$495.2	$ 281.6	$ 234.3	$176.2
Reconciliation of fair value of plan assets						
Fair value of plan assets at January 1	$511.6	$591.9	$676.1	$ 119.7	$ 134.7	$152.3
Actual return on plan assets	92.7	(47.8)	(13.7)	23.7	(14.8)	(4.4)
Employer contributions	–	–	–	15.6	7.3	(7.0)
Acquisitions	–	–	18.1	–	–	–
Benefit payments	(34.4)	(32.5)	(88.6)	(9.3)	(7.5)	(6.2)
Fair value of plan assets at December 31	$569.9	$511.6	$591.9	$ 149.7	$ 119.7	$134.7
Funded status at December 31	$ (41.0)	$ (22.5)	$ 96.7	$(131.9)	$(114.6)	$ (41.5)
Unrecognized transition (asset) obligation	–	(0.2)	(2.2)	3.8	13.1	14.4
Unrecognized prior-service cost	48.1	53.6	59.1	(21.5)	(16.3)	(12.9)
Unrecognized (gain) loss	67.8	53.2	(69.3)	99.7	66.0	(12.4)
Net asset (liability) recognized	$ 74.9	$ 84.1	$ 84.3	$ (49.9)	$ (51.8)	$ (52.4)

Amounts recognized in the Consolidated Balance Sheets relating to the qualified benefit plans consist of:

(Millions)	Pension Benefits 2003	Pension Benefits 2002	Other Benefits 2003	Other Benefits 2002
Prepaid benefit cost	$ 67.9	$84.1	$ -	$ -
Accrued benefit cost	(64.9)	-	(49.9)	(51.8)
Intangible assets	38.6	-	-	-
Regulatory asset	15.2	-	-	-
Accumulated other comprehensive income (before tax effect of $7.3 million)	18.1	-	-	-
Net asset (liability) recognized	$ 74.9	$84.1	$(49.9)	$(51.8)

The accumulated benefit obligation for the qualified defined benefit plans was $549.5 million at December 31, 2003, and $424.4 million at December 31, 2002.

Information for qualified pension plans with an accumulated benefit obligation in excess of plan assets:

(Millions)	December 31, 2003	December 31, 2002
Projected benefit obligation	$321.4	$ -
Accumulated benefit obligation	315.1	-
Fair value of plan assets	250.2	-

The following table provides the components of net periodic benefit cost (credit) for the plans for the years ended December 31, 2003, 2002, and 2001:

(Millions)	Pension Benefits 2003	Pension Benefits 2002	Pension Benefits 2001	Other Benefits 2003	Other Benefits 2002	Other Benefits 2001
Net periodic benefit cost						
Service cost	$ 14.4	$11.5	$11.0	$ 7.1	$ 5.3	$ 3.0
Interest cost	35.4	33.7	32.7	15.3	12.5	7.6
Expected return on plan assets	(46.7)	(47.7)	(47.0)	(10.6)	(10.2)	(9.7)
Amortization of transition (asset) obligation	(0.2)	(2.0)	(3.5)	1.0	1.3	1.3
Amortization of prior-service cost (credit)	5.5	5.5	5.5	(2.2)	(1.2)	(1.2)
Amortization of net (gain) loss	-	(0.8)	(2.3)	2.9	(1.2)	(4.6)
Special termination benefits	0.8	-	-	-	-	-
Net periodic benefit cost (credit) before settlement/curtailment	9.2	0.2	(3.6)	13.5	6.5	(3.6)
(Settlement gain)/curtailment loss	-	-	(12.7)	-	-	-
Regulatory liability/(asset) offset	-	-	11.8	-	-	-
Amortization of settlement gain regulatory liability	-	(11.8)	-	-	-	-
Amortization of curtailment loss regulatory asset	-	8.1	-	-	-	-
Net periodic benefit cost (credit)	$ 9.2	$ (3.5)	$ (4.5)	$ 13.5	$ 6.5	$(3.6)

Net periodic benefit cost (credit) recorded by Wisconsin Public Service related to pension benefits was $3.7 million in 2003, $(7.2) million in 2002, and $(7.4) million in 2001. Net periodic benefit cost (credit) recorded by Wisconsin Public Service related to other benefits was $11.9 million in 2003, $4.7 million in 2002, and $(5.5) million in 2001.

During 2000, WPS Resources made substantial changes to the administrative employees' portion of the pension and postretirement benefit plans. Effective January 1, 2001, the administrative employees' pension plan was changed to a pension equity plan with a lump sum distribution option for all future retirees. Additionally, all future administrative retirees will no longer be given subsidized postretirement medical and dental coverage. Due to employees who waited until 2001 to retire to take advantage of the new plan benefits and various reorganizations, including the formation of Nuclear Management Company, LLC, a significant number of employees left our pension plan in early 2001. This required curtailment accounting for the year 2000 under Statement of Financial Accounting Standards No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." Most of the 2000 curtailment loss was deferred as a regulatory asset.

For the reasons mentioned above, large numbers of lump sum payments were paid out of the pension plan during the course of 2001. This required settlement accounting under Statement No. 88. Most of the settlement gain was deferred as a regulatory liability.

Based on a rate order received from the Public Service Commission of Wisconsin, during 2002 Wisconsin Public Service amortized the entire regulatory asset and regulatory liability relating to the aforementioned curtailment loss and settlement gain.

At December 31, 2003, WPS Resources had to record a minimum pension liability adjustment related to its large qualified Administrative Employees' Retirement Plan. Part of that minimum pension liability adjustment was a charge to other comprehensive income. WPS Resources determined that the portion of what normally would have been charged to other comprehensive income that related to the regulated portion of our operations should be recorded as a regulatory asset.

ASSUMPTIONS

	Pension Benefits			Other Benefits		
Weighted average assumptions used to determine benefit obligations at December 31	2003	2002	2001	2003	2002	2001
Discount rate	6.25%	6.75%	7.25%	6.25%	6.75%	7.25%
Rate of compensation increase	5.50%	5.50%	5.50%	-	-	-
Weighted average assumptions used to determine net periodic benefit cost for years ended December 31	2003	2002	2001	2003	2002	2001
Discount rate	6.75%	7.25%	7.50%	6.75%	7.25%	7.50%
Expected return on plan assets	8.75%	8.75%	8.75%	8.75%	8.75%	8.75%
Rate of compensation increase	5.50%	5.50%	5.50%	-	-	-

To develop the 8.75% expected long-term rate of return on assets, WPS Resources considered the historical returns and the future expectations for returns for each asset class, as well as the target allocation of the benefit trust portfolios.

The assumptions used for WPS Resources' medical and dental cost trend rates are shown in the following table:

	2003	2002	2001
Assumed medical cost trend rate (under age 65)	11.0%	12.0%	10.0%
Ultimate trend rate	5.0%	5.0%	5.0%
Ultimate trend rate reached in	2011	2011	2008
Assumed medical cost trend rate (over age 65)	13.0%	14.0%	12.0%
Ultimate trend rate	6.5%	6.5%	6.5%
Ultimate trend rate reached in	2011	2011	2008
Assumed dental cost trend rate	5.0%	6.0%	7.0%
Ultimate trend rate	5.0%	5.0%	5.0%
Ultimate trend rate reached in	2004	2004	2004

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects:

(Millions)	1% Increase	1% Decrease
Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	$ 3.9	$ (3.5)
Effect on the health care component of the accumulated postretirement benefit obligation	$48.6	$(37.4)

PLAN ASSETS

WPS Resources pension plans weighted-average asset allocations at December 31, 2003, and 2002, by asset category are as follows:

Plan Assets at December 31	2003	2002
Asset category		
Equity securities	61%	54%
Debt securities	35%	40%
Real estate	3%	4%
Other	1%	2%
Total	100%	100%

The Board of Directors has established the Employee Benefits Administrator Committee to manage the operations and administration of all benefit plans and related trusts. The Committee has an investment policy for the Pension Plan assets that establishes target asset allocations for the above listed asset classes as follows: Equity securities 60%, Debt securities 35%, and Real estate 5%. The Committee is committed to diversification to reduce the risk of large losses. To that end the Committee has adopted policies requiring that each asset class will be diversified, multiple managers with differing styles of management will be employed, and equity exposure will be limited to 70% of the total portfolio value. On a quarterly basis, the Committee reviews progress towards achieving the performance objectives of the pension plans and the individual managers.

WPS Resources postretirement benefit plans weighted-average asset allocations at December 31, 2003, and 2002, by asset category are as follows:

Plan Assets at December 31	2003	2002
Asset category		
Equity securities	63%	57%
Debt securities	27%	36%
Real estate	0%	0%
Other	10%	7%
Total	100%	100%

The Employee Benefits Administrator Committee has an investment policy for the postretirement plans' assets that establishes target asset allocations for the above listed asset classes as follows: Equity securities 65% and Debt securities 35%. The Committee is committed to diversification to reduce the risk of large losses. To that end, the Committee has adopted policies requiring that each asset class will be diversified, multiple managers with differing styles of management will be employed, and equity exposure will be limited to 70% of the total portfolio value. On a quarterly basis, the Committee reviews progress towards achieving the performance objectives of the other postretirement plans and the individual managers.

CASH FLOWS

WPS Resources expects to contribute $1.6 million to its pension plans and $18.7 million to its other postretirement benefit plans in 2004.

NONQUALIFIED PLANS

WPS Resources sponsors several non-qualified pension plans covering certain current and former employees. These non-qualified pension plans are not funded. WPS Resources' projected benefit obligation under these plans was $26.3 million at December 31, 2003, $19.7 million at December 31, 2002, and $17.9 million at December 31, 2001. The weighted average assumptions used to determine benefit obligations and net periodic benefit cost for the non-qualified plans are the same as the assumptions disclosed above for the qualified plans. Amounts recognized in the Consolidated Balance Sheets related to the non-qualified pension plans are as follows:

(Millions)	2003	2002
Accrued benefit cost	$(22.9)	$(18.8)
Intangible assets	2.9	3.5
Accumulated other comprehensive income (before tax effect of $2.7 million in 2003 and $1.8 million in 2002)	6.8	4.5
Net liability recognized	$(13.2)	$(10.8)

With the exception of Upper Peninsula Power's Supplemental Early Retirement Plan, the assets and liabilities related to the non-qualified pension plans are recorded on the Consolidated Balance Sheets of Wisconsin Public Service. The net periodic benefit cost is allocated to WPS Resources' subsidiaries in a similar manner to the qualified retirement plans, as discussed above. Included in the table above is an accrued benefit cost of $1.8 million at December 31, 2003, and 2002 related to Upper Peninsula Power's Supplemental Early Retirement Plan.

WPS Resources' net periodic benefit cost under these plans was $3.5 million in 2003, $2.4 million in 2002, and $2 million in 2001. The net periodic benefit costs allocated to Wisconsin Public Service under these plans was $2.8 million in 2003, $2.1 million in 2002, and $1.7 million in 2001. The accumulated benefit obligation for these plans has risen due to recent plan design changes and the decline in the discount rate used to estimate the plans' liability. Therefore, WPS Resources was required to adjust the minimum pension liability recorded on the December 31, 2003, Consolidated Balance Sheet. Because these adjustments were non-cash, their effect has been excluded from the accompanying Consolidated Statement of Cash Flows.

DEFINED CONTRIBUTION BENEFIT PLANS

WPS Resources maintains a 401(k) Savings Plan for substantially all full-time employees. Employees generally may contribute from 1% to 30% of their base compensation to individual accounts within the 401(k) Savings Plan. Participation in this plan automatically qualifies eligible non-union employees for participation in the Employee Stock Ownership Plan ("ESOP"). The company match, in the form of WPS Resources shares of common stock, is contributed to an employee's ESOP account. The plan requires a match equivalent to 100% of the first 4% and 50% of the next 2% contributed by non-union employees. Certain union employees receive a contribution to their ESOP account regardless of their participation in the 401(k) Savings Plan. The ESOP held 2.1 million shares of WPS Resources common stock (market value of approximately $96 million) at December 31, 2003. Total costs incurred under these plans were $5.7 million in 2003, $4.8 million in 2002, and $4.5 million in 2001. Wisconsin Public Service's share of the total costs was $4.6 million in 2003, $3.9 million in 2002, and $3.8 million in 2001.

WPS Resources maintains a deferred compensation plan that enables certain key employees and non-employee directors to defer a portion of their compensation or fees on a pre-tax basis. Key employees can defer up to 75% of their base compensation and up to 100% of any incentive awards. Non-employee directors can defer up to 100% of their director fees. There are essentially two separate investment programs available to plan participants, allowing them to direct the investment of deferrals into various investment fund equivalents offered by the plan. The first program ("Program 1") offers WPS Resources common stock as a hypothetical investment option for participants; deemed dividends paid on the common stock are automatically reinvested; and all distributions must be made in WPS Resources common stock. The second program ("Program 2") offers a variety of hypothetical investment options indexed to mutual funds, WPS Resources return on equity and WPS Resources common stock. Participants may not redirect investments between the two programs. All employee deferrals are remitted to Wisconsin Public Service and, therefore, the liabilities and costs associated with the deferred compensation plans are included on Wisconsin Public Service's Consolidated Balance Sheets and Consolidated Statements of Income, respectively.

Program 1 is accounted for as a plan that does not permit diversification. As a result, the deferred compensation arrangement is classified as an equity instrument and changes in the fair value of the deferred compensation obligation are not recognized. The deferred compensation obligation associated with Program 1 was $10.3 million at December 31, 2003, and $8.8 million at December 31, 2002.

Program 2 is accounted for as a plan that permits diversification. As a result, the deferred compensation obligation associated with this program is classified as a liability in the Consolidated Balance Sheets and adjusted, with a charge or credit to expense, to reflect changes in the fair value of the deferred compensation obligation. The obligation, classified within other long-term liabilities was $18.7 million at December 31, 2003, and $16.0 million at December 31, 2002. The cost incurred under Program 2 was $2.4 million in 2003, $1.6 million in 2002, and $1.4 million in 2001.

The deferred compensation programs are partially funded through WPS Resources common stock that is held in a rabbi trust. The common stock held in the rabbi trust is classified in equity in a manner similar to accounting for treasury stock. The total cost of WPS Resources common stock held in the rabbi trust was $6.5 million at December 31, 2003, and $5.4 million at December 31, 2002.

NOTE 20—PREFERRED STOCK OF SUBSIDIARY

Wisconsin Public Service has issued preferred stock with no mandatory redemption and a $100 par value. The following table shows the shares outstanding of the 1,000,000 shares authorized:

(Millions, except share amounts)	Series	Shares Outstanding	2003	2002
	5.00%	132,000	$13.2	$13.2
	5.04%	30,000	3.0	3.0
	5.08%	50,000	5.0	5.0
	6.76%	150,000	15.0	15.0
	6.88%	150,000	15.0	15.0
Total		512,000	$51.2	$51.2

All shares of preferred stock of all series constitute one class and are of equal rank except as to dividend rates and redemption terms. Payment of dividends from any earned surplus or other available surplus is not restricted by the terms of any indenture or other undertaking by Wisconsin Public Service. Each series of outstanding preferred stock is redeemable in whole or in part at Wisconsin Public Service's option at any time on 30 days' notice at the respective redemption prices. Wisconsin Public Service may not redeem less than all, nor purchase any, of its preferred stock during the existence of any dividend default.

In the event of Wisconsin Public Service's dissolution or liquidation, the holders of preferred stock are entitled to receive (a) the par value of their preferred stock out of the corporate assets other than profits before any of such assets are paid or distributed to the holders of common stock and (b) the amount of dividends accumulated and unpaid on their preferred stock out of the surplus or net profits before any of such surplus or net profits are paid to the holders of common stock. Thereafter, the remainder of the corporate assets, surplus and net profits shall be paid to the holders of common stock.

The preferred stock has no pre-emptive, subscription or conversion rights, and has no sinking fund provisions.

NOTE 21—COMMON EQUITY

Shares outstanding at December 31	2003	2002
Common stock, $1 par value, 200,000,000 shares authorized	36,830,556	32,040,875
Treasury stock	15,700	65,650
Average cost of treasury shares	$25.19	$23.62
Shares in deferred compensation rabbi trust	192,880	166,446
Average cost of deferred compensation rabbi trust shares	$33.72	$32.29

As part of a merger with Wisconsin Fuel and Light into Wisconsin Public Service, 1,763,871 shares of common stock were issued on April 1, 2001, to former Wisconsin Fuel and Light shareholders.

On December 17, 2001, 2,300,000 shares of WPS Resources common stock were issued at $34.36 per share and resulted in a net increase in equity of $76.0 million.

On November 24, 2003, 4,025,000 shares of WPS Resources common stock were issued at $43.00 per share and resulted in a net increase in equity of $166.8 million.

Treasury shares at December 31, 2003, relate to our Non-Employee Directors Stock Option Plan. The number of stock options granted under this plan may not exceed 100,000 shares. All options under this plan have a ten-year life, but may not be exercised until one year after the date of grant.

Effective January 2001, we began issuing new stock under our Stock Investment Plan and under certain of our stock-based employee benefit plans. These stock issues increased equity $31.0 million in 2003 and $28.3 million in 2002. WPS Resources also repurchased $1.1 million of existing common stock for stock-based compensation plans in 2003.

Reconciliation of Common Shares	Common Stock Shares Outstanding
Balance at December 31, 2000	26,409,470
Common stock offering	2,300,000
Wisconsin Fuel and Light Merger	1,763,871
Stock issued for Stock Incentive Plan and other stock-based employee benefit plans	581,392
Stock issued from Treasury Stock	29,333
Stock repurchased for stock-based compensation plans	(30,816)
Balance at December 31, 2001	31,053,250
Stock Incentive Plan and other stock-based employee benefit plans	544,578
Stock issued from Treasury Stock	241,402
Stock repurchased for stock-based compensation plans	(30,451)
Balance at December 31, 2002	31,808,779
Common stock offering	4,025,000
Stock Incentive Plan and other stock-based employee benefit plans	764,681
Stock issued from Treasury Stock	49,950
Stock repurchased for stock-based compensation plans	(26,434)
Balance at December 31, 2003	36,621,976

In December 1996, we adopted a Shareholder Rights Plan. The plan is designed to enhance the ability of the Board of Directors to protect shareholders and WPS Resources if efforts are made to gain control of our company in a manner that is not in our best interests or the best interests of our shareholders. The plan gives our existing shareholders, under certain circumstances, the right to purchase stock at a discounted price. The rights expire on December 11, 2006.

At December 31, 2003, we had $416.1 million of retained earnings available for dividends.

Earnings per share is computed by dividing income available for common shareholders for the period by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing income available for common shareholders for the period by the weighted average number of shares of common stock outstanding during the period adjusted for the exercise and/or conversion of all potentially dilutive securities. Such dilutive items include in-the-money stock options and performance share grants. The calculation of diluted earnings per share for the years shown excludes some stock option plan shares that had an anti-dilutive effect. The shares having an anti-dilutive effect are not significant for any of the years shown. The following table reconciles the computation of basic and diluted earnings per share:

Reconciliation of Earnings Per Share *(Millions, except per share amounts)*	2003	2002	2001
Income available for common shareholders	$94.7	$109.4	$77.6
Basic weighted average shares	33.0	31.7	28.2
Incremental issuable shares	0.2	0.3	0.1
Diluted weighted average shares	33.2	32.0	28.3
Basic earnings per common share	$2.87	$3.45	$2.75
Diluted earnings per common share	$2.85	$3.42	$2.74

NOTE 22--STOCK OPTION PLANS

In 2001, shareholders approved the WPS Resources Corporation 2001 Omnibus Incentive Compensation Plan for certain management personnel. In 1999, shareholders approved the WPS Resources Corporation 1999 Stock Option Plan for certain management personnel. In December 1999, the Board of Directors approved the WPS Resources Corporation 1999 Non-Employee Directors Stock Option Plan.

Under the provisions of the 2001 Omnibus Incentive Compensation Plan, the number of shares for which stock options may be granted may not exceed 2 million, and no single employee that is the chief executive officer of WPS Resources or any of the other four highest compensated officers of WPS Resources or its subsidiaries can be granted options for more than 150,000 shares during any calendar year. Under the provisions of the WPS Resources Corporation 1999 Stock Option Plan, the number of shares for which options may be granted may not exceed 1.5 million and no single employee can be granted options for more than 400,000 shares during any five-year period. No additional stock options will be issued under the 1999 Stock Option Plan, although the plan will continue to exist for purposes of the existing outstanding options. Stock options are granted by the Compensation Committee of the Board of Directors and may be granted at any time. No stock options will have a term longer than ten years. The exercise price of each stock option is equal to the fair market value of the stock on the date the stock option was granted.

Stock options were granted under the 1999 Stock Option Plan on February 11, 1999 (subject to shareholder approval of the 1999 Stock Option Plan that was received on May 6, 1999, at which time the exercise price was established for the initial grant), March 13, 2000, and December 14, 2000, with exercise prices of $29.875, $23.1875, and $34.75, respectively. During 2001, stock options were granted under the 2001 Omnibus Plan on July 12 and December 13, with exercise prices of $34.38 and $34.09, respectively. During 2002, stock options were granted under the 2001 Omnibus Plan on January 28, April 11, and December 12, with exercise prices of $36.38, $41.29, and $37.96, respectively. In 2003, stock options were granted under the 2001 Omnibus Plan on February 10 and December 10, having exercise prices of $38.25 and $44.73, respectively. The stock options vest and become exercisable in equal 25% installments over a four-year period.

The number of stock options granted under the 1999 Non-Employee Directors Stock Option Plan may not exceed 100,000, and the shares issued thereunder must consist solely of treasury shares. Stock options are granted at the discretion of the Board of Directors. No options may be granted under this plan after December 31, 2008. All options have a ten-year life, but may not be exercised until one year after the date of grant. Options granted under this plan are immediately vested. The exercise price of each option is equal to the fair market value of the stock on the date the stock options were granted. Options were granted on December 9, 1999, and February 10, 2000, with exercise prices of $25.4375 and $25.6875, respectively. No additional stock options are expected to be issued under this plan.

The number of shares subject to each stock option plan, each outstanding stock option, and stock option exercise prices are subject to adjustment in the event of any stock split, stock dividend, or other transaction affecting our outstanding common stock.

The fair value of each stock option grant was estimated using the Black-Scholes stock option pricing model and the following assumptions for each grant date.

	Annual Dividend Yield	Expected Volatility	Risk-Free Interest Rate
July 12, 2001	6.58%	20.93%	5.54%
December 13, 2001	6.60%	20.19%	5.62%
January 28, 2002	6.60%	20.53%	5.40%
April 11, 2002	6.58%	19.53%	5.57%
December 12, 2002	6.23%	20.08%	4.43%
February 10, 2003	6.23%	19.97%	4.40%
December 10, 2003	5.68%	18.25%	4.65%
Expected life (in years)	10		

A summary of the status of the stock option plans as of December 31, 2003, is presented below:

Stock Options	Shares	Weighted-Average Exercise Price
Options outstanding at beginning of year		
Omnibus plan	663,548	$36.1131
Employee plan	492,021	31.5572
Director plan	19,400	25.4762
Granted during 2003		
Omnibus plan	335,424	44.5601
Exercised during 2003		
Omnibus plan	4,420	34.6538
Employee plan	207,150	29.4879
Director plan	3,700	25.4375
Forfeited during 2003		
Omnibus plan	875	36.3014
Employee plan	1,250	23.1875
Outstanding at end of year		
Omnibus plan	993,677	38.9707
Employee plan	283,621	33.1055
Director plan	15,700	25.4853
Options exercisable at year-end		
Omnibus plan	241,076	35.4684
Employee plan	225,116	33.0890
Director plan	15,700	25.4852
Weighted-average fair value of options granted during 2003		
Omnibus plan	$4.53	

A summary of the status of the stock option plans as of December 31, 2002, is presented below:

Stock Options	Shares	Weighted-Average Exercise Price
Options outstanding at beginning of year		
Omnibus plan	327,427	$34.1038
Employee plan	705,916	30.9806
Director plan	23,150	25.4699
Granted during 2002		
Omnibus plan	341,613	38.0064
Exercised during 2002		
Employee plan	206,849	29.5512
Director plan	3,750	25.4375
Forfeited during 2002		
Omnibus plan	5,492	34.0900
Employee plan	7,046	32.6744
Outstanding at end of year		
Omnibus plan	663,548	36.1131
Employee plan	492,021	31.5572
Director plan	19,400	25.4762
Options exercisable at year-end		
Omnibus plan	80,484	34.1040
Employee plan	256,011	31.6679
Director plan	19,400	25.4762
Weighted-average fair value of options granted during 2002		
Omnibus plan	$3.64	

A summary of the status of the stock option plans as of December 31, 2001, is presented below:

Stock Options	Shares	Weighted-Average Exercise Price
Options outstanding at beginning of year		
Omnibus plan	–	–
Employee plan	722,416	$30.9322
Director plan	24,000	25.4688
Granted during 2001		
Omnibus plan	327,427	34.1038
Exercised during 2001		
Employee plan	16,500	28.8617
Director plan	850	25.4375
Forfeited during 2001	–	–
Outstanding at end of year		
Omnibus plan	327,427	34.1038
Employee plan	705,916	30.9806
Director plan	23,150	25.4699
Options exercisable at year-end		
Employee plan	283,604	30.6072
Director plan	23,150	25.4699
Weighted-average fair value of options granted during 2001		
Omnibus plan	$3.23	

The following table summarizes the status of the stock options outstanding and exercisable at December 31, 2003, under the 2001 Omnibus Plan.

Exercise Prices	Options Outstanding	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in Years)
$34.0900	303,223	$34.0900	150,042	$34.0900	8
34.3800	14,479	34.3800	6,693	34.3800	8
36.3800	500	36.3800	125	36.3800	8
37.9600	335,051	37.9600	82,966	37.9600	8
41.2900	5,000	41.2900	1,250	41.2900	8
38.2500	8,797	38.2500	–	–	10
44.7300	326,627	44.7300	–	–	10
	993,677	$38.9707	241,076	$35.4684	

The following table summarizes the status of the stock options outstanding and exercisable at December 31, 2003, under the 1999 Stock Option Plan.

Exercise Prices	Options Outstanding	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in Years)
$29.8750	76,700	$29.8750	76,700	$29.8750	6
23.1875	8,000	23.1875	–	–	6
34.7500	198,921	34.7500	148,416	34.7500	7
	283,621	$33.1055	225,116	$33.0890	

The following table summarizes the status of the stock options outstanding and exercisable at December 31, 2003, under the 1999 Non-Employee Director Stock Option Plan.

Exercise Prices	Options Outstanding and Exercisable	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in Years)
$25.4375	12,700	$25.4375	6
25.6875	3,000	25.6875	6
	15,700	$25.4852	



In the Oshkosh, Wisconsin, warehouse, Ket Vongsa, Supply Clerk, keeps an eye on inventory levels for Wisconsin Public Service.

NOTE 23 - REGULATORY ENVIRONMENT

WISCONSIN

Effective March 21, 2003, Wisconsin Public Service received approval to increase Wisconsin retail electric rates $21.4 million (3.5%) and decrease Wisconsin retail natural gas rates $1.2 million (0.3%). The new retail electric and natural gas rates reflect a 12.0% return on equity and allowed average equity of 55% of total capital.

The amount of fuel and purchased power costs Wisconsin Public Service is authorized to recover in rates is established in the general rate filing. If the actual fuel and purchased power costs vary from the authorized level by more than 2% on an annual basis, Wisconsin Public Service is allowed, or may be required, to file an application adjusting rates for the remainder of the year to reflect actual costs for the year to date and updated projected costs. On October 29, 2003, Wisconsin Public Service filed to reduce rates by $1.9 million, due to a reduction in the costs of fuel and purchased power, for the period August 15, 2003, through December 31, 2003. On February 19, 2004, the Public Service Commission of Wisconsin approved a refund of $2.7 million, which represents the originally filed amounts, adjustments and interest. This refund will be credited to customer accounts in March 2004. A liability of $2.6 million was accrued as of December 31, 2003, in anticipation of this refund.

As a result of the Kewaunee nuclear power plant unplanned outage in late January and early February 2004, and other fuel cost increases in 2004, Wisconsin Public Service filed for a fuel cost increase of $7.4 million on February 27, 2004. The Public Service Commission of Wisconsin has scheduled a hearing for March 22, 2004, to determine the amount of the fuel cost increase to be recorded on an interim basis. Wisconsin Public Service expects that a final order will be issued in summer 2004 regarding this rate increase.

On April 1, 2003, Wisconsin Public Service filed an application with the Public Service Commission of Wisconsin for authorization to increase electric rates and natural gas rates, effective January 1, 2004. The rate increases are necessary to recover the costs associated with the purchase of the De Pere Energy Center, fuel costs, maintenance of power production facilities and employee benefits. On December 19, 2003, the Public Service Commission of Wisconsin issued a final written order authorizing a retail electric rate increase of $59.4 million (9.4%) and a retail natural gas rate increase of $8.9 million (2.2%), effective January 1, 2004. The new rates reflect a 12.0% return on equity and allowed average equity of 56% of total capital.

MICHIGAN

Wisconsin Public Service filed for an increase in retail electric rates in the first quarter of 2003. On July 21, the Michigan Public Service Commission authorized an increase in retail electric rates of $0.3 million and the recovery of an additional $1.0 million of transmission costs through the power supply cost recovery mechanism, effective July 22, 2003.

On December 20, 2002, the Michigan Public Service Commission approved an 8.95% increase in retail electric rates for customers of Upper Peninsula Power. The Michigan Public Service Commission granted an 11.4% return on equity with the new rates being effective December 21, 2002. This was the first base rate increase for Upper Peninsula Power in 10 years.

Michigan authorizes a one-for-one fuel and purchased power recovery mechanism for prudently incurred costs. Under the mechanism, the difference between actual and authorized fuel and purchased power costs is deferred until year-end. By March 31 of the following year, the utility must file a reconciliation of the actual costs to the authorized costs. Any under or over recovery is then recovered from or returned to ratepayers through the end of the following year. The reconciliation is subject to review and intervention by customers. At December 31, 2003, Upper Peninsula Power had significantly under recovered fuel and purchased power costs due to the high costs of purchased power. Upper Peninsula Power intends to file, in March 2004, a reconciliation of the 2003 costs requesting recovery of $5.2 million. In addition, the costs associated with the Presque Isle Power Plant outage have been deferred and are expected to be addressed along with other Dead Flood issues in the next rate case. Upper Peninsula Power expects a final decision regarding the recovery of the 2003 fuel costs no later than the end of 2004. Due to the level of the under recovery relative to Upper Peninsula Power's revenues, the deferred cost may be recovered over more than one year.

FEDERAL

On April 30, 2003, Wisconsin Public Service received a draft order from the Federal Energy Regulatory Commission approving a 21%, or $4.1 million, interim increase in wholesale electric rates. The new wholesale rates were effective on May 11, 2003, and are subject to refund if the final rate increase is less. The draft order also granted the use of formula rates, which allow for the adjustment of wholesale electric rates to reflect actual costs without having to file additional rate requests. On March 4, 2004, the Federal Energy Regulatory Commission and Wisconsin Public Service reached a tentative settlement regarding the final rate increase. Wisconsin Public Service anticipates no material refunds or other adjustments to revenues recorded under the interim rates based on the terms of the tentative agreement. The final settlement is anticipated to be filed with the Federal Energy Regulatory Commission in the second quarter of 2004. This was Wisconsin Public Service's first rate increase for its wholesale electric customers in 17 years.

NOTE 24—SEGMENTS OF BUSINESS

We manage our reportable segments separately due to their different operating and regulatory environments.

Our principal business segments are the regulated electric utility operations of Wisconsin Public Service and Upper Peninsula Power and the regulated gas utility operations of Wisconsin Public Service. Wisconsin Public Service's revenues are primarily derived from the service of electric and natural gas retail customers in northeastern and central Wisconsin and an adjacent part of Upper Michigan. Wisconsin Public Service also provides wholesale electric service to various customers, including municipal utilities, electric cooperatives, energy marketers, other investor-owned utilities, and a municipal joint action agency. Portions of Wisconsin Public Service's electric and gas operations cannot be specifically identified as electric or gas and instead are allocated using either actual labor hours, revenues, number of customers, or number of meters. Upper Peninsula Power derives revenues from the sale of electric energy in the Upper Peninsula of Michigan.

Our other reportable segments include WPS Energy Services and WPS Power Development. WPS Energy Services offers nonregulated natural gas, electric and alternate fuel supplies as well as energy management and consulting services to retail and wholesale customers primarily in the northeastern quadrant of the United States and adjacent portions of Canada. Although WPS Energy Services has a widening array of products and services, revenues are primarily derived through sales of electricity and natural gas. WPS Energy Services' marketing and trading operations manage power and natural gas procurement as an integrated portfolio with its retail and wholesale sales commitments. Electricity required to fulfill these sales commitments was procured primarily from independent generators, energy marketers, and organized electric power markets. Natural gas was purchased from a variety of suppliers under daily, monthly, seasonal, and long-term contracts with pricing delivery and volume schedules to accommodate customer requirements. WPS Energy Services' customers include utilities, municipalities, cooperatives, commercial and industrial consumers, aggregators, and other marketing and retail entities.

WPS Power Development competes in the wholesale merchant electric power generation industry, primarily in the midwest and northeastern United States and adjacent portions of Canada. WPS Power Development's core competencies include power plant operation and maintenance, waste disposal, and material condition assessment of assets. Revenues are derived primarily through the sale of capacity and energy generated from plant assets through wholesale outtake contracts and into liquid financial markets, primarily the PJM (Pennsylvania, New Jersey, and Maryland), New York and NEPOOL (New England Power Pool) markets, at spot prices or day ahead prices.

The Holding Company and Other segment includes the operations of WPS Resources and WPS Resources Capital Corporation as holding companies and the nonutility activities at Wisconsin Public Service and Upper Peninsula Power. The tables below present information for the respective years pertaining to our operations segmented by lines of business.



Deanna Francisco leads e-Business Development and Services at Wisconsin Public Service. In 2003, http://www.wisconsinpublicservice.com won an Outstanding Web Site Award from the Web Marketing Association for easy navigation and customer-focused design.

Segments of Business *(Millions)* 2003	Regulated Utilities Electric Utility *	Gas Utility *	Total Utility *	Nonutility and Nonregulated Operations WPS Energy Services	WPS Power Development	Other	Reconciling Eliminations	WPS Resources Consolidated
Income Statement								
External revenues	$ 785.6	$398.1	$1,183.7	$3,063.2	$ 74.3	$ 0.1	$ –	$4,321.3
Internal revenues	28.5	6.1	34.6	18.0	8.1	1.1	(61.8)	–
Depreciation and decommissioning	112.8	14.3	127.1	1.8	8.9	0.6	–	138.4
Miscellaneous income	43.6	1.3	44.9	1.2	(5.0)	30.7	(8.2)	63.6
Interest expense	24.9	6.7	31.6	0.5	2.8	27.3	(6.6)	55.6
Provision for income taxes	33.9	9.2	43.1	17.4	(24.2)	(2.6)	–	33.7
Discontinued operations	–	–	–	0.3	(16.3)	–	–	(16.0)
Cumulative effect of change in accounting principle	–	–	–	3.3	(0.3)	–	0.2	3.2
Income available for common shareholders	60.0	15.7	75.7	29.0	(7.9)	(2.1)	–	94.7
Balance Sheet								
Total assets	2,102.1	497.0	2,599.1	1,162.7	373.8	305.0	(148.3)	4,292.3
Cash expenditures for long-lived assets	131.0	40.7	171.7	1.4	3.3	(0.2)	–	176.2

* Includes only utility operations. Nonutility operations are included in the Other column.

Segments of Business *(Millions)* 2002	Regulated Utilities Electric Utility *	Gas Utility *	Total Utility *	Nonutility and Nonregulated Operations WPS Energy Services	WPS Power Development	Other	Reconciling Eliminations	WPS Resources Consolidated
Income Statement								
External revenues	$ 741.6	$308.7	$1,050.3	$358.8	$ 51.8	$ 0.2	$ –	$1,461.1
Internal revenues	21.5	2.0	23.5	2.4	7.6	1.1	(34.6)	–
Depreciation and decommissioning	72.6	13.3	85.9	1.1	7.3	0.5	–	94.8
Miscellaneous income	6.3	0.3	6.6	1.8	27.7	19.8	(8.1)	47.8
Interest expense	28.7	6.3	35.0	1.6	3.4	22.4	(6.6)	55.8
Provision for income taxes	31.9	12.4	44.3	6.6	(18.3)	(3.6)	(0.3)	28.7
Discontinued operations	–	–	–	0.6	(6.6)	–	–	(6.0)
Income available for common shareholders	61.0	18.4	79.4	11.0	24.0	(5.0)	–	109.4
Balance Sheet								
Total assets	1,816.7	513.9	2,330.6	877.2	358.1	172.7	(67.4)	3,671.2
Cash expenditures for long-lived assets	164.3	34.0	198.3	0.8	8.2	3.0	–	210.3

* Includes only utility operations. Nonutility operations are included in the Other column.

Segments of Business *(Millions)* 2001	Regulated Utilities Electric Utility *	Gas Utility *	Total Utility *	Nonutility and Nonregulated Operations WPS Energy Services	WPS Power Development	Other	Reconciling Eliminations	WPS Resources Consolidated
Income Statement								
External revenues	$ 654.4	$320.6	$ 975.0	$322.3	$ 47.9	$ 0.2	$ –	$1,345.4
Internal revenues	21.3	1.0	22.3	4.3	8.7	1.1	(36.4)	–
Depreciation and decommissioning	66.4	11.7	78.1	0.7	4.9	0.4	–	84.1
Miscellaneous income	14.5	0.2	14.7	1.1	2.6	27.2	(8.1)	37.5
Interest expense	28.3	6.0	34.3	0.2	4.2	23.0	(8.3)	53.4
Provision for income taxes	31.6	5.9	37.5	3.5	(29.9)	(1.8)	(0.1)	9.2
Discontinued operations	–	–	–	0.9	(7.8)	–	–	(6.9)
Income available for common shareholders	58.8	8.9	67.7	6.4	2.3	1.3	(0.1)	77.6
Balance Sheet								
Total assets	1,725.9	482.6	2,208.5	720.1	323.1	167.7	(72.9)	3,346.5
Cash expenditures for long-lived assets	175.8	24.9	200.7	10.9	27.7	5.0	–	244.3

* Includes only utility operations. Nonutility operations are included in the Other column.

Geographic Information (Millions)	2003 Revenues	2003 Long-Lived Assets	2002 Revenues	2002 Long-Lived Assets	2001 Revenues
United States	$3,749.6	$2,618.4	$1,407.4	$2,358.5	$1,343.1
Canada	571.7	24.1	53.7	25.5	2.3
Total	$4,321.3	$2,642.5	$1,461.1	$2,384.0	$1,345.4

NOTE 25—QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Three Months Ended

(Millions, except for share amounts)	2003 March	June	September	December	Total
Operating revenues [1]	$1,281.8	$971.9	$989.3	$1,078.3	$4,321.3
Operating income	57.4	10.5	52.5	10.3	130.7
Income from continuing operations	35.7	9.2	33.3	32.4	110.6
Net income before cumulative effect of change in accounting principles	30.6	3.5	34.8	25.7	94.6
Income available for common shareholders	33.0	2.7	34.1	24.9	94.7
Average number of shares of common stock (basic)	32.1	32.4	32.6	34.5	33.0
Average number of shares of common stock (diluted)	32.4	32.7	32.9	34.8	33.2
Earnings per common share (basic) [2]					
Income from continuing operations	$1.09	$0.26	$1.00	$0.92	$3.26
Net income before cumulative effect of change in accounting principles	0.93	0.08	1.05	0.72	2.77
Earnings per common share (basic)	1.03	0.08	1.05	0.72	2.87
Earnings per common share (diluted) [2]					
Income from continuing operations	$1.08	$0.26	$0.99	$0.91	$3.24
Net income before cumulative effect of change in accounting principles	0.92	0.08	1.04	0.72	2.75
Earnings per common share (diluted)	1.02	0.08	1.04	0.72	2.85

(Millions, except for share amounts)	2002 March	June	September	December	Total
Operating revenues [1]	$380.3	$310.5	$350.6	$419.7	$1,461.1
Operating income	48.8	22.8	45.7	37.9	155.2
Income from continuing operations	32.1	23.6	29.9	32.9	118.5
Income available for common shareholders	28.1	21.7	30.5	29.1	109.4
Average number of shares of common stock (basic)	31.4	31.7	31.9	32.0	31.7
Average number of shares of common stock (diluted)	31.6	31.9	32.1	32.2	32.0
Earnings per common share (basic) [2]					
Income from continuing operations	$1.00	$0.72	$0.91	$1.01	$3.64
Earnings per common share (basic)	0.89	0.68	0.96	0.91	3.45
Earnings per common share (diluted) [2]					
Income from continuing operations	$0.99	$0.71	$0.91	$1.00	$3.61
Earnings per common share (diluted)	0.89	0.68	0.95	0.90	3.42

(1) Revenue have been reclassified, including revenues related to discontinued operation, to conform to current year presentation.

(2) Earnings per share for the individual quarters do not total the year ended earnings per share amount because of the significant changes to the average number of shares outstanding and changes in incremental issuable shares throughout the year.

Because of various factors, which affect the utility business, the quarterly results of operations are not necessarily comparable.

WPS Resources Corporation

The management of WPS Resources Corporation has prepared, and is responsible for the integrity of, the consolidated financial statements and related financial information encompassed in this Annual Report. Our consolidated financial statements have been prepared in conformity with generally accepted accounting principles, and financial information included elsewhere in this report is consistent with our consolidated financial statements.

We maintain a system of internal accounting control designed to provide reasonable assurance that our assets are safeguarded and that transactions are properly executed and recorded in accordance with authorized procedures. The system is monitored by management and our internal auditing department. Written policies and procedures have been developed to support the internal controls in place and are updated as necessary.

Our internal auditing department reviews and assesses the effectiveness of selected internal controls, and reports to management as to its findings and recommendations for improvement. Management takes appropriate actions to correct deficiencies as they are identified.

Our Board of Directors has established an Audit Committee, comprised entirely of independent directors, which actively assists our Board in its role of overseeing our financial reporting process and system of internal control. Our independent public accountants are hired by and have full and free access to the Audit Committee. We also have a Disclosure Committee to oversee the adequacy of our financial reporting and disclosure.

The accompanying consolidated financial statements have been audited by Deloitte & Touche, independent public accountants, whose report follows.

Larry L. Weyers
Larry L. Weyers
Chairman, President, and Chief Executive Officer

Joseph P. O'Leary
Joseph P. O'Leary
Senior Vice President and Chief Financial Officer

Diane L. Ford
Diane L. Ford
Vice President - Controller and Chief Accounting Officer

Independent Auditors' Report

Deloitte.

To the Shareholders and Board of Directors of
WPS Resources Corporation

We have audited the accompanying consolidated balance sheets of WPS Resources Corporation and subsidiaries (the "Company"), as of December 31, 2003 and 2002, and the related consolidated statements of income, common shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of WPS Resources Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2003, the Company changed its method of accounting for certain energy trading contracts to adopt EITF 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities." As discussed in Notes 1 and 16 to the consolidated financial statements, effective January 1, 2003, the Company changed its method of accounting for asset retirement obligations to adopt Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations."

Deloitte & Touche LLP
Deloitte & Touche LLP
Milwaukee, Wisconsin
March 10, 2004



Scott Bunker (foreground), Distribution Operations Center Dispatcher; Steven Heller, System Operating Supervisor; and Neil Hermus, Superintendent of the Distribution Operations Center; monitor gas and electric distribution facilities from the Green Bay headquarters of Wisconsin Public Service. They quickly respond to problems and maintain service to customers.

As of or for Year Ended December 31 *(Millions, except per share amounts, stock price, return on average equity, and number of shareholders and employees)*	2003	2002	2001	2000	1999
Total revenues *	$4,321.3	$1,461.1	$1,345.4	$1,094.1	$1,086.5
Income from continuing operations	110.6	118.5	87.6	75.6	61.9
Income available for common shareholders	94.7	109.4	77.6	67.0	59.6
Total assets	4,292.3	3,671.2	3,346.5	3,202.7	2,185.1
Preferred stock of subsidiaries	51.1	51.1	51.1	51.1	51.2
Long-term debt and capital lease obligation (excluding current portion)	871.9	824.4	727.8	660.0	584.5
Shares of common stock (less treasury stock and shares in deferred compensation trust)					
Outstanding	36.6	31.8	31.1	26.4	26.8
Average	33.0	31.7	28.2	26.5	26.6
Earnings per common share (basic)					
Income from continuing operations	$3.26	$3.64	$3.00	$2.74	$2.21
Earnings per common share	2.87	3.45	2.75	2.53	2.24
Earnings per common share (diluted)					
Income from continuing operations	3.24	3.61	2.99	2.74	2.21
Earnings per common share	2.85	3.42	2.74	2.53	2.24
Dividend per share of common stock	2.16	2.12	2.08	2.04	2.00
Stock price at year-end	$46.23	$38.82	$36.55	$36.81	$25.13
Book value per share	$27.40	$24.62	$23.02	$20.76	$20.01
Return on average equity	11.50%	14.60%	12.80%	12.30%	11.30%
Number of common stock shareholders	22,172	22,768	23,478	24,029	25,020
Number of employees	3,080	2,963	2,856	3,030	2,900

* Revenues increased $2,860.2 million in 2003 compared to 2002. Approximately $1,127 million of the increase relates to WPS Energy Services' required adoption of Issue No. 02-03, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities," effective January 1, 2003. Volume growth driven by WPS Energy Services' acquisition of a retail natural gas business in Canada accounted for another $500 million of the increase. The remaining increase in revenues was primarily related to increased natural gas prices at Wisconsin Public Service and WPS Energy Services and electric rate increases at the utilities.

Board of Directors *



Richard A. Bemis

Age 62

Sheboygan Falls, Wisconsin

President and Chief Executive Officer

Bemis Manufacturing Company

(Director since 1983)

Audit Committee (Chair)



Albert J. Budney, Jr.

Age 56

Cazenovia, New York

Former President

Niagara Mohawk Holdings, Inc. and Niagara Mohawk Power Corporation

(Director since 2002)

Audit Committee

Governance Committee (Chair)



Ellen Carnahan

Age 48

Chicago, Illinois

Managing Director

William Blair Capital Partners, L.L.C.

(Director since 2003)

Governance Committee



Robert C. Gallagher

Age 65

Green Bay, Wisconsin

Chairman of the Board

Associated Banc-Corp

(Director since 1992)

Compensation Committee

Finance Committee



Kathryn M. Hasselblad-Pascale

Age 55

Green Bay, Wisconsin

Managing Partner

Hasselblad Machine Company, L.L.P.

(Director since 1987)

Compensation Committee (Chair)

Officers **

WPS Resources Corporation

Larry L. Weyers
Chairman, President, and Chief Executive Officer
Age 58/Years of service 18

Thomas P. Meinz
Senior Vice President - Public Affairs
Age 57/Years of service 34

Phillip M. Mikulsky
Senior Vice President - Development
Age 55/Years of service 32

Joseph P. O'Leary
Senior Vice President and Chief Financial Officer
Age 49/Years of service 2

Charles A. Schrock
Senior Vice President
Age 50/Years of service 24

Diane L. Ford
Vice President - Controller and Chief Accounting Officer
Age 50/Years of service 28

Richard E. James
Vice President - Corporate Planning
Age 50/Years of service 28

Neal A. Siikarla
Vice President
Age 56/Years of service 5

Bernard J. Treml
Vice President - Human Resources
Age 54/Years of service 31

William L. Bourbonnais, Jr.
Assistant Vice President - Transmission
Age 58/Years of service 35

Barbara A. Nick
Assistant Vice President - Corporate Services
Age 45/Years of service 19

Glen R. Schwalbach
Assistant Vice President - Corporate Planning
Age 58/Years of service 35

Barth J. Wolf
Secretary and Manager - Legal Services
Age 46/Years of service 15

Bradley A. Johnson
Treasurer
Age 49/Years of service 24

Wisconsin Public Service Corporation

Larry L. Weyers
Chairman, President, and Chief Executive Officer
Age 58/Years of service 18

Thomas P. Meinz
Senior Vice President - Public Affairs
Age 57/Years of service 34

Joseph P. O'Leary
Senior Vice President and Chief Financial Officer
Age 49/Years of service 2

Lawrence T. Borgard
Vice President - Distribution and Customer Service
Age 42/Years of service 19

Diane L. Ford
Vice President - Controller and Chief Accounting Officer
Age 50/Years of service 28

David W. Harpole
Vice President - Energy Supply
Age 48/Years of service 26

Bernard J. Treml
Vice President - Human Resources
Age 54/Years of service 31

Charles A. Cloninger
Assistant Vice President - Operations and Engineering
Age 45/Years of service 22

James F. Schott
Assistant Vice President - Regulatory Affairs
Age 46/Years of service 1

Barth J. Wolf
Secretary and Manager - Legal Services
Age 46/Years of service 15

Bradley A. Johnson
Treasurer
Age 49/Years of service 24

Jerome J. Myers ***
Assistant Treasurer
Age 58/Years of service 35

Janet K. McKee
Assistant Treasurer
Age 50/Years of service 7

Pamela R. Clausen
Assistant Controller
Age 53/Years of service 16



James L. Kemerling

Age [illegible]

Wausau, Wisconsin

President and Chief Executive Officer

[illegible]

Chairman of the [illegible] Executive [illegible]

[illegible]

Director since 1988

[illegible] Committee (Chair)



John C. Meng

Age 59

Green Bay, Wisconsin

Chairman of the Board, Schreiber Foods, Inc.

Director since 2001

Compensation Committee

Financial Committee



William F. Protz, Jr.

Age [illegible]

[illegible], Illinois

Consultant and former President and Chief Executive Officer

Santa's Best

Director since 2001

Audit Committee

Governance Committee



Larry L. Weyers

Age [illegible]

Green Bay, Wisconsin

Chairman, President, and Chief Executive Officer

WPS Resources Corporation

Director since 1996

* *Age, title, and committee membership are as of December 31, 2003.*

WPS Energy Services Inc

Phillip M. Mikulsky
Chief Executive Officer
Age 55/Years of service 32

Mark A. Radtke
President
Age 42/Years of service 20

Daniel J. Verbanac
Senior Vice President
Age 40/Years of service 19

Mark W. Stiers
Chief Operating Officer - Quest Energy
Age 41/Years of service 1

Richard J. Bissing
Vice President
Age 43/Years of service 14

Darrell W. Bragg
Vice President
Age 44/Years of service 8

Boris A. Brevnov
Vice President - Business Development and Implementation
Age 35/Years of service 1

Michael W. Charles
Vice President - Asset Development
Age 54/Years of service 26

Bruce A. Rizor
Vice President - Structured Energy Trading
Age 42/Years of service 4

Ruqaiyah Z. Stanley
Vice President
Age 49/Years of service 5

Barth J. Wolf
Secretary
Age 46/Years of service 15

Bradley A. Johnson
Treasurer
Age 49/Years of service 24

Gregory C. Lower
Controller
Age 49/Years of service 2

WPS Power Development Inc

Phillip M. Mikulsky
President
Age 55/Years of service 32

Terry P. Jensky
Vice President - Operations
Age 50/Years of service 26

Barth J. Wolf
Secretary
Age 46/Years of service 15

Bradley A. Johnson
Treasurer
Age 49/Years of service 24

George R. Wiesner
Controller
Age 46/Years of service 19

UPPCO
Upper Peninsula Power Company

Thomas P. Meinz
Chairman and Chief Executive Officer
Age 57/Years of service 34

Lawrence T. Borgard
President
Age 42/Years of service 19

Gary W. Erickson
Vice President
Age 61/Years of service 35

Barth J. Wolf
Secretary
Age 46/Years of service 15

Bradley A. Johnson
Treasurer
Age 49/Years of service 24

** *Title, age, and years of service are as of December 31, 2003. Years of service take into consideration service with WPS Resources Corporation or a system company.*

*** *Retired December 31, 2003.*

Shareholder Inquiries

Our transfer agent, American Stock Transfer & Trust Company, can be reached via telephone between the hours of 7:00 a.m. and 6:00 p.m., Central time, Monday through Thursday, or 7:00 a.m. and 4:00 p.m., Central time, Friday, by calling 800-236-1551. You also have direct access to your account through the Internet at http://www.amstock.com.

Our Investor Relations staff is also available to assist you by calling 920-433-1050 between the hours of 8:00 a.m. and 4:30 p.m., Central time, Monday through Friday.

Mailing addresses and Internet addresses, along with additional telephone numbers, are listed on the back cover of this report.

Common Stock

The New York Stock Exchange is the principal market for WPS Resources Corporation common stock, which trades under the ticker symbol of WPS.


WPS RESOURCES CORPORATION
SPECIMEN
SPECIMEN
ABN SECOL
ABN SECOL

You may purchase or sell our common stock through our Stock Investment Plan described below or through brokerage firms and banks that offer brokerage services.

Common stock certificates issued before September 1, 1994, bear the name of Wisconsin Public Service Corporation and remain valid certificates.

Effective December 16, 1996, each share of our common stock has a Right associated with it, which would entitle the owner to purchase additional shares of common stock under specified terms and conditions. The Rights are not presently exercisable. The Rights would become exercisable ten days after a person or group (1) acquires 15% or more of WPS Resources Corporation's common stock or (2) announces a tender offer to acquire at least 15% of WPS Resources' common stock.

On December 31, 2003, we had 36,621,976 shares of common stock outstanding, which were owned by 22,172 holders of record.

Year Ended December 31 *(By Quarter)*		Dividends Per Share	Price Range High	Price Range Low
2003	1st quarter	$ .535	$41.18	$36.80
	2nd quarter	.535	44.28	39.53
	3rd quarter	.545	41.60	38.28
	4th quarter	.545	46.80	40.94
		$2.160		
2002	1st quarter	$ .525	$39.93	$35.65
	2nd quarter	.525	42.68	37.00
	3rd quarter	.535	41.12	30.47
	4th quarter	.535	39.95	32.64
		$2.120		

Dividends

We have paid quarterly cash dividends on our common stock since 1953, and we expect to continue that trend. Future dividends are dependent on regulatory limitations, earnings, capital requirements, cash flows, and other financial considerations.

Anticipated record and payment dates for common stock dividends paid in 2004 are:

Record Date	Payment Date
February 27	March 20
May 28	June 19
August 31	September 20
November 30	December 20

As a record holder of our common stock, you may have your dividends electronically deposited in a checking or savings account at a financial institution. If you are a record holder and your dividends are not electronically deposited, we will mail your dividend check directly to you.

If you are a record holder of our common stock and your dividend check is not received on the payment date, wait approximately ten days to allow for delays in mail delivery. After that time, contact American Stock Transfer & Trust Company to request a replacement check.

Stock Investment Plan



We maintain a Stock Investment Plan for the purchase of common stock, which allows persons who are not already shareholders (and who are not employees of WPS Resources or its system companies) to become participants by making a minimum initial cash investment of $100. Our Plan enables you to maintain registration with us in your own name rather than with a broker in "street name."

The Stock Investment Plan also provides you with options for reinvesting your dividends and making optional cash purchases of common stock directly through the Plan without paying brokerage commissions, fees, or service charges. Optional cash payments of not less than $25 per payment may be made subject to a maximum of $100,000 per calendar year. An automatic investment option allows you to authorize the deduction of payments from your checking or savings account automatically once each month, on the third day of the month, by electronic means for investment in the Plan.

Cash for investment must be received by the 3rd or 18th day of the month for investment, which generally commences on or about the 5th or 20th day of the month, or as soon thereafter as practicable.

The shares you hold in our Stock Investment Plan may be sold by the agent for the Plan as you direct us, or you may request a certificate for sale through a broker you select. We will accumulate sale requests from participants and, approximately every five business days, will submit a sale request to the independent broker-dealer on behalf of those participants.

Participation in the Stock Investment Plan is being offered only by means of a prospectus. If you would like a copy of the Stock Investment Plan prospectus, you may use American Stock Transfer's Web site, call American Stock Transfer at 800-236-1551, contact us via e-mail by using our e-mail address of investor@wpsr.com, or you may order or download the prospectus and enrollment forms using the Internet at http://www.wpsr.com under Investor Information.

Safekeeping Services

As a participant in the Stock Investment Plan, you may transfer shares of common stock registered in your name into a Plan account for safekeeping. Contact American Stock Transfer or our Investor Relations staff for further details.

Preferred Stock of Subsidiary

The preferred stock of Wisconsin Public Service Corporation trades on over-the-counter markets. Payment and record dates for preferred stock dividends paid in 2004 are:

Record Date	Payment Date
January 15	February 1
April 15	May 1
July 15	August 1
October 15	November 1

Stock Transfer Agent and Registrar

Questions about transferring common or preferred stock, lost certificates, or changing the name in which certificates are registered should be directed to our transfer agent, American Stock Transfer & Trust Company, at the addresses or telephone numbers listed on the back cover.

Address Changes

If your address changes, write to American Stock Transfer & Trust Company at the address on the back of this report or use their Web site at http://www.amstock.com.

Availability of Information

Company financial information is available on the Internet. The address is http://www.wpsr.com.

It is anticipated that 2004 quarterly earnings information will be released on April 21, July 21, and October 20 in 2004 and on January 26 in 2005.

You may obtain, without charge, a copy of our 2003 Form 10-K, without exhibits, as filed with the Securities and Exchange Commission, by contacting the Corporate Secretary, at the corporate office mailing address listed on the back cover, or by using our Web site.

Internet



Visit our award-winning Web site at http://www.wpsr.com to find a wealth of information about our company and its subsidiaries.

The site will give you instant access to Annual Reports, SEC filings, proxy statements, financial news, presentations, news releases, career opportunities, and much more. You may also download a copy of the prospectus for the Stock Investment Plan and the associated forms for participation in the Plan.

The site is updated regularly, so visit it often.

Annual Shareholders' Meeting

Our Annual Shareholders' Meeting will be held on Thursday, May 13, 2004, at 10:00 a.m. at the Weidner Center, University of Wisconsin – Green Bay, 2420 Nicolet Drive, Green Bay, Wisconsin.

Proxy statements for our May 13, 2004, Annual Shareholders' Meeting were mailed to shareholders of record on April 8, 2004.

Annual Report

If you or another member of your household receives more than one Annual Report because of differences in the registration of your accounts, please contact American Stock Transfer & Trust Company so that account mailing instructions can be modified accordingly.

This Annual Report is prepared primarily for the information of our shareholders and is not given in connection with the sale of any security or offer to sell or buy any security.

Corporate Governance Information

Corporate governance information, including our Corporate Governance Guidelines, our Code of Conduct, and charters for the committees of our Board of Directors, is available on our Web site at http://www.wpsr.com under Investor Information. You may also obtain the information by written request to the Corporate Secretary at the mailing address for the corporate office indicated on the back cover of this report.

WPS Resources Corporation

Corporate Office

700 North Adams Street
Green Bay, WI 54301

Mailing Address
WPS Resources Corporation
P. O. Box 19001
Green Bay, WI 54307-9001

Telephone
920-433-4901

Fax
920-433-1526

Web Site
http://www.wpsr.com

Investor Relations

WPS Resources Corporation
700 North Adams Street
Green Bay, WI 54301

Mailing Address
WPS Resources Corporation
P. O. Box 19001
Green Bay, WI 54307-9001

Telephone
920-433-1050 or
920-433-1857

E-Mail
investor@wpsr.com

Financial Inquiries

Mr. Joseph P. O'Leary
Senior Vice President and
Chief Financial Officer
WPS Resources Corporation
P. O. Box 19001
Green Bay, WI 54307-9001

Telephone
920-433-1463

Stock Exchange Listing

New York Stock Exchange

Ticker Symbol
WPS

Listing Abbreviation
WPS Res

Transfer Agent and Registrar

For General Information
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Web Site
http://www.amstock.com

E-Mail
info@amstock.com

Telephone
800-236-1551 (toll free)
718-921-8156 (world wide)

Fax
718-236-2641

For Dividend Reinvestment and Direct Stock Purchase

American Stock Transfer & Trust Company
P. O. Box 922
Wall Street Station
New York, NY 10269-0560

Telephone
800-236-1551 (toll free)

Wisconsin Utility Investors, Inc.
Wisconsin Utility Investors, Inc. ("WUI") is an independent, non-profit organization representing the collective voices of more than 16,000 shareholders in Wisconsin utilities. It monitors and evaluates industry issues and trends and is a resource for its members, regulators, and the public. WUI can be reached by calling 608-663-5813 or by e-mail at contact@wuiinc.org.

Equal Employment Opportunity
WPS Resources Corporation is committed to equal employment opportunity for all qualified individuals without regard to race, creed, color, religion, sex, age, national origin, sexual orientation, disability, or veteran status. To that end, we support and will cooperate fully with all applicable laws, regulations, and executive orders in all of our employment policies, practices, and decisions.

[illegible]

Subjects in photos were not placed in unsafe conditions for the production of this Annual Report.